Anglo Irish Bank Corporation plc

Stephen Court
18/21 St Stephen's Green
Dublin 2
Ireland

Tel: +353 1 6162000
SWIFT: AngoIE2D
Website: www.angloirishbank.com

Fax: Banking +353 1 6162481
Fax: Treasury +353 1 6162467
Fax: Personal Deposits +353 1 6162483
Fax: Personnel +353 1 6162488

ANGLO IRISH BANK

Office of International Corporate Finance,
Securities & Exchange Commission,
450 Fifth Street N.W.,
Washington D.C. 20549,
U.S.A. [redacted]

SUPPL

06011335

1 March 2006

BD/AH

SEC MAIL RECEIVED PROCESSING SECTION
MAR 0 2 2006
WASH, D.C. 185

Re: Anglo Irish Bank Corporation Plc (File No. 82-3791) 12g3-2 (b) Exemption.

Dear Sirs,

Please find enclosed information and/or documents furnished by Anglo Irish Bank Corporation plc (file No. 82-3791) under paragraph (b) (1) (iii) Rule 12g3-2, which information shall not be deemed "Filed" with the SEC or otherwise subject to the liabilities of Section 18 of the U.S. Securities Exchange Act of 1934.

Yours faithfully,
ANGLO IRISH BANK

P.P. Ailbhe Horgan
Bernard Daly

PROCESSED
MAR 0 6 2006
THOMSON
FINANCIAL

Encls

STOCK EXCHANGE

DATE	ANNOUNCEMENT
04 Nov 2005	Block Listing Return
18 Nov 2005	Notice of Results
23 Nov 2005	Final Results
01 Dec 2005	Brochure of Particulars
05 Dec 2005	Dealing by Director and Person Discharging Managerial Responsibilities
08 Dec 2005	Dividend Declaration
08 Dec 2005	Dealing by Director and Person Discharging Managerial Responsibilities
08 Dec 2005	Dealing by Director and Person Discharging Managerial Responsibilities
08 Dec 2005	Dealing by Director and Person Discharging Managerial Responsibilities
08 Dec 2005	Dealing by Director and Person Discharging Managerial Responsibilities
08 Dec 2005	Dealing by Director and Person Discharging Managerial Responsibilities
08 Dec 2005	Dealing by Director and Person Discharging Managerial Responsibilities

12 Dec 2005	Dealing by Director and Person Discharging Managerial Responsibilities
12 Dec 2005	Dealing by Director and Person Discharging Managerial Responsibilities
12 Dec 2005	Dealing by Director and Person Discharging Managerial Responsibilities
12 Dec 2005	Dealing by Director and Person Discharging Managerial Responsibilities
12 Dec 2005	Dealing by Director and Person Discharging Managerial Responsibilities
12 Dec 2005	Dealing by Director and Person Discharging Managerial Responsibilities
14 Dec 2005	Brochure of Particulars
17 Jan 2006	Dealing by Director and Person Discharging Managerial Responsibilities
17 Jan 2006	Dealing by Director and Person Discharging Managerial Responsibilities
17 Jan 2006	Dealing by Director and Person Discharging Managerial Responsibilities
19 Jan 2006	Issue of Equity
19 Jan 2006	Issue of Equity
19 Jan 2006	Annual Information Update
27 Jan 2006	Announcement of a new Director appointment

27 Jan 2006	AGM Statement
01 Feb 2006	Brochure of Particulars
02 Feb 2006	Director Declaration
03 Feb 2006	Results of AGM
10 Feb 2006	Document Availability
14 Feb 2006	Dealing by Director and Person Discharging Managerial Responsibilities
14 Feb 2006	Dealing by Director and Person Discharging Managerial Responsibilities
14 Feb 2006	Dealing by Director and Person Discharging Managerial Responsibilities
14 Feb 2006	Dealing by Director and Person Discharging Managerial Responsibilities
14 Feb 2006	Dealing by Director and Person Discharging Managerial Responsibilities
14 Feb 2006	Dealing by Director and Person Discharging Managerial Responsibilities
14 Feb 2006	Dealing by Director and Person Discharging Managerial Responsibilities
14 Feb 2006	Dealing by Director and Person Discharging Managerial Responsibilities
14 Feb 2006	Dealing by Director and Person Discharging Managerial Responsibilities

14 Feb 2006	Dealing by Director and Person Discharging Managerial Responsibilities
14 Feb 2006	Dealing by Director and Person Discharging Managerial Responsibilities
14 Feb 2006	Dealing by Director and Person Discharging Managerial Responsibilities
28 Feb 2006	Dealing by Director and Person Discharging Managerial Responsibilities

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Regulatory News Announcement

Information on this page is updated via a feed from the London Stock Exchange's Regulatory News Service.

Anglo Irish Bank - Re: Block Listing

RNS Number:7007T
Anglo Irish Bank Corp PLC
04 November 2005

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

1. Name of company

Anglo Irish Bank Corporation Plc

2. Name of scheme

Share Option Scheme

3. Period of return:

From 26 April 2005 To 26 October 2005

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

9,204,076 ordinary shares of Euro0.16

5. Number of shares issued / allotted under scheme during period:

1,654,446 ordinary shares of Euro0.16

6. Balance under scheme not yet issued / allotted at end of period

7,549,630 ordinary shares of Euro0.16

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

8,000,000 ordinary shares of Euro0.32 listed 09/09/2003

Please confirm total number of shares in issue at the end of the period in order for us to update our records

678,864,648 ordinary shares of Euro0.16 each

Contact for queries

Name Cliona Joyce

Address Anglo Irish Bank, Stephen Court, 18/21 Stephens Green, Dublin 2

Telephone 00353 1 6162506

This announcement has been issued through the Companies Announcement Service of

the Irish Stock Exchange.

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Anglo Irish Bank - Notice of Results

RNS Number:3482U
Anglo Irish Bank Corp PLC
18 November 2005

ANGLO IRISH BANK CORPORATION PLC

FINAL RESULTS 2005

Anglo Irish Bank Corporation plc wishes to advise that it will announce the Final Results for the year ended 30th September 2005 on the morning of Wednesday, 23rd November 2005.The Results will incorporate information relating to the Final Dividend.

18th November 2005

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Regulatory News Announcement

• Information on this page is updated via a feed from the London Stock Exchange's Regulatory News Service.

Anglo Irish Bank - Final Results

RNS Number:5208U
Anglo Irish Bank Corp PLC
23 November 2005

ANGLO IRISH BANK

Preliminary Results for the Year ended 30 September 2005

H I G H L I G H T S

Anglo Irish Bank today (Wednesday 23 November 2005) published its preliminary statement for the year to 30 September 2005. Key highlights include:

* Reported pre-tax profits of Euro685.2 million, up 36%
* Record earnings per share of 73.21 cent, an increase of 28%
* Return on ordinary equity of 34%
* Final dividend proposed of 9.03 cent bringing total dividend for the year to 13.54 cent, an increase of 20% on 2004
* Total assets increased by 41% to Euro48.3 billion
* Lending to customers increased by Euro9.8 billion net, up 40% on a constant currency basis to Euro34.4 billion
* Total funding increased by 43% to Euro41.7 billion
* Number of employees grew by 17% to 1,411
* Record lending work in progress of Euro6.0 billion at year-end

Commenting on the results, David Drumm, Group Chief Executive, said:

'This has been an outstanding year for the Bank. The Group's record performance was delivered through the consistent execution of our strategy.

Record net loan growth of Euro9.8 billion brought customer loans to Euro34.4 billion, an increase of 40% on last year. Asset quality is excellent, reflected in a specific charge of just 0.09% of our closing book and historically

low levels of
non-performing loans. Our Treasury and Wealth Management Divisions also
delivered exceptional performances in 2005.

We are confident of the Bank's future prospects. Lending work in progress is at
record levels and the outlook for our core economies remains positive. We will
continue to invest significantly in our people ensuring we maximise the
long-term potential of our unique business model.'

-ends-

For reference:

David Drumm, Group Chief Executive
Willie McAteer, Group Finance Director
Matt Moran, Chief Financial Officer
Anglo Irish Bank
Tel: +353 1 616 2000

Orla Benson
Drury
Communications
Tel: +353 1 260 5000

Chairman's Statement

Anglo Irish Bank had an impressive year with your Group producing its best
results to date. This demonstrates the continuing ability of our focused
strategy and business model to deliver strong profit growth and excellent
returns to shareholders. Pre-tax profits increased by 36% to Euro685 million. EPS
and profit attributable to ordinary shareholders grew by 28% and 29% to 73.21
cent and Euro491 million respectively, generating a return on ordinary equity of
34%. Your Bank's performance in 2005 has contributed to a five-year total
shareholder return in excess of 800%, making it the leader amongst its peers.

Dividend

Your Board recommends a final ordinary dividend of 9.83 cent per share, bringing
the total dividends for the year to 13.54 cent, an increase of 20%. The total
amount payable to shareholders in the form of ordinary dividends for 2005 is
Euro91.4 million. Dividend cover remains strong at 5.4 times as the Bank retains
significant capital directed at future growth opportunities in each of our

markets.

It is proposed that the final ordinary dividend be paid on 13 February 2006 to shareholders on the Bank's register as at the close of business on 2 December 2005. Withholding tax may apply on the dividend depending on the tax status of each shareholder. Shareholders will again be offered the option of receiving dividends in the form of cash or shares.

People

Our success is firmly based upon the skill, professionalism and commitment of our people. On behalf of all stakeholders, I thank them for once again delivering this year.

The Bank invests significantly in the recruitment, training and development of talented professionals. We will continue to benefit from this important investment in future years.

Board

We announced recently the appointment of Declan Quilligan as Chief Executive Designate of the Group's UK operations, succeeding John Rowan who retires from the Bank at the end of 2005. John joined the Bank in 1985 and was appointed to the Board in 1998. Over the last 20 years he has played a very significant role in the successful building of our franchise in the UK and in the overall management of the Group. On behalf of the Board, I thank John for all he has given to Anglo Irish Bank and wish him every success for the future.

I look forward to welcoming Declan to the Board in December. A member of the Senior Executive Board since 1999, Declan joined the Bank in 1990 and has held a variety of senior management positions, most recently as Director of the Banking Ireland Division. Your Board is confident that under Declan's leadership our UK team will take full advantage of the significant opportunities available to the Bank to grow its franchise in this major market over the coming years.

Corporate Social Responsibility ('CSR')

Leading successful financial services companies around the world are those that not only deliver superior investor returns and excellent customer service, but who also consider ethical, social and environmental issues for all stakeholders.

The Bank recognises its wider obligations to society and the community it serves and believes there is a strong link between CSR and long-term success.

The annual report includes details of the Group's activities and achievements in the CSR area.

Strategy

The Bank is well positioned and the fundamentals of our business model and strategy remain as relevant today as ever before. Business lending will continue to be the key driver of the Group's growth. We will seek to further deepen our lending franchise with new and existing clients in Ireland, the UK and North America.

The success of Treasury provides an excellent platform to deliver the Group's funding needs whilst also providing a highly efficient and valuable source of revenue diversification. Our Wealth Management Division's aim is to become the leading niche provider of financial management services to high net worth clients. This makes it a natural and complimentary offering to the Bank's wider customer base.

Our organically focused growth will be delivered with full regard for all matters concerning risk.

Outlook

Your Board is confident of the Bank's future prospects. The seamless management transition is reflected in the current year's record performance across all businesses.

Economic growth during 2005 was strong in the key regions in which we operate and that trend is expected to continue into next year.

The scale of opportunities available to the Bank remains very significant. I

believe the strength, flexibility and scalability of our centralised business model will enable the Bank to capitalise on these opportunities, thereby delivering strong returns for our shareholders. We look forward to a strong performance in 2006 and beyond.

Sean FitzPatrick
Chairman

22 November 2005

Group Chief Executive's Review

2005 was a year of record growth and investment for the Group. This excellent performance was achieved across all our divisions and geographies. The Bank continues to leverage and strengthen its franchise in all target markets through the consistent execution of its focused strategy.

The performance highlights for the period include:

Profitability

* Pre-tax profits of Euro685 million, an increase of 36%
* Record EPS of 73.21 cent, an increase of 28%

Shareholder Value

* Return on ordinary equity of 34%
* 20% increase in ordinary dividends to 13.54 cent per share

Operational Performance

* Record growth in lending of Euro9.8 billion, an increase of 40%
* Excellent asset quality with non-performing loans representing 0.54% of closing loan balances
* Total funding increased by 43% to Euro41.7 billion
* Strong Tier 1 Capital Ratio at 8.4%
* Employee numbers grew to 1,411, a 17% increase year-on-year
* Cost income ratio highly efficient at 27%
* Lending work in progress of Euro6.0 billion at year-end

Operations

Business Lending

Focused business lending remains the Bank's core activity and key profit driver. The 2005 results are based on record net loan growth of Euro9.8 billion bringing

year-end loan balances to Euro34.4 billion. This represents an increase of 40% on a constant currency basis.

The record performance has been achieved right across our chosen markets and sectors. Despite the continuing competitive nature of the sector, our lending margins remain stable. This reflects the Bank's unique service offering, distinguished by a consistent delivery and ability to execute for customers. Strong levels of repeat business in each market bear testament to this.

Our Bank's model of backing proven operators with secure cash flows supported by collateral ensures consistent underwriting. Asset quality is paramount. Every loan is individually assessed and stress tested to ensure the transaction would survive tougher conditions. As demonstrated by the Bank's growth, our centralised model has the capacity to continue delivering for customers while maintaining effective risk management.

Non-performing loans represent just 0.54% of total Group lending, continuing the improving trend of the last number of years. We acknowledge that the economic climate in 2005 remained benign. The current high quality of the book leaves the Bank well positioned to move forward with confidence.

Lending - Ireland

Irish business lending grew very strongly from Euro13.3 billion to Euro19.4 billion, an increase of 46%. Each of our offices; Cork, Dublin, Galway, Limerick and Waterford contributed to this performance. The consolidation of our lending operations into a single Ireland Lending Division from the beginning of the year has worked well and ensures consistent service delivery to our clients across the entire market.

The level of growth evidences the continued strength of the Bank's Irish franchise. During the year deals were completed across the spectrum of small through to larger ticket transactions, highlighting the Bank's ability to deliver to the needs of all our clients.

Over the past number of years certain Irish clients have [illegible] high quality

investment opportunities in the UK, USA and Europe. Often working in close collaboration with local market incumbents, these clients bring valuable expertise to particular opportunities, whilst achieving selective diversification in their asset portfolio.

We have now placed an experienced team on the ground in Prague, to work with all our clients who choose to invest in Europe. Unlike in our core markets, we are not seeking to build an indigenous European lending franchise. However, we see this as an excellent opportunity to further deepen and enhance relationships with some key longstanding clients of the Group. More importantly, given our visibility of cash flows and cross collateralisation of the client's total asset base, we can undertake such business on a low risk basis.

We look forward to significant growth opportunities in future years. The outlook for the Irish economy remains positive. Strong GDP and employment growth, significant infrastructural investment, buoyant consumer demand, low inflation and favourable demographics all combine to support this sentiment. We expect interest rates to increase from current historical low levels, but in a measured and controlled manner. This environment will assist our customers and I am confident that the Bank will continue to enhance and capitalise on the strength of our existing business and relationships.

Lending - UK

Loan growth generated by our UK Division continued to flourish with a 27% net increase in loan balances to Euro12.5 billion. This represents a strong performance in a highly liquid market.

The Bank's franchise is now well recognised in its target market and we are experiencing significant growth from our existing customers as well as a steady increase in high quality new referrals.

Our footprint has expanded in the UK during 2005. We moved to new and larger premises in both Birmingham and Manchester to facilitate expansion of our teams on the ground in these markets. The Bank recruited experienced lenders at all levels in the UK. This investment reflects our strong belief that there is

significant potential across key urban regions in the UK.

Amongst the larger European economies, the UK has performed strongly. The upward movement in interest rates would appear to have peaked. We believe that the continuing positive outlook for employment should provide a sound platform for economic activity going forward.

We are confident in our UK business and believe that it will be a key growth engine of the Group in the future.

Lending - North America

The Bank has continued to build on the foundations established over the last seven years with loan balances increasing 81% from 2004 levels to almost Euro2.5 billion, on a constant currency basis.

During the year we invested significantly in both people and infrastructure. Our team in Boston has grown to in excess of 40 people today. In December the Bank moved to new and larger premises to facilitate our planned future growth.

Our North American business demonstrates the international mobility of our business model. As a response to clients' needs we have established a representative office in New York. All credit decisions and business support remain at head office in Dublin which ensures the consistent quality of loans and client service.

The regional economy in the North East of the USA continues to perform well having absorbed the continuing increase in interest rates to more normal levels. Growth in employment and real incomes continues to be strong. Our small position makes correlation with the wider economy of less relevance. However, the general strength of the market is beneficial.

Growth levels in the USA during this period were clearly exceptional. However, the Bank does expect to generate high quality organic growth through repeat business and a widening client base, as we build upon the strong foundations now in place.

Treasury

Our Treasury Division had an exceptional year. It continued to provide a strong and well-diversified funding base to facilitate the Bank's controlled asset growth and also generated record fee income through corporate treasury sales.

Total funding increased by a record Euro12.5 billion on a constant currency basis to Euro41.7 billion, an increase of 43%. Retail and corporate customer deposits increased 29% to Euro25.2 billion demonstrating the inherent ability of the Bank to deliver in such a competitive environment. The Bank has a strong corporate funding franchise in Ireland, the UK and Austria. In addition, we have begun to replicate the success of our established retail funding activities in Ireland and the Isle of Man, into the UK.

Corporate Treasury Sales recorded strong revenue growth particularly in the UK and North American markets by providing innovative solutions to corporate customers in managing their interest rate and foreign exchange exposures. All treasury activity is channelled through our centralised trading desk in Dublin enabling highly effective risk and cost control.

Wealth Management

Wealth Management had an excellent year with a particularly strong performance by our Irish Private Bank. The division has operations in Austria, Ireland, Isle of Man, Switzerland, the UK and most recently the UAE with the opening of a representative office in Dubai.

The growth potential of this business is significant. It also provides a compelling entree to new potential customers of the Group while deepening relationships with existing clients, thereby protecting the Bank's franchise. Our core objective remains to position the business as a niche provider of financial wealth management services for a high net worth client base.

Capital

Record profit retentions in the year helped bring the Bank's ordinary equity

base to nearly Euro1.7 billion. This represents an increase of 36% in the period.
Driven primarily by strong retentions, our ordinary equity base has expanded fivefold since 2000.

In June, the Bank further enhanced its capital base with the issue of Stg£300 million Tier 1 eligible preference shares. The issue was well received by the market. This followed the issue of Euro600 million Tier 1 eligible securities in September 2004. These transactions, together with the significant internal capital generation, provide an excellent foundation for future growth. The Bank's Tier 1 and Total Capital ratios now stand at 8.4% and 11.8% respectively.

International Financial Reporting Standards (IFRS)

Our results for the year ended 30 September 2005 are prepared under Irish generally accepted accounting practices (Irish GAAP). In line with all listed entities in the European Union, Anglo Irish Bank is required to adopt IFRS for accounting periods commencing after 1 January 2005. Accordingly, the Bank's first full reporting period under IFRS will be the year ended 30 September 2006.

In June this year, we provided our assessment of the anticipated impact of the change to IFRS on the Bank. We indicated that EPS for the six months ended 31 March 2005 would have been circa 4% lower than under Irish GAAP and that the impact on our Tier 1 regulatory capital was expected to be marginally positive.
We estimate that the impact on our full year numbers to 30 September 2005 will be of a similar magnitude.

It is our intention to provide restated IFRS 2005 comparative numbers to the market in March 2006.

It is important to recognise that this change in reporting requirements has no impact on the economics, cash flows or strength of the business. It mainly reflects timing differences in the recognition of income and expense and presentation changes to the income statement and balance sheet.

Investment

This year was one of significant investment in our people base, growing staff by
17% to just over 1,400. Investment was well spread throughout divisions and
geographies with about two thirds in direct client management and the remainder
in Finance, IT, Risk and other key support functions. We continued to devote
sizeable resources to people development and training during the year.

Considerable infrastructural investment has also been undertaken with the
implementation of a single platform, multi-location Wealth Management back
office support system, and the ongoing development of a new, bespoke banking
engine for the entire Group. We also engaged in the further enhancement of
certain Treasury systems. In addition, the Bank undertook moves to new office
space in Birmingham, Boston, Manchester, New York and Waterford during the year
providing flexible expansion solutions for the future.

These ongoing investments provide an excellent structural platform for the Bank
to underpin future business growth opportunities in an efficient and controlled
manner.

Notwithstanding this level of investment, the Bank's cost income ratio is 27%,
demonstrating the inherent efficiency of our model.

Board

I wish to echo the sentiments of our Chairman and thank John Rowan for his
significant contribution over the past 20 years. John's greatest legacy is
undoubtedly the strong team and franchise which the Bank has established in the
UK. I am confident that Declan Quilligan's appointment as Chief Executive - UK
will enable the Bank to further exploit the undoubted opportunity that this
major market offers.

Strategy

The Bank will retain its focus on our core business of secured senior debt
financing in our three established markets of Ireland, the UK and the USA. The
diverse sources of funding and capital available to the Bank provide

ample scope
to exploit the significant growth opportunities available to us. As always,
asset quality will remain the cornerstone of our lending model.

Our Treasury and Wealth Management businesses enjoyed another excellent year and
we look forward to further growth.

Given the considerable opportunities available to us in our key markets the
Board's strategy continues to be based on organic growth. However, we will
consider acquisition opportunities as they arise where they meet the stringent
criteria we impose.

The Bank's ability to deliver upon its strategy is predicated on the commitment
and talent of our people. I thank them for their continued outstanding
contribution during 2005. We will further invest in our people to enable us
execute this clear and focused strategy.

Outlook

I am confident of the Bank's future prospects. Our record lending growth of
Euro9.8 billion in 2005, together with a sizeable pipeline at 30 September of Euro6.0
billion, mean we enjoy a strong start to the 2006 financial year. Looking out
further our unique service offering to customers, based on a secured lending
model, has proven to be both transportable and scalable and provides long-term

potential to build upon our existing franchises in all our key markets.

Accordingly, I believe the Bank will continue to create and sustain superior
returns for shareholders into the future.

David Drumm
Group Chief Executive

22 November 2005

Anglo Irish Bank Corporation plc
Consolidated profit and loss account
For the year ended 30 September 2005

	2005	2004

	Eurom	Eurom
Interest receivable and similar income		
Interest receivable and similar income arising from		
Debt securities and other fixed income securities	110.2	50.4
Other interest receivable and similar income	1,966.6	1,402.5
Interest payable and similar charges	(1,356.8)	(929.4)
Net interest income	720.0	523.5
Other income		
Fees and commissions receivable	241.5	183.9
Fees and commissions payable	(22.3)	(16.3)
Dealing profits	16.0	12.8
Other operating income	21.8	19.3
Total operating income	977.0	723.2
Operating expenses		
Administrative expenses	247.2	185.4
Depreciation and goodwill amortisation	15.2	14.6
Provisions for bad and doubtful debts - specific	29.4	19.1
	291.8	219.1
Group profit on ordinary activities before taxation	685.2	504.1
Taxation on profit on ordinary activities	(140.2)	(107.7)
Group profit on ordinary activities after taxation	545.0	396.4
Minority interests	(45.8)	(17.0)

Dividends on preference
shares (8.2)

-

Group profit attributable to ordinary
shareholders 491.0 379.4

Dividends on Euro0.16 ordinary
shares
(91.4) (75.2)

Group profit retained for
year
399.6 304.2

Basic earnings per Euro0.16 ordinary
share 73.21 c
57.26 c

Diluted earnings per Euro0.16 ordinary
share 71.74 c
56.19 c

Dividends per Euro0.16 ordinary
share 13.54
c 11.28 c

Anglo Irish Bank Corporation plc
Consolidated balance sheet
As at 30 September 2005

	2005	2004
	Eurom	Eurom
Assets		
Cash and balances at central banks	566.7	363.2
Loans and advances to banks	6,253.6	5,847.4
Loans and advances to customers	34,099.0	23,723.8
Securitised assets	322.0	666.0
Less: non-returnable proceeds	(307.0)	(634.8)
	15.0	31.2
Debt securities	4,933.1	2,534.4

Equity shares	46.7	26.1
Intangible fixed assets - goodwill	65.5	69.6
Tangible fixed assets	88.9	59.4
Other assets	776.7	577.7
Prepayments and accrued income	474.3	439.4
	47,319.5	33,672.2
Life assurance assets attributable to policyholders	944.1	667.6
Total assets	48,263.6	34,339.8
Liabilities		
Deposits by banks	7,150.7	2,605.9
Customer accounts	25,159.7	19,546.0
Debt securities in issue	9,405.1	6,944.5
Proposed ordinary dividends	61.0	50.1
Other liabilities	433.1	255.6
Accruals and deferred income	457.3	392.0
Provisions for liabilities and charges	5.3	5.4
	42,672.2	29,799.5
Capital resources		
Subordinated liabilities	1,181.7	1,133.3
Perpetual capital securities	661.1	656.2

Equity and non-equity minority
interests
692.4 843.4

2,535.2 2,632.9

Called up share
capital
108.9 107.1
Share premium
account
600.2 157.6
Other
reserves
2.4 0.9
Profit and loss
account
1,400.6 974.2

Total shareholders' funds including non-
equity 2,112.1 1,239.8
interests
Total capital
resources
4,647.3 3,872.7

47,319.5 33,672.2
Life assurance liabilities attributable
to 944.1 667.6
policyholders

Total liabilities and capital
resources
48,263.6 34,339.8

Memorandum items
Contingent liabilities
Guarantees
2,169.5 910.4

Commitments
Commitments to
lend
6,011.0 4,055.0

Anglo Irish Bank Corporation plc

Consolidated cash flow statement
For the year ended 30 September 2005

2005 2004
Reconciliation of operating profit
to
Eurom Eurom
net operating cash flows

Operating profit	685.2	504.1
Increase in accruals and deferred income	56.7	124.8
Increase in prepayments and accrued income	(27.3)	(178.6)
Financing costs of subordinated liabilities	45.7	32.2
Financing costs of perpetual capital securities	53.2	52.8
Interest earned on debt securities and other fixed income securities	(101.5)	(48.3)
Amortisation of premiums and discounts on debt securities	(8.7)	(2.1)
Provisions for bad and doubtful debts	29.4	19.1
Loans and advances written off net of recoveries	(10.2)	(11.7)
Depreciation and goodwill amortisation	15.2	14.6
Profit on disposal of debt securities and equity shares	(6.8)	(0.3)
Net cash flow from trading activities	730.9	506.6
Net increase in deposits	12,619.1	6,670.8
Net increase in loans and advances to customers	(10,378.2)	(6,463.0)
Net increase in loans and advances to banks	(667.6)	(1,561.3)
Net increase in other assets	(195.9)	(160.1)
Net increase/(decrease) in other liabilities	174.6	(8.2)
Exchange and other movements	12.0	(1.6)
Net cash flow from operating activities	2,294.9	(1,016.8)

Returns on investment and servicing of
finance (50.7)
(57.2)
Tax
paid
(134.2) (104.1)
Capital expenditure and financial
investment (2,442.5)
(1,225.2)
Acquisitions and
disposals
(5.8) -
Equity dividends
paid
(51.2) (49.9)
Financing
331.6 1,303.7

Decrease in
cash
(57.9) (1,149.5)

Anglo Irish Bank Corporation plc

Statement of total recognised gains and losses
For the year ended 30 September 2005

	2005	2004
	Eurom	Eurom
Group profit attributable to ordinary shareholders	491.0	[illegible]9.4
Investment properties revaluation	1.5	-
Total recognised gains since last annual report	492.5	379.4

Reconciliation of movements in shareholders' funds
For the year ended 30 September 2005

	2005	2004
	Eurom	Eurom
Group profit attributable to ordinary shareholders	491.0	379.4
Dividends on ordinary shares	(91.4)	(75.2)
	399.6	304.2
Preference shares issued	431.6	-

Ordinary shares issued in lieu of cash
dividends 29.3 21.0
Ordinary share options
exercised
12.8 4.2
Investment properties
revaluation
1.5 -
Net movement in own
shares
(2.5) (0.8)

Net addition to shareholders'
funds 872.3
328.6
Opening shareholders'
funds
1,239.8 911.2

Closing shareholders'
funds
2,112.1 1,239.8

Equity
interests
1,680.5 1,239.8
Non-equity
interests
431.6 -

Closing shareholders'
funds
2,112.1 1,239.8

Note of historical cost profit and loss

There is no significant difference between the results as disclosed in the profit and loss account and the results on an unmodified historical cost basis.

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Anglo Irish Bank - Re: Brochure of Particulars

RNS Number:9949U
Anglo Irish Bank Corp PLC
01 December 2005

ANGLO IRISH BANK CORPORATION PLC

BROCHURE OF PARTICULARS

Application has been made to the Irish Stock Exchange and the UK Listing Authority for the admission of 1,037,245 ordinary shares of nominal value of Euro0.16 each in the capital of Anglo Irish Bank Corporation plc to be admitted to the Official List of the Irish Stock Exchange and the UK Listing Authority.
Application has also been made to the Irish Stock Exchange and the London Stock Exchange for these shares to be admitted to trading. These shares have been issued pursuant to the Anglo Irish Bank Corporation plc Save As You Earn (SAYE) Scheme.

Such admission is expected to become effective and dealings to commence on these shares on 2nd December 2005.

28 November 2005

This announcement has been issued through the Companies Announcement Service of

the Irish Stock Exchange.

This information is provided by RNS
The company news service from the London Stock Exchange

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Anglo Irish Bank - Director/PDMR Shareholding

RNS Number:1687V
Anglo Irish Bank Corp PLC
05 December 2005

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL
RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required
by DR 3.1.4R(1).

1. Name of the issuer

ANGLO IRISH BANK CORPORATION PLC

2. State whether the notification relates to

TRANSACTION NOTIFIED IN ACCORDANCE WITH DR (3.1.4R(1)(a) and/ 3.1.4R (1)(b));

TRANSACTION NOTIFIED IN ACCORDANCE WITH SECTION 53 OF THE IRISH COMPANIES
ACTS 1990

3. Name of Company Secretary

Bernard Daly

4. State whether notification relates to a person connected with a person
discharging managerial responsibilities/director named in 3 and identify the
connected person

Company Secretary named in 3 above

5. Indicate whether the notification is in respect of a holding of the
person referred to in 3 or 4 above or in respect of a non-beneficial interest

Company Secretary named in 3 above

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary Shares of Euro0.16 each

7. Name of registered shareholder(s) and, if more than one, the number of shares held by each of them

Bernard Daly- 28,040

Anglo Nominees A/C 359 - 3,790

8. State the nature of the transaction

Shares Issued on Exercise of Options and Disposal of Shares

9 Number of shares, debentures or financial instruments relating to shares acquired

208,100

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.03 %

11. Number of shares, debentures or financial instruments relating to shares disposed

130,000

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

0.02%

13. Price per share or value of transaction

Exercise of Options - Euro1.18

Disposal of Shares - Euro11.80

14. Date and place of transaction

Exercise of Options - 2 December 2005, Dublin

Disposal of Shares - 5 December 2005, Dublin

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account

when
calculating percentage)

109,930 - 0.02%

16. Date issuer informed of transaction

5th December 2005

If a person discharging managerial responsibilities has been granted
options by
the issuer complete the following boxes

17 Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that
price is to be
fixed at the time of exercise

22. Total number of shares or debentures over which options held
following
notification

23. Any additional information

24. Name of contact and telephone number for queries

Bernard Daly - 00 353 1 616 2506

Name and signature of duly authorised officer of issuer responsible
for making
notification

William McAteer, Director

Date of notification

5th December 2005

This information is provided by RNS
The company news service from the London Stock Exchange

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Anglo Irish Bank - Dividend Declaration

RNS Number:3797V
Anglo Irish Bank Corp PLC
08 December 2005

ANGLO IRISH BANK CORPORATION PLC
SCRIP TERMS - FINAL DIVIDEND 2005

The terms for shareholders who elect to accept the proposed Scrip Dividend Offer in respect of the 2005 Final Dividend are that one new ordinary share will be credited as fully paid for every 162.944477 shares held where Dividend Withholding Tax (DWT) applies and for every 130.355581 shares held where DWT does not apply.

The issue price will be Euro11.771109 per ordinary share to shareholders on the register at the close of business on 2 December 2005 who held the required minimum number of shares.

8 December 2005

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Anglo Irish Bank - Director/PDMR Shareholding

RNS Number:3837V
Anglo Irish Bank Corp PLC
08 December 2005

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL
RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required
by DR 3.1.4R(1).

1. Name of the issuer

Anglo Irish Bank Corporation plc

2. State whether the notification relates to

TRANSACTION NOTIFIED IN ACCORDANCE WITH DR (3.1.4R(1)(a)

3. Name of person discharging managerial responsibilities/director

Declan Quilligan

4. State whether notification relates to a person connected with a person
discharging managerial responsibilities/director named in 3 and identify the
connected person

PDMR named in 3 above

5. Indicate whether the notification is in respect of a holding of the
person referred to in 3 or 4 above or in respect of a non-beneficial interest

PDMR named in 3 above

6. Description of shares (including class), debentures or
derivatives or financial instruments relating to shares

Ordinary Shares of Euro0.16 each

7. Name of registered shareholder(s) and, if more than one, the number of
shares held by each of them

8 State the nature of the transaction

9 Number of shares, debentures or financial instruments relating to
shares acquired

10. Percentage of issued class acquired (treasury shares of that class should
not be taken into account when calculating percentage)

11. Number of shares, debentures or financial instruments relating to shares
disposed

12. Percentage of issued class disposed (treasury shares of that class should
not be taken into account when calculating percentage)

13. Price per share or value of transaction

14. Date and place of transaction

15. Total holding following notification and total percentage holding following
notification (any treasury shares should not be taken into account when
calculating percentage)

16. Date issuer informed of transaction

If a person discharging managerial responsibilities has been granted options by
the issuer complete the following boxes

17 Date of grant

7th December 2005

18. Period during which or date on which it can be exercised

Basic Tier Options - 7th December 2008 to 7th December 2015

Second Tier Options - 7th December 2010 to 7th December 2015

19. Total amount paid (if any) for grant of the option

Basic Tier Options - Euro1.25

Second Tier Options - Euro1.25

20. Description of shares or debentures involved (class and number)

Basic Tier Options - 150,000 Ordinary Euro0.16

Second Tier Options - 150,000 Ordinary Euro0.16

21. Exercise price (if fixed at time of grant) or indication that price is to be
fixed at the time of exercise

Euro11.82

22. Total number of shares or debentures over which options held following
notification

1,027,596

23. Any additional information

N/A

24. Name of contact and telephone number for queries

Bernard Daly - 00353 1 616 2506

Name and signature of duly authorised officer of issuer responsible for making notification

Bernard Daly - Group Company Secretary

Date of notification

8 December 2005

This information is provided by RNS
The company news service from the London Stock Exchange

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Anglo Irish Bank - Director/PDMR Shareholding

RNS Number:3835V
Anglo Irish Bank Corp PLC
08 December 2005

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL
RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required
by DR 3.1.4R(1).

1. Name of the issuer

Anglo Irish Bank Corporation plc

2. State whether the notification relates to

TRANSACTION NOTIFIED IN ACCORDANCE WITH DR 3.1.4R(1)(a) and 3.1.4R(1)(b)

3. Name of Company Secretary

Bernard Daly

4. State whether notification relates to a person connected with a person
discharging managerial responsibilities/director named in 3 and identify the
connected person

Company Secretary named in 3 above

5. Indicate whether the notification is in respect of a holding of the
person referred to in 3 or 4 above or in respect of a non-beneficial interest

Company Secretary named in 3 above

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary Shares of Euro0.16 each

7. Name of registered shareholder(s) and, if more than one, the number of
shares held by each of them

8 State the nature of the transaction

9 Number of shares, debentures or financial instruments relating to
shares acquired

10. Percentage of issued class acquired (treasury shares of that class should
not be taken into account when calculating percentage)

11. Number of shares, debentures or financial instruments relating to shares
disposed

12. Percentage of issued class disposed (treasury shares of that class should
not be taken into account when calculating percentage)

13. Price per share or value of transaction

14. Date and place of transaction

15. Total holding following notification and total percentage holding following
notification (any treasury shares should not be taken into account when
calculating percentage)

16. Date issuer informed of transaction

If a person discharging managerial responsibilities has been granted options by
the issuer complete the following boxes

17 Date of grant

7th December 2005

18. Period during which or date on which it can be exercised

Basic Tier Options - 7th December 2008 to 7th December 2015
Second Tier Options - 7th December 2010 to 7th December 2015

19. Total amount paid (if any) for grant of the option

Basic Tier Options - Euro1.25
Second Tier Options - Euro1.25

20. Description of shares or debentures involved (class and number)

Basic Tier Options - 25,000 Ordinary Euro0.16
Second Tier Options - 25,000 Ordinary Euro0.16

21. Exercise price (if fixed at time of grant) or indication that price is to be
fixed at the time of exercise

Euro11.82

22. Total number of shares or debentures over which options held following
notification

150,000

23. Any additional information

N/A

24. Name of contact and telephone number for queries

Bernard Daly - 00353 1 616 2506

Name and signature of duly authorised officer of issuer responsible

for making
notification

William McAteer - Director

Date of notification

8 December 2005

This information is provided by RNS
The company news service from the London Stock Exchange

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Anglo Irish Bank - Director/PDMR Shareholding

RNS Number:3842V
Anglo Irish Bank Corp PLC
08 December 2005

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING
MANAGERIAL
RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS
notification required
by DR 3.1.4R(1).

1. Name of the issuer

Anglo Irish Bank Corporation plc

2. State whether the notification relates to

TRANSACTION NOTIFIED IN ACCORDANCE WITH DR (3.1.4R(1)(a)

3. Name of person discharging managerial
responsibilities/director

Anthony Campbell

4. State whether notification relates to a person connected
with a person
discharging managerial responsibilities/director named in 3 and
identify the
connected person

PDMR named in 3 above

5. Indicate whether the notification is in respect of a holding of the
person referred to in 3 or 4 above or in respect of a non-beneficial interest

PDMR named in 3 above

6. Description of shares (including class), debentures or
derivatives or financial instruments relating to shares

Ordinary Shares of Euro0.16 each

7. Name of registered shareholder(s) and, if more than one, the number of
shares held by each of them

8 State the nature of the transaction

9 Number of shares, debentures or financial instruments relating to
shares acquired

10. Percentage of issued class acquired (treasury shares of that class should
not be taken into account when calculating percentage)

11. Number of shares, debentures or financial instruments relating to shares
disposed

12. Percentage of issued class disposed (treasury shares of that class should
not be taken into account when calculating percentage)

13. Price per share or value of transaction

14. Date and place of transaction

15. Total holding following notification and total percentage holding following
notification (any treasury shares should not be taken into account when
calculating percentage)

16. Date issuer informed of transaction

If a person discharging managerial responsibilities has been granted options by
the issuer complete the following boxes

17 Date of grant

7th December 2005

18. Period during which or date on which it can be exercised

Basic Tier Options - 7th December 2008 to 7th December 2015

Second Tier Options - 7th December 2010 to 7th December 2015

19. Total amount paid (if any) for grant of the option

Basic Tier Options - Euro1.25

Second Tier Options - Euro1.25

20. Description of shares or debentures involved (class and number)

Basic Tier Options - 50,000 Ordinary Euro0.16

Second Tier Options - 50,000 Ordinary Euro0.16

21. Exercise price (if fixed at time of grant) or indication that price is to be
fixed at the time of exercise

Euro11.82

22. Total number of shares or debentures over which options held following
notification

845,700

23. Any additional information

N/A

24. Name of contact and telephone number for queries

Bernard Daly - 00353 1 616 2506

Name and signature of duly authorised officer of issuer responsible for making notification

Bernard Daly - Group Company Secretary

Date of notification

8 December 2005

This information is provided by RNS
The company news service from the London Stock Exchange

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Anglo Irish Bank - Director/PDMR Shareholding

RNS Number:3844V
Anglo Irish Bank Corp PLC
08 December 2005

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING
MANAGERIAL
RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS
notification required
by DR 3.1.4R(1).

1. Name of the issuer

Anglo Irish Bank Corporation plc

2. State whether the notification relates to

TRANSACTION NOTIFIED IN ACCORDANCE WITH DR (3.1.4R(1)(a)

3. Name of person discharging managerial responsibilities/director

Peter Butler

4. State whether notification relates to a person connected with
a person
discharging managerial responsibilities/director named in 3 and
identify the
connected person

PDMR named in 3 above

5. Indicate whether the notification is in respect of a holding
of the
person referred to in 3 or 4 above or in respect of a non-beneficial
interest

PDMR named in 3 above

6. Description of shares (including class), debentures or
derivatives or financial instruments relating to shares

Ordinary Shares of Euro0.16 each

7. Name of registered shareholder(s) and, if more than one, the
number of
shares held by each of them

8 State the nature of the transaction

9 Number of shares, debentures or financial instruments relating
to
shares acquired

10. Percentage of issued class acquired (treasury shares of that
class should
not be taken into account when calculating percentage)

11. Number of shares, debentures or financial instruments relating
to shares
disposed

12. Percentage of issued class disposed (treasury shares of that
class should
not be taken into account when calculating percentage)

13. Price per share or value of transaction

14. Date and place of transaction

15. Total holding following notification and total percentage
holding following
notification (any treasury shares should not be taken into account
when
calculating percentage)

16. Date issuer informed of transaction

If a person discharging managerial responsibilities has been granted options by
the issuer complete the following boxes

17 Date of grant

7th December 2005

18. Period during which or date on which it can be exercised

Basic Tier Options - 7th December 2008 to 7th December 2015

Second Tier Options - 7th December 2010 to 7th December 2015

19. Total amount paid (if any) for grant of the option

Basic Tier Options - Euro1.25

Second Tier Options - Euro1.25

20. Description of shares or debentures involved (class and number)

Basic Tier Options - 50,000 Ordinary Euro0.16

Second Tier Options - 50,000 Ordinary Euro0.16

21. Exercise price (if fixed at time of grant) or indication that price is to be
fixed at the time of exercise

Euro11.82

22. Total number of shares or debentures over which options held following
notification

954,674

23. Any additional information

N/A

24. Name of contact and telephone number for queries

Bernard Daly - 00353 1 616 2506

Name and signature of duly authorised officer of issuer responsible
for making
notification

Bernard Daly - Group Company Secretary

Date of notification

8 December 2005

This information is provided by RNS
The company news service from the London Stock Exchange

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Anglo Irish Bank - Director/PDMR Shareholding

RNS Number:3846V
Anglo Irish Bank Corp PLC
08 December 2005

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL
RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required
by DR 3.1.4R(1).

1. Name of the issuer

Anglo Irish Bank Corporation plc

2. State whether the notification relates to

TRANSACTION NOTIFIED IN ACCORDANCE WITH DR (3.1.4R(1)(a)

3. Name of person discharging managerial responsibilities/director

Brian Murphy

4. State whether notification relates to a person connected with a person
discharging managerial responsibilities/director named in 3 and identify the
connected person

PDMR named in 3 above

5. Indicate whether the notification is in respect of a holding of the
person referred to in 3 or 4 above or in respect of a non-beneficial interest

PDMR named in 3 above

6. Description of shares (including class), debentures or
derivatives or financial instruments relating to shares

Ordinary Shares of Euro0.16 each

7. Name of registered shareholder(s) and, if more than one, the number of
shares held by each of them

8 State the nature of the transaction

9 Number of shares, debentures or financial instruments relating to
shares acquired

10. Percentage of issued class acquired (treasury shares of that class should
not be taken into account when calculating percentage)

11. Number of shares, debentures or financial instruments relating to shares
disposed

12. Percentage of issued class disposed (treasury shares of that class should
not be taken into account when calculating percentage)

13. Price per share or value of transaction

14. Date and place of transaction

15. Total holding following notification and total percentage holding following
notification (any treasury shares should not be taken into account when
calculating percentage)

16. Date issuer informed of transaction

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

7th December 2005

18. Period during which or date on which it can be exercised

Basic Tier Options - 7th December 2008 to 7th December 2015

Second Tier Options - 7th December 2010 to 7th December 2015

19. Total amount paid (if any) for grant of the option

Basic Tier Options - Euro1.25

Second Tier Options - Euro1.25

20. Description of shares or debentures involved (class and number)

Basic Tier Options - 50,000 Ordinary Euro0.16

Second Tier Options - 50,000 Ordinary Euro0.16

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

Euro11.82

22. Total number of shares or debentures over which options held following notification

704,682

23. Any additional information

N/A

24. Name of contact and telephone number for queries

Bernard Daly - 00353 1 616 2506

Name and signature of duly authorised officer of issuer responsible
for making
notification

Bernard Daly - Group Company Secretary

Date of notification

8 December 2005

This information is provided by RNS
The company news service from the London Stock Exchange

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Anglo Irish Bank - Director/PDMR Shareholding

RNS Number:3845V
Anglo Irish Bank Corp PLC
08 December 2005

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

1. Name of the issuer

Anglo Irish Bank Corporation plc

2. State whether the notification relates to

TRANSACTION NOTIFIED IN ACCORDANCE WITH DR (3.1.4R(1)(a)

3. Name of person discharging managerial responsibilities/director

Pat Whelan

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

PDMR named in 3 above

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

PDMR named in 3 above

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary Shares of Euro0.16 each

7. Name of registered shareholder(s) and, if more than one, the number of shares held by each of them

8 State the nature of the transaction

9 Number of shares, debentures or financial instruments relating to shares acquired

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

11. Number of shares, debentures or financial instruments relating to shares disposed

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

13. Price per share or value of transaction

14. Date and place of transaction

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

16. Date issuer informed of transaction

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

7th December 2005

18. Period during which or date on which it can be exercised

Basic Tier Options - 7th December 2008 to 7th December 2015
Second Tier Options - 7th December 2010 to 7th December 2015

19. Total amount paid (if any) for grant of the option

Basic Tier Options - Euro1.25
Second Tier Options - Euro1.25

20. Description of shares or debentures involved (class and number)

Basic Tier Options - 50,000 Ordinary Euro0.16
Second Tier Options - 50,000 Ordinary Euro0.16

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

Euro11.82

22. Total number of shares or debentures over which options held following notification

824,900

23. Any additional information

N/A

24. Name of contact and telephone number for queries

Bernard Daly - 00353 1 616 2506

Name and signature of duly authorised officer of issuer responsible for making notification

Bernard Daly - Group Company Secretary

Date of notification

8 December 2005

This information is provided by RNS

The company news service from the London Stock Exchange

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Anglo Irish Bank - Director/PDMR Shareholding

RNS Number:5366V
Anglo Irish Bank Corp PLC
12 December 2005

SCHEDULE 11

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

This form is intended for use by an issuer to make a RIS notification required by the Market Abuse Rules and section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990.

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a

financial
instrument relating to the shares of the issuer (other than a debenture) should
complete the boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

All relevant boxes should be completed in block capital letters

1 Name of the Issuer
2 State whether the notification relates to:

Anglo Irish Bank Corporation
plc (i) a transaction notified in accordance

with Market Abuse Rules;

(ii) a disclosure made in accordance with

section 53 (as extended by section 64 of the

Companies Act 1990) or entered into the

issuer's register in accordance with section

59 of the Companies Act 1990; or

(iii) both (i) and (ii).

Both (i) and (ii) and pursuant to Disclosure

Rule

3.1.4 (1) (a) and 3.1.4R (1) (b)

3 Name of person discharging managerial
4 State whether notification relates to a

responsibilities/director person connected with a
person discharging

managerial responsibilities/director named
Bernard
Daly in 3 and identify the connected
person

Company Secretary named in 3

5 Indicate whether the notification is
6 Description of shares (including class)
in respect of a holding of the
person debentures or derivatives or financial

referred to in 3 or 4 above or
in instruments relating to shares
respect of a non-beneficial interest.

Ordinary shares of Euro0.16 each
Company Secretary named in 3 above

7 Name of registered shareholder(s)
8 State the nature of the transaction
and, if more than one, number of
shares held by each of
them Beneficial Holding purchased in Trust for

Company Secretary under the Employee Share
Bernard Daly - 106,140
shares Scheme.

Anglo Irish Bank (Nominees) Ltd a/c
359 - 3,790 shares

9 Number of shares, debentures or
10 Percentage of issued class acquired
financial instruments relating
to (treasury shares of that class should not be
shares
acquired taken into account when
calculating

percentage)
1,111 shares

0.0002 %

11 Number of shares, debentures or
12 Percentage of issued class disposed
financial instruments relating
to (treasury shares of that class should not be
shares
disposed taken into account when
calculating

percentage)
N/A

N/A

13 Price per share or value of
14 Date and place of transaction
transaction

9 December 2005 - Dublin
Euro11.43 per share

15 Total holding following notification
16 Date issuer informed of transaction
and total percentage holding
following notification (any
treasury 9 December 2005

shares should not be taken into
account when calculating percentage)

111,041 shares - 0.02%

If a person discharging managerial responsibilities has been granted options by
the issuer, complete the following boxes:

17 Date of grant

18 Period during which or date on which it can be exercised

19 Total amount paid (if any) for grant of the option

20 Description of shares or debentures involved (class and number)

21 Exercise price (if fixed at time of grant) or indication that the price is to be fixed at the time of exercise

22 Total number of shares or debentures over which options are held following notification

23 Any additional information

24 Name of contact and telephone number for queries

Bernard Daly - + 353 1 616 2506

Name and signature of duly designated officer of issuer responsible
for making notification

BERNARD DALY___________________________________

Date of notification : 12 December 2005

This information is provided by RNS
The company news service from the London Stock Exchange

END

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ANGLO IRISH BANK

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Anglo Irish Bank - Director/PDMR Shareholding

RNS Number:5377V
Anglo Irish Bank Corp PLC
12 December 2005

SCHEDULE 11

Notification of Transactions of Directors/Persons Discharging Managerial
Responsibility and Connected Persons

This form is intended for use by an issuer to make a RIS notification required by the Market Abuse Rules and section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990.

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a

financial
instrument relating to the shares of the issuer (other than a debenture) should
complete the boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

All relevant boxes should be completed in block capital letters

1 Name of the Issuer 2 State whether the notification relates to:

Anglo Irish Bank Corporation plc (i) a transaction notified in accordance with Market Abuse Rules;

(ii) a disclosure made in accordance with section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or
(iii) both (i) and (ii).

Both (i) and (ii) and pursuant to Disclosure Rule 3.1.4 (i) (a)

3 Name of person discharging managerial 4 State whether notification relates to a person connected with a person
responsibilities/director discharging managerial responsibilities/director named in 3 and identify the connected person

Declan Quilligan

PDMR named in 3

5 Indicate whether the notification is 6 Description of shares (including class) debentures or derivatives or
in respect of a holding of the person financial instruments relating to shares
referred to in 3 or 4 above or in
respect of a non-beneficial interest. Ordinary shares of Euro0.16 each

PDMR named in 3 above

7 Name of registered shareholder(s) 8 State the nature of the transaction
and, if more than one, number of
shares held by each of them Beneficial Holding purchased in Trust for PDMR under the Employee Share Scheme.

Declan Quilligan - 48,398 shares

Anglo Irish Bank (Nominees) Ltd a/c
359 - 3,790 shares

9 Number of shares, debentures or 10 Percentage of issued

class acquired (treasury shares of that class
financial instruments relating to should not be taken into
account when calculating percentage)
shares acquired

0.0002 %

1,111 shares

11 Number of shares, debentures or 12 Percentage of issued
class disposed (treasury shares of that class
financial instruments relating to should not be taken into
account when calculating percentage)
shares disposed

N/A

N/A

13 Price per share or value of 14 Date and place of
transaction
transaction

9 December 2005 - Dublin

Euro11.43 per share

15 Total holding following notification 16 Date issuer informed of
transaction
and total percentage holding
following notification (any treasury 9 December 2005
shares should not be taken into
account when calculating percentage)

53,299 shares - 0.008%

If a person discharging managerial responsibilities has been granted options by
the issuer, complete the following boxes:

17 Date of grant 18 Period during which
or date on which it can
be exercised

19 Total amount paid (if any) for grant 20 Description of shares
or debentures involved
of the option (class and number)

21 Exercise price (if fixed at time of 22 Total number of
shares or debentures over
grant) or indication that the price which options are
held following
is to be fixed at the time of notification
exercise

23 Any additional information 24 Name of contact and
telephone number for
queries

Bernard Daly - + 353
1 616 2506

Name and signature of duly designated officer of issuer responsible for making
notification

BERNARD DALY Group Company Secretary

Date of notification : 12 December 2005

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Anglo Irish Bank - Director/PDMR Shareholding

RNS Number:5385V
Anglo Irish Bank Corp PLC
12 December 2005

SCHEDULE 11

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

This form is intended for use by an issuer to make a RIS notification required by the Market Abuse Rules and section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990.

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete the boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

All relevant boxes should be completed in block capital letters

1 Name of the Issuer 2 State whether the notification relates to:

Anglo Irish Bank Corporation plc (i) a transaction notified in accordance with Market Abuse Rules;

(ii) a disclosure made in accordance with section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or

(iii) both (i) and (ii).

Both (i) and (ii) and pursuant to Disclosure Rule

3.1.4 (1) (a)

3 Name of person discharging managerial 4 State whether notification relates to a person connected with a person responsibilities/director discharging managerial responsibilities/director named in 3 and identify the connected person

Pat Whelan

PDMR named in 3

5 Indicate whether the notification is 6 Description of shares (including class) debentures or derivatives or in respect of a holding of the person financial instruments relating to shares referred to in 3 or 4 above or in respect of a non-beneficial interest. Ordinary shares of Euro0.16 each

PDMR named in 3 above

7 Name of registered shareholder(s) 8 State the nature of the transaction and, if more than one, number of shares held by each of them Beneficial Holding purchased in Trust for PDMR under the Employee Share Scheme.

Pat Whelan - 11,455 shares

Anglo Irish Bank (Nominees) Ltd a/c 359 - 3,790 shares

9 Number of shares, debentures or 10 Percentage of issued

class acquired (treasury shares of that class
financial instruments relating to should not be taken into
account when calculating percentage)
shares acquired

0.0002 %

1,111 shares

11 Number of shares, debentures or 12 Percentage of issued
class disposed (treasury shares of that class
financial instruments relating to should not be taken into
account when calculating percentage)
shares disposed

N/A

N/A

13 Price per share or value of 14 Date and place of
transaction
transaction

9 December 2005 - Dublin

Euro11.43 per share

15 Total holding following notification 16 Date issuer informed of
transaction
and total percentage holding
following notification (any treasury 9 December 2005
shares should not be taken into
account when calculating percentage)

16,356 shares - 0.002%

If a person discharging managerial responsibilities has been granted options by
the issuer, complete the following boxes:

17 Date of grant 18 Period during which or
date on which it can

be exercised

19 Total amount paid (if any) for grant 20 Description of shares
or debentures involved
of the option (class and number)

21 Exercise price (if fixed at time of 22 Total number of shares
or debentures over
grant) or indication that the price which options are held
following
is to be fixed at the time of notification
exercise

23 Any additional information 24 Name of contact and
telephone number for

queries

Bernard Daly - + 353 1 616 2506

Name and signature of duly designated officer of issuer responsible for making notification

BERNARD DALY Group Company Secretary

Date of notification : 12 December 2005

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Anglo Irish Bank - Director/PDMR Shareholding

RNS Number:5389V
Anglo Irish Bank Corp PLC
12 December 2005

SCHEDULE 11

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

This form is intended for use by an issuer to make a RIS notification required by the Market Abuse Rules and section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990.

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete the boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

All relevant boxes should be completed in block capital letters

1 Name of the Issuer 2 State whether the notification relates to:

Anglo Irish Bank Corporation plc (i) a transaction notified in accordance with Market Abuse Rules;

(ii) a disclosure made in accordance with section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or

(iii) both (i) and (ii).

Both (i) and (ii) and pursuant to Disclosure Rule

3.1.4 (1) (a) and 3.1.4 (1) (b)

3 Name of person discharging managerial 4 State whether notification relates to a person connected with a person responsibilities/director discharging managerial responsibilities/director named in 3 and identify the connected person

David Drumm

Director named in 3

5 Indicate whether the notification is 6 Description of shares (including class) debentures or derivatives or in respect of a holding of the person financial instruments relating to shares referred to in 3 or 4 above or in respect of a non-beneficial interest. Ordinary shares of Euro0.16 each

Director named in 3 above

7 Name of registered shareholder(s) 8 State the nature of the transaction and, if more than one, number of shares held by each of them Beneficial Holding purchased in Trust for Director under the Employee Share Scheme.

David Drumm - 73,814 shares

Anglo Irish Bank (Nominees) Ltd a/c 359 - 3,790 shares

Anglo Irish Bank Nominees Ltd a/c 722

- 100,385 shares

9 Number of shares, debentures or 10 Percentage of issued
class acquired (treasury shares of that class
financial instruments relating to should not be taken into
account when calculating percentage)
shares acquired

0.0002 %

1,111 shares

11 Number of shares, debentures or 12 Percentage of issued
class disposed (treasury shares of that class
financial instruments relating to should not be taken into
account when calculating percentage)
shares disposed

N/A

N/A

13 Price per share or value of 14 Date and place of
transaction
transaction

9 December 2005 - Dublin

Euro11.43 per share

15 Total holding following notification 16 Date issuer informed of
transaction
and total percentage holding
following notification (any treasury 9 December 2005
shares should not be taken into
account when calculating percentage)

179,100 shares - 0.03%

If a person discharging managerial responsibilities has been granted
options by
the issuer, complete the following boxes:

17 Date of grant 18 Period during which or
date on which it can

be exercised

19 Total amount paid (if any) for grant 20 Description of shares
or debentures involved
of the option (class and number)

21 Exercise price (if fixed at time of 22 Total number of shares
or debentures over
grant) or indication that the price which options are held
following
is to be fixed at the time of notification
exercise

23 Any additional information

24 Name of contact and telephone number for queries

Bernard Daly - - 353 1 616 2506

Name and signature of duly designated officer of issuer responsible for making notification

BERNARD DALY Group Company Secretary

Date of notification : 12 December 2005

This information is provided by RNS
The company news service from the London Stock Exchange

END

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ANGLO IRISH BANK

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Anglo Irish Bank - Director/PDMR Shareholding

RNS Number:5397V
Anglo Irish Bank Corp PLC
12 December 2005

SCHEDULE 11

Notification of Transactions of Directors/Persons Discharging Managerial
Responsibility and Connected Persons

This form is intended for use by an issuer to make a RIS notification required
by the Market Abuse Rules and section 53 (as extended by section 64 of the
Companies Act 1990) or entered into the issuer's register in accordance with
section 59 of the Companies Act 1990.

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete the boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, [illegible] and 24.

All relevant boxes should be completed in block capital letters

1 Name of the Issuer 2 State whether the notification relates to:

Anglo Irish Bank Corporation plc (i) a transaction notified in accordance with Market Abuse Rules;

(ii) a disclosure made in accordance with section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or

(iii) both (i) and (ii).

Both (i) and (ii) and pursuant to Disclosure Rule

3.1.4 (1) (a)

3 Name of person discharging managerial 4 State whether notification relates to a person connected with a person responsibilities/director discharging managerial responsibilities/director named in 3 and identify the connected person

Brian Murphy

PDMR named in 3

5 Indicate whether the notification is 6 Description of shares (including class) debentures or derivatives or in respect of a holding of the person financial instruments relating to shares referred to in 3 or 4 above or in respect of a non-beneficial interest. Ordinary shares of Euro0.16 each

PDMR named in 3 above

7 Name of registered shareholder(s) 8 State the nature of the transaction and, if more than one, number of shares held by each of them Beneficial Holding purchased in Trust for PDMR under the Employee Share Scheme.

Brian Murphy - 28 shares

Anglo Irish Bank (Nominees) Ltd a/c 359 - 3,790 shares

9 Number of shares, debentures or 10 Percentage of issued

class acquired (treasury shares of that class
financial instruments relating to should not be taken into
account when calculating percentage)
shares acquired

0.0002 %

1,111 shares

11 Number of shares, debentures or 12 Percentage of issued
class disposed (treasury shares of that class
financial instruments relating to should not be taken into
account when calculating percentage)
shares disposed

N/A

N/A

13 Price per share or value of 14 Date and place of
transaction
transaction

9 December 2005 - Dublin

Euro11.43 per share

15 Total holding following notification 16 Date issuer informed of
transaction
and total percentage holding
following notification (any treasury 9 December 2005
shares should not be taken into
account when calculating percentage)

4,929 shares - 0.0007%

If a person discharging managerial responsibilities has been granted
options by
the issuer, complete the following boxes:

17 Date of grant 18 Period during which or
date on which it can

be exercised

19 Total amount paid (if any) for grant 20 Description of shares
or debentures involved
of the option (class and number)

21 Exercise price (if fixed at time of 22 Total number of shares
or debentures over
grant) or indication that the price which options are held
following
is to be fixed at the time of notification
exercise

23 Any additional information 24 Name of contact and
telephone number for

queries

Bernard Daly - + 353 1 616 2506

Name and signature of duly designated officer of issuer responsible for making notification

BERNARD DALY______________________________

Date of notification : 12 December 2005

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Anglo Irish Bank - Director/PDMR Shareholding

RNS Number:5414V
Anglo Irish Bank Corp PLC
12 December 2005

SCHEDULE 11

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

This form is intended for use by an issuer to make a RIS notification required by the Market Abuse Rules and section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990.

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should

complete the boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

All relevant boxes should be completed in block capital letters

1 Name of the Issuer 2 State whether the notification relates to:

Anglo Irish Bank Corporation plc (i) a transaction notified in accordance with Market Abuse Rules;

(ii) a disclosure made in accordance with section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or

(iii) both (i) and (ii).

Both (i) and (ii) and pursuant to Disclosure Rule 3.1.4 (1) (a) and 3.1.4 (1) (b)

3 Name of person discharging managerial responsibilities/director 4 State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

Tom Browne

Director named in 3

5 Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest. 6 Description of shares (including class) debentures or derivatives or financial instruments relating to shares

Ordinary shares of Euro0.16 each

Director named in 3 above

7 Name of registered shareholder(s) and, if more than one, number of shares held by each of them 8 State the nature of the transaction

Beneficial Holding purchased in Trust for Director under the Employee Share Scheme.

Tom Browne - 442,656 shares

Anglo Irish Bank (Nominees) Ltd a/c 359 - 3,790 shares

9 Number of shares, debentures or 10 Percentage of issued
class acquired (treasury shares of that class
financial instruments relating to should not be taken into
account when calculating percentage)
shares acquired

0.0002 %

1,111 shares

11 Number of shares, debentures or 12 Percentage of issued
class disposed (treasury shares of that class
financial instruments relating to should not be taken into
account when calculating percentage)
shares disposed

N/A

N/A

13 Price per share or value of 14 Date and place of
transaction
transaction

9 December 2005 - Dublin

Euro11.43 per share

15 Total holding following notification 16 Date issuer informed of
transaction
and total percentage holding
following notification (any treasury 9 December 2005
shares should not be taken into
account when calculating percentage)

447,557 shares - 0.07%

If a person discharging managerial responsibilities has been granted options by
the issuer, complete the following boxes:

17 Date of grant 18 Period during which or
date on which it can

be exercised

19 Total amount paid (if any) for grant 20 Description of shares
or debentures involved
of the option (class and number)

21 Exercise price (if fixed at time of 22 Total number of shares
or debentures over
grant) or indication that the price which options are held
following
is to be fixed at the time of notification
exercise

23 Any additional information

24 Name of contact and telephone number for queries

Bernard Daly - + 353 1 616 2506

Name and signature of duly designated officer of issuer responsible for making notification

BERNARD DALY Group Company Secretary

Date of notification : 12 December 2005

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Anglo Irish Bank - Re: Brochure of Particulars

RNS Number:6858V
Anglo Irish Bank Corp PLC
14 December 2005

ANGLO IRISH BANK CORPORATION PLC

BROCHURE OF PARTICULARS

BLOCK LISTING APPLICATION

Application has been made to the Irish Stock Exchange and the UK Listing Authority for

5,000,000 ordinary shares of nominal value of Euro0.16 each in the capital of Anglo Irish Bank Corporation plc to be admitted to the Official List of the Irish Stock Exchange and the UK Listing Authority and application has been made to the Irish Stock Exchange and to the London Stock Exchange for these shares to be admitted to trading. These shares will be issued pursuant to Anglo Irish Bank Corporation plc Save As You Earn (SAYE) Scheme.

Such admission is expected to become effective and dealings to commence on these shares from

19 December 2005.

13 December 2005

This announcement has been issued through the Companies Announcement Service of

the Irish Stock Exchange.

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Anglo Irish Bank - Director/PDMR Shareholding

RNS Number:0645X
Anglo Irish Bank Corp PLC
17 January 2006

SCHEDULE 11

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

This form is intended for use by an issuer to make a RIS notification required by the Market Abuse Rules and section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990.

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete the boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

All relevant boxes should be completed in block capital letters

1 Name of the Issuer 2 State whether the notification relates to:

Anglo Irish Bank Corporation plc (i) a transaction notified in accordance with Market Abuse Rules;

(ii) a disclosure made in accordance with section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or

(iii) both (i) and (ii).

Both (i) and (ii) and pursuant to Disclosure Rule

3.1.4 (1) (a)

3 Name of person discharging managerial 4 State whether notification relates to a person connected with a person responsibilities/director discharging managerial responsibilities/director named in 3 and identify the connected person

Pat Whelan

PDMR named in 3

5 Indicate whether the notification is 6 Description of shares (including class) debentures or derivatives or in respect of a holding of the person financial instruments relating to shares referred to in 3 or 4 above or in respect of a non-beneficial interest Ordinary shares of Euro0.16 each

PDMR named in 3 above

7 Name of registered shareholder(s) 8 State the nature of the transaction and, if more than one, number of shares held by each of them Anglo Irish Bank Corporation Save As You Earn (SAYE) Scheme

9 Number of shares, debentures or 10 Percentage of issued class acquired (treasury shares of that class financial instruments relating to should not be taken into account when calculating percentage) shares acquired

11 Number of shares, debentures or 12 Percentage of issued class disposed (treasury shares of that class financial instruments relating to should not be taken into

account when calculating percentage)
shares disposed

13 Price per share or value of 14 Date and place of
transaction
transaction

15 Total holding following notification 16 Date issuer informed of
transaction
and total percentage holding
following notification (any treasury
shares should not be taken into
account when calculating percentage)

If a person discharging managerial responsibilities has been granted
options by
the issuer, complete the following boxes:

17 Date of grant
18 Period during which or date on which it can
be exercised
16th January 2006

Up to six months after completion of savings
contract.

19 Total amount paid (if any) for grant
20 Description of shares or debentures involved
of the
option (class and number)

1,366 ordinary Euro0.16 shares

21 Exercise price (if fixed at time of
22 Total number of shares or debentures over
grant) or indication that the
price which options are held following
is to be fixed at the time
of notification
exercise

826,266

Euro8.90

23 Any additional information
24 Name of contact and telephone number for
queries

Bernard Daly - 00 353 1 616 2503

Name and signature of duly designated officer of issuer responsible for making notification

Bernard Daly - Group Company Secretary

Date of notification: 17 January 2006

This information is provided by RNS
The company news service from the London Stock Exchange

END
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Anglo Irish Bank - Director/PDMR Shareholding

RNS Number:0653X
Anglo Irish Bank Corp PLC
17 January 2006

SCHEDULE 11

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

This form is intended for use by an issuer to make a RIS notification required by the Market Abuse Rules and section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990.

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a

financial
instrument relating to the shares of the issuer (other than a
debenture) should
complete the boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

All relevant boxes should be completed in block capital letters

1 Name of the Issuer 2 State whether the
notification relates to:

Anglo Irish Bank Corporation plc (i) a transaction
notified in accordance with Market Abuse Rules;

(ii) a disclosure made
in accordance with section 53 (as extended by
section 64 of the
Companies Act 1990) or entered into the issuer's
register in accordance
with section 59 of the Companies Act 1990; or

(iii) both (i) and (ii).

Both (i) and (ii) and
pursuant to Disclosure Rule

3.1.4 (1) (a)

3 Name of person discharging managerial 4 State whether
notification relates to a person connected with a person
responsibilities/director discharging managerial
responsibilities/director named in 3 and identify
the connected person

Anthony Campbell

PDMR named in 3

5 Indicate whether the notification is 6 Description of shares
(including class) debentures or derivatives or
in respect of a holding of the person financial instruments
relating to shares
referred to in 3 or 4 above or in
respect of a non-beneficial interest Ordinary shares of
Euro0.16 each

PDMR named in 3 above

7 Name of registered shareholder(s) 8 State the nature of the
transaction
and, if more than one, number of
shares held by each of them Anglo Irish Bank
Corporation Save As You Earn (SAYE) Scheme

9 Number of shares, debentures or 10 Percentage of issued
class acquired (treasury shares of that class
financial instruments relating to should not be taken into

account when calculating percentage)
shares acquired

11 Number of shares, debentures or 12 Percentage of issued
class disposed (treasury shares of that class
financial instruments relating to should not be taken into
account when calculating percentage)
shares disposed

13 Price per share or value of 14 Date and place of
transaction
transaction

15 Total holding following notification 16 Date issuer informed of
transaction
and total percentage holding
following notification (any treasury
shares should not be taken into
account when calculating percentage)

If a person discharging managerial responsibilities has been granted
options by
the issuer, complete the following boxes:

17 Date of grant
18 Period during which or date on which it can

be exercised
16th January 2006

Up to six months after completion of savings

contract.

19 Total amount paid (if any) for grant
20 Description of shares or debentures involved
of the
option (class and number)

3,759 ordinary Euro0.16 shares

21 Exercise price (if fixed at time of
22 Total number of shares or debentures over
grant) or indication that the
price which options are held following
is to be fixed at the time
of notification
exercise

849,459

Euro8.90

23 Any additional information
24 Name of contact and telephone number for

queries

Bernard Daly - 00 353 1 616 2503

Name and signature of duly designated officer of issuer responsible for making notification

Bernard Daly - Group Company Secretary

Date of notification: 17 January 2006

This information is provided by RNS
The company news service from the London Stock Exchange

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Anglo Irish Bank - Director/PDMR Shareholding

RNS Number:0654X
Anglo Irish Bank Corp PLC
17 January 2006

SCHEDULE 11

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

This form is intended for use by an issuer to make a RIS notification required by the Market Abuse Rules and section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990.

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a

debenture) should
complete the boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

All relevant boxes should be completed in block capital letters

1 Name of the Issuer 2 State whether the
notification relates to:

Anglo Irish Bank Corporation plc (i) a transaction
notified in accordance with Market Abuse Rules;

(ii) a disclosure made
in accordance with section 53 (as extended by
section 64 of the
Companies Act 1990) or entered into the issuer's
register in accordance
with section 59 of the Companies Act 1990; or

(iii) both (i) and (ii).

Both (i) and (ii) and
pursuant to Disclosure Rule

3.1.4 (1) (a)

3 Name of person discharging managerial 4 State whether
notification relates to a person connected with a person
responsibilities/director discharging managerial
responsibilities/director named in 3 and identify
the connected person

Peter Butler PDMR named in 3

5 Indicate whether the notification is 6 Description of shares
(including class) debentures or derivatives or
in respect of a holding of the person financial instruments
relating to shares
referred to in 3 or 4 above or in
respect of a non-beneficial interest Ordinary shares of
Euro0.16 each

PDMR named in 3 above

7 Name of registered shareholder(s) 8 State the nature of the
transaction
and, if more than one, number of
shares held by each of them Anglo Irish Bank
Corporation Save As You Earn (SAYE) Scheme

9 Number of shares, debentures or 10 Percentage of issued
class acquired (treasury shares of that class
financial instruments relating to should not be taken into
account when calculating percentage)
shares acquired

11 Number of shares, debentures or 12 Percentage of issued class disposed (treasury shares of that class
financial instruments relating to should not be taken into account when calculating percentage)
shares disposed

13 Price per share or value of 14 Date and place of transaction
transaction

15 Total holding following notification 16 Date issuer informed of transaction
and total percentage holding
following notification (any treasury
shares should not be taken into
account when calculating percentage)

If a person discharging managerial responsibilities has been granted options by
the issuer, complete the following boxes:

17 Date of grant
18 Period during which or date on which it can

be exercised

16th January
2006 Up to six months after completion of
savings

contract.

19 Total amount paid (if any) for grant
20 Description of shares or debentures involved
of the
option (class and number)

2,224 ordinary Euro0.16 shares

21 Exercise price (if fixed at time of
22 Total number of shares or debentures over
grant) or indication that the
price which options are held following
is to be fixed at the time
of notification
exercise

956,898

Euro8.90

23 Any additional information
24 Name of contact and telephone number for

queries

Bernard Daly - 00 353 1 616 2503

Name and signature of duly designated officer of issuer responsible for making notification

Bernard Daly - Group Company Secretary

Date of notification: 17 January 2006

This information is provided by RNS
The company news service from the London Stock Exchange

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Anglo Irish Bank - Issue of Equity

RNS Number:1458X
Anglo Irish Bank Corp PLC
19 January 2006

ANGLO IRISH BANK CORPORATION PLC

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO THE UNITED STATES, CANADA, AUSTRALIA OR JAPAN

This announcement (hereafter 'the Announcement') does not represent an offer of securities for sale in the United States or Canada, and the securities may not be offered in the United States or Canada absent registration or an exemption from registration. Members of the public are not eligible to take part in the Placing. This Announcement (including the terms and conditions in the Appendix attached) is directed only at 'qualified investors' within the meaning of Article 2(1) of the Prospectus Directive (Directive 2003/71/EC) ('Qualified Investors') or Investment Professionals (as defined in article 19(5) of the UK Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the 'Order') or persons who fall within article 49(2)(a) to (d) ('high net worth companies, unincorporated associations, etc') of the Order. This announcement, the Appendix and the terms and conditions set out in the Appendix must not be acted on or relied on by persons who are not either Investment Professionals or persons who fall within article 49(2)(a) to (d) of the Order.

Anglo Irish Bank Corporation plc ('AIBC' or 'Company')

Placing to fund further business development

The Placing

AIBC is pleased to announce that it is undertaking a placement of approximately 33 million new ordinary shares ('the Placing'). The number of shares to be issued will be within AIBC's 5% placement capacity as approved by ordinary shareholders at the Annual General Meeting on 28 January, 2005.

'This Placing reflects the Board's confidence in the future' said David Drumm, Group Chief Executive. 'The organic growth opportunities in each of our core markets over the medium and long term remain significant. This new capital, together with the sizeable investment we have made in our people and infrastructure, provide an excellent platform to take AIBC through its next phase of growth'.

Further Details of the Placing

The Placing, by Davy as agent for AIBC, of approximately 33 million new ordinary shares of Euro0.16 each ('Placing Shares') represents 5 per cent of AIBC's issued share capital as at 28 January, 2005. The Placing Shares will rank pari passu with existing issued shares. Application will be made for the Placing Shares to be admitted to the Official Lists of The Irish Stock Exchange and the UK Listing Authority and to be admitted to trading by the London Stock Exchange on its main market for listed securities. Admission of the Placing Shares to the Official Lists is expected to take place on 26 January, 2006. Attention is drawn to the detailed terms and conditions of the Placing, annexed to this announcement.

The final terms of the Placing will be determined in accordance with demand to be solicited by Davy through an institutional bookbuilding process. In the light of demand the Board reserves the right to adjust the size of the placing. The number of shares and proportion of share capital to be issued as stated in this announcement are indicative and based on AIBC's shares in issue on 28 January, 2005.

The actual number of shares and proportion of share capital to be issued will be determined by the bookbuilding process.

Davy is acting for AIBC in connection with the Placing and no one else and will not regard any other person as its client in relation to the Placing and will not be responsible to anyone other than AIBC for providing the protections afforded to its respective clients nor for providing advice in relation to the Placing or any other matter referred to in this Announcement. Any prospective Placee is recommended to seek its own professional advice.

Contacts:

Anglo Irish Bank Corporation plc

Ph: +353 1 616 2001

David Drumm, Group Chief Executive

Willie McAteer, Group Finance Director

Matt Moran, Chief Financial Officer

Davy

Ph: +353 1 679 7788

Kyran McLaughlin, Head of Capital Markets

Drury Communications

Ph: +353 1 260 5000

Billy Murphy

TERMS & CONDITIONS

APPENDIX

THIS ANNOUNCEMENT IS NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO THE UNITED STATES, CANADA, AUSTRALIA OR JAPAN

This Announcement does not represent an offer of securities for sale in the United States or Canada, and the securities may not be offered in the United States or Canada absent registration or an exemption from

registration.

IMPORTANT INFORMATION FOR PLACEES ONLY ON THE PLACING

MEMBERS OF THE PUBLIC ARE NOT ELIGIBLE TO TAKE PART IN THE PLACING. THE ANNOUNCEMENT AND THIS APPENDIX AND THE TERMS AND CONDITIONS SET OUT HEREIN ARE DIRECTED ONLY AT PERSONS WHOSE ORDINARY ACTIVITIES INVOLVE THEM IN ACQUIRING, HOLDING, MANAGING AND DISPOSING OF INVESTMENTS (AS PRINCIPAL OR AGENT) FOR THE PURPOSES OF THEIR BUSINESS AND WHO HAVE PROFESSIONAL EXPERIENCE IN MATTERS RELATING TO INVESTMENTS AND ARE (1) QUALIFIED INVESTORS WITHIN THE MEANING OF ARTICLE 2(1) OF THE PROSPECTUS DIRECTIVE (DIRECTIVE 2003/71/EC) ('QUALIFIED INVESTORS') OR (2) WHO FALL WITHIN ARTICLE 19(5) OF THE UK FINANCIAL SERVICES AND MARKETS ACT 2000 (FINANCIAL PROMOTION) ORDER 2005 (THE ORDER) OR ARE PERSONS WHO FALL WITHIN ARTICLE 49(2)(A) TO (D) ('HIGH NET WORTH COMPANIES, UNINCORPORATED ASSOCIATIONS, ETC') OF THE ORDER OR TO WHOM IT MAY OTHERWISE LAWFULLY BE COMMUNICATED (ALL SUCH PERSONS TOGETHER BEING REFERRED TO AS RELEVANT PERSONS). THE ANNOUNCEMENT AND THIS APPENDIX AND THE TERMS AND CONDITIONS SET OUT HEREIN MUST NOT BE ACTED ON OR RELIED ON BY PERSONS WHO ARE NOT RELEVANT PERSONS. ANY INVESTMENT OR INVESTMENT ACTIVITY TO WHICH THIS APPENDIX AND THE TERMS AND CONDITIONS SET OUT HEREIN RELATES IS AVAILABLE ONLY TO RELEVANT PERSONS AND WILL BE ENGAGED IN ONLY WITH RELEVANT PERSONS. THE ANNOUNCEMENT AND THIS APPENDIX DOES NOT ITSELF CONSTITUTE AN OFFER FOR SALE OR SUBSCRIPTION OF ANY SECURITIES IN THE COMPANY. THE PLACING SHARES THAT ARE THE SUBJECT OF THE PLACING REFERRED TO HEREIN HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE SECURITIES ACT) AND, SUBJECT TO CERTAIN EXCEPTIONS, MAY NOT BE OFFERED OR SOLD WITHIN THE UNITED STATES.

Persons who are invited to and who choose to participate in the Placing by making an oral offer to subscribe for Placing Shares, will be deemed to have read and understood the Announcement (including this Appendix) in its entirety and to be making such offer on the terms and conditions, and to be providing the

representations, warranties, acknowledgements, and undertakings contained in this Appendix. In particular each such Placee represents, warrants and acknowledges that it:

1. is a Relevant Person and undertakes that it will acquire, hold, manage or dispose of any Placing Shares that are allocated to it for the purposes of its business; and

2. is outside the United States and is purchasing the Placing Shares for its own account or is purchasing the Placing Shares for an account with respect to which it exercises sole investment discretion and that it (and any such account) is outside the United States, within the meaning of Regulation S under the Securities Act; or if it is not outside the United States, is a qualified institutional buyer (QIB) as such term is defined in Rule 144A under the Securities Act.

The Announcement and this Appendix do not constitute an offer to sell or issue or the solicitation of an offer to buy or subscribe for Placing Shares in any jurisdiction including, without limitation, the United States, Canada, Australia or Japan or any other jurisdiction in which such offer or solicitation is or may be unlawful. This Announcement and the information contained herein is not for publication or distribution, directly or indirectly, to persons in the United States, Canada, Australia, Japan or in any jurisdiction in which such publication or distribution is unlawful.

The Placing Shares referred to in this Announcement have not been and will not be registered under the Securities Act and may not be offered, sold or transferred within the United States except pursuant to an exemption from, or as part of a transaction not subject to, the registration requirements of the Securities Act. Any offering to be made in the United States will be made to a limited number of QIBs in a transaction exempt from registration under the Securities Act. The Placing Shares are being offered and issued outside the United States in accordance with Regulation S under the Securities Act.

The Placing Shares have not been approved or disapproved by the US Securities
and Exchange Commission, any state securities commission or other regulatory
authority, nor have the foregoing authorities endorsed the merits of this
offering or the accuracy or adequacy of any offering materials. Any representation to the contrary is unlawful.

The distribution of this Announcement and the Placing and/or issue of the
Placing Shares in certain jurisdictions may be restricted by law. No action has
been taken by the Company or Davy that would permit an offer of such Placing
Shares or possession or distribution of this Announcement or any other offering
or publicity material relating to such Placing Shares in any jurisdiction where
action for that purpose is required. Persons to whose attention this
Announcement is drawn are required by the Company and Davy to inform themselves
about and to observe any such restrictions.

Details of the Placing Agreement and the Placing Shares

Davy has entered into a placing agreement (the Placing Agreement) with the
Company whereby Davy has, subject to the satisfaction of certain conditions set
out therein, undertaken to use its reasonable endeavours as agent of the Company
to seek to procure Placees for the Placing Shares.

The Placing Shares will, when issued, be credited as fully paid and will rank
pari passu in all respects with the existing issued ordinary shares of Euro0.16 per
share in the capital of the Company (Ordinary Shares).

In this Appendix, unless the context otherwise requires, Placee means a person
(including individuals, funds or others) on whose behalf a commitment to acquire
Placing Shares has been given.

Application for listing and admission to trading

Application will be made to the Irish Stock Exchange and the UK Listing
Authority (the UKLA) for admission of the Placing Shares to the Official Lists
of the Irish Stock Exchange and the UKLA and to the London Stock Exchange plc
(the London Stock Exchange) for admission to trading of the Placing Shares on
the London Stock Exchange's market for listed securities (together

Admission).
It is expected that Admission will become effective on 26 January 2006 and that dealings in the Placing Shares will commence at that time.

Bookbuild

Commencing today Davy will be conducting an accelerated bookbuilding process (the Bookbuilding Process) to determine demand for participation in the Placing by the Placees. This Appendix gives details of the terms and conditions of, and the mechanics of participation in, the Placing. No commissions will be paid to Placees or by Placees in respect of any Placing Shares.

An institution which is a Relevant Person and which wishes to participate in the Bookbuilding Process should communicate its bid by telephone to its usual sales contact at Davy or to David Smith at Davy (+353 1 679 2816).

Davy will be entitled to effect the Placing by such alternative method to the Bookbuilding Process as it may, in its sole discretion, determine. To the fullest extent permissible by law, neither Davy nor any of its affiliates shall have any liability to Placees (or to any other person whether acting on behalf of a Placee or otherwise). In particular, neither Davy nor any of its affiliates shall have any liability in respect of its conduct of the Bookbuilding Process or of such alternative method of effecting the Placing as Davy may determine.

Participation in, and Principal terms of, the Bookbuilding Process

In participating in the Bookbuilding Process and the Placing, Placees will be deemed to have read and understood this Announcement (including this Appendix) in its entirety and to be participating and making an offer for Placing Shares on the terms and conditions, and to be providing the representations, warranties, acknowledgements and undertakings, contained in this Appendix. AIBC will make a further Announcement following the close of the Bookbuilding Process detailing the number of Placing Shares to be issued and the price at which the Placing Shares have been placed (the Pricing Announcement).

Davy is arranging the Placing as an agent of the Company.

Davy and its respective affiliates are entitled to participate as

principal in the Bookbuilding Process.

The Bookbuilding Process will establish a single price (the Placing Price) payable to Davy by all Placees. Any discount to the market price of the Ordinary Shares of the Company will be determined in accordance with the Listing Rules of the Irish Stock Exchange and the Listing Rules as published by the UKLA pursuant to Part VI of the UK Financial Services and Markets Act 2000 (FSMA) and the IAIM /IPC guidelines.

The Bookbuilding Process is expected to close no later than 4.30 p.m. Dublin time on 19 January 2006, but may be closed earlier at the sole discretion of Davy or extended following agreement between Davy and the Company. Davy may, at its sole discretion, accept bids that are received after the Bookbuilding Process has closed.

A bid in the Bookbuilding Process will be made on the terms and conditions in this Appendix and will not be capable of variation or revocation after the close of the Bookbuilding Process.

Each Placee's allocation and the Placing Price will be confirmed to Placees orally by Davy following the close of the Bookbuilding Process, and a trade confirmation will be dispatched as soon as possible thereafter. Davy's oral confirmation to such Placee will constitute an irrevocable legally binding commitment upon such Placee to subscribe for the number of Placing Shares allocated to it at the Placing Price on the terms and conditions set out in this Appendix and in accordance with the Company's Memorandum and Articles of Association.

Each Placee's obligations will be owed to AIBC and to Davy. Each Placee will also have an immediate, separate, irrevocable and binding obligation, owed to Davy, to pay to it (or as it may direct) in cleared funds an amount equal to the product of the Placing Price and the amount of Placing Shares such Placee has agreed to subscribe for. Davy will procure the allotment by AIBC of such Placing Shares to each Placee following each Placee's payment to Davy of such amount.

Any offering made in the United States will be to a limited number of QIBs in a transaction not involving any public offering. The Placing Shares will be offered and sold outside the United States in accordance with the terms of Regulation S under the Securities Act.

All obligations under the Placing will be subject to fulfilment of the conditions referred to below under 'Conditions of the Placing'.

Conditions of the Placing

The Placing is conditional upon the Placing Agreement becoming unconditional and not having been terminated in accordance with its terms.

Davy's obligations under the Placing Agreement are conditional on, inter alia:

1. none of the warranties set out in the Placing Agreement being untrue, inaccurate or misleading in any respect which is, in the sole opinion of Davy acting in good faith, material in the context of the Placing as at the date of the Placing Agreement or at the date of Admission;

2. the Company not being in breach of any of its obligations under the Placing Agreement on or before the date of Admission in any respect which is, in the sole opinion of Davy acting in good faith, material in the context of the Placing;

3. the announcement of the pricing of the Placing Shares pursuant to the Placing Agreement prior to 7.00 p.m. on 19 January 2005; and

4. Admission occurring not later than 8.00 a.m. on 26 January 2005 (or such later date and/or time as Davy and the Company may agree).

If (a) the conditions contained in the Placing Agreement are not satisfied or (to the extent permitted by the Placing Agreement) waived by Davy within the stated time period (or such later time and/or date as the Company and Davy may agree), or (b) the Placing Agreement is terminated in the circumstances

specified below, the Placing will lapse and the Placee's rights and obligations hereunder shall cease and determine at such time and each Placee agrees that no claim can be made by the Placee in respect thereof.

By participating in the Bookbuilding Process each Placee agrees that its rights and obligations terminate only in the circumstances described above and will not be capable of rescission or termination by it.

Davy may, at its discretion and upon such terms as it thinks fit, waive compliance by AIBC with the whole or any part of any of AIBC's obligations in relation to the conditions in the Placing Agreement. Davy reserves the right to extend the time and/or date for fulfilment of any of the conditions in the Placing Agreement. Any such extension or waiver will not affect Placees' commitments as set out in this Announcement.

Neither Davy nor the Company shall have any liability to any Placee (or to any other person whether acting on behalf of a Placee or otherwise) in respect of any decision they may make as to whether or not to waive or to extend the time and/or date for the satisfaction of any condition to the Placing nor for any decision they may make as to the satisfaction of any condition or in respect of the Placing generally.

Right to terminate under the Placing Agreement

Davy in its absolute discretion may by notice to the Company at any time up to and including Admission, terminate the Placing Agreement if:

1. there shall have been a breach (by any party other than Davy) of any of the representations, warranties or undertakings contained in the Placing Agreement or there has been a breach of any other provision of the Placing Agreement or any of the warranties contained in the Placing Agreement is not or has ceased to be, true, accurate and not misleading which Davy in its sole opinion, acting in good faith and (where Davy believes it is practicable to do so) having consulted with the Company, considers to be material in the context of the Placing or dealing in the

Placing Shares in the secondary market;

2. any statement contained in this announcement and certain other documents has become or been discovered to be untrue, inaccurate or misleading which in the sole opinion of Davy, acting in good faith and (where Davy believes it is practicable to do so) having consulted with the Company, is material in the context of the Placing or dealing in the Placing Shares in the secondary market;

3. no member of the Company's group (the 'Group') having, since 30 September 2005, experienced any significant adverse change; which in the sole opinion of Davy acting in good faith and (where Davy believes it is practicable to do so) having consulted with the Company, is or will or may be materially adverse to the Placing or dealing in the Placing Shares in the secondary market or which makes it impracticable to proceed with the Placing or the delivery of Placing Shares on the terms and in the manner contemplated in the Placing Agreement;

4. there having occurred, or in the sole opinion of Davy, acting in good faith and (where Davy believes it is practicable to do so) having consulted with the Company, it being reasonably likely that there will occur: any suspension or material limitation in trading of securities generally on any stock exchange or trading facility or trading in any securities of the Company on the Irish Stock Exchange or the London Stock Exchange in the sole opinion of Davy, acting in good faith and (where Davy believes it is practicable to do so) having consulted with the Company, is or will or may be materially adverse to the Placing or dealing in the Placing Shares in the secondary market or which makes it impracticable to proceed with the Placing or the delivery of Placing Shares on the terms and in the manner contemplated in the Placing Agreement;

5. there having occurred or, in the sole opinion of Davy, acting in good

faith and (where Davy believes it is practicable to do so) having consulted with the Company it being reasonably likely that there will occur, any act of terrorism, outbreak or escalation of hostilities, war, incident of terrorism, declaration of emergency or martial law or other calamity, crisis or event, change in national or international financial, monetary, economic, political or market conditions (including fluctuation in exchange rates or exchange controls) which in the sole opinion of Davy, acting in good faith and (where Davy believes it is practicable to do so) having consulted with the Company, is or will or may be materially adverse to the Placing or dealing in the Placing Shares in the secondary market or which makes it impracticable to proceed with the Placing or the delivery of Placing Shares on the terms and in the manner contemplated in the Placing Agreement; or

6. there shall have been, occurred, happened or come into effect any event or omission which in the sole opinion of Davy and (where Davy believes it is practicable to do so) having consulted with the Company is or will be or may be materially adverse to the Placing or dealing in the Placing Shares in the secondary market, or which makes it impracticable to proceed with the Placing or the delivery of Placing Shares on the terms and in the manner contemplated in the Placing Agreement.

If Davy's obligations under the Placing Agreement are terminated in accordance with its terms the rights and obligations of each Placee in respect of the Placing as described in this Announcement (including this Appendix) shall cease and determine at such time and no claim can be made by any Placee in respect thereof.

By participating in the Placing each Placee agrees with Davy that the exercise by Davy of any right of termination or other discretion under the Placing Agreement shall be within the absolute discretion of Davy and that Davy need not make any reference to such Placee and shall have no liability

whatsoever to the Placee (or to any other person whether acting on behalf of a Placee or otherwise) in connection with any such exercise.

No Prospectus

No offering document or prospectus has been or will be submitted to be approved by the Irish Financial Regulator in relation to the Placing and Placees' commitments will be made solely on the basis of the information contained in this Announcement (including this Appendix). Each Placee, by accepting a participation in the Placing, agrees that the content of this Announcement and the Pricing Announcement is exclusively the responsibility of the Company and confirms that it has neither received nor relied on any other information, representation, warranty, or statement made by or on behalf of Davy or the Company or any other person and neither Davy nor the Company nor any other person will be liable for any Placee's decision to participate in the Placing based on any other information, representation, warranty or statement which the Placees may have obtained or received. Each Placee acknowledges and agrees that it has relied on its own investigation of the business, financial or other position of the Company in accepting a participation in the Placing. Nothing in this paragraph shall exclude the liability of any person for fraudulent misrepresentation.

Registration and Settlement

Settlement of transactions in the Placing Shares following Admission will take place within the CREST system, subject to certain exceptions. Davy reserves the right to require settlement for and delivery of the Placing Shares to Placees in such other means that it deems necessary if delivery or settlement is not possible or practicable within the CREST system within the timetable set out in this Announcement or would not be consistent with the regulatory requirements in the Placee's jurisdiction.

Each Placee allocated Placing Shares in the Placing will be sent a trade

confirmation stating the number of Placing Shares allocated to it, the Placing Price, the aggregate amount owed by such Placee to Davy and settlement instructions. Each Placee agrees that it will do all things necessary to ensure that delivery and payment is completed in accordance with either the standing CREST or certificated settlement instructions which it has in place with Davy.

It is expected that settlement will be on 26 January 2006 on a T+5 basis in accordance with the instructions set out in the trade confirmation. Interest is chargeable daily on payments not received from Placees on the due date in accordance with the arrangements set out above at the rate of 5 percentage points above the prevailing EURIBOR.

If a Placee does not comply with these obligations, Davy may sell any or all of the Placing Shares allotted to that Placee on such Placee's behalf and retain from the proceeds, for Davy's account and benefit, an amount equal to the aggregate amount owed by the Placee plus any interest due. The relevant Placee will, however, remain liable for any shortfall below the aggregate amount owed by it and may be required to bear any stamp duty (together with any interest or penalties) which may arise upon the sale of such Placing Shares on such Placee's behalf.

If Placing Shares are to be delivered to a custodian or settlement agent, Placees should ensure that the trade confirmation is copied and delivered immediately to the relevant person within that organisation.

Insofar as Placing Shares are registered in a Placee's name or that of its nominee or in the name of any person for whom a Placee is contracting as agent or that of a nominee for such person, such Placing Shares should, subject as provided below and under current law and practice, be so registered free from any liability to stamp duty.

Representations and Warranties

By participating in the Bookbuilding Process each Placee (and any person acting on such Placee's behalf):

1. represents and warrants that it has read this Announcement (including this Appendix) in its entirety;

2. acknowledges that no offering document or prospectus has been prepared in connection with the placing of the Placing Shares and represents and warrants that it has not received a prospectus, or other offering document in connection therewith;

3. acknowledges that the content of this Announcement is exclusively the responsibility of the Company and that neither Davy nor any person acting on its behalf has or shall have any liability for any information, representation or statement contained in this Announcement or any information previously published by or on behalf of the Company and will not be liable for any Placee's decision to participate in the Placing based on any information, representation or statement contained in this Announcement or otherwise. Each Placee further represents, warrants and agrees that the only information on which it is entitled to rely and on which such Placee has relied in committing itself to acquire the Placing Shares is contained in this Announcement (subject to the Placee making its own investigations and satisfying itself that the information is still current) and any information previously published by the Company by notification to a Regulatory Information Service, such information being all that it deems necessary to make an investment decision in respect of the Placing Shares and that it has neither received nor relied on any other information given or representations, warranties or statements made by Davy or the Company and neither Davy nor the Company will be liable for any Placee's decision to accept an invitation to participate in the Placing based on any other information, representation, warranty or statement. Each Placee further acknowledges and agrees that it has relied on its own investigation of the business, financial or other position of the Company in deciding to participate in the Placing;

4. acknowledges that neither Davy nor any person acting on behalf of it nor any of its respective affiliates has or shall have any liability for any publicly available or filed information or any representation relating to the Company, provided that nothing in this paragraph excludes the liability of any person for fraudulent misrepresentation made by that person;

5. represents and warrants that it is entitled to subscribe for and/or purchase Placing Shares under the laws of all relevant jurisdictions which apply to it and that it has fully observed such laws and obtained all such governmental and other guarantees and other consents in either case which may be required thereunder and complied with all necessary formalities;

6. represents and warrants that it is, or at the time the Placing Shares are acquired that it will be, the beneficial owner of such Placing Shares, or that the beneficial owner of such Placing Shares is not a resident of Australia, Canada or Japan or if it is resident in Canada (specifically in Alberta, British Columbia or Ontario) and an accredited investor as defined in National Instrument 45-106 Prospectus and Registration Exemptions ('45-106'), it is purchasing the Placing Shares as Principal for its own account, not for the benefit of any other person, and it is an 'accredited investor' as defined in 45-106 by virtue of being a person, company or other entity of the type indicated in the list of accredited investors contained in 45-106 ;

7. acknowledges that the Placing Shares have not been and will not be registered under the securities legislation of the United States, Australia, Canada or Japan and, subject to certain exceptions, may not be offered, sold, taken up, renounced or delivered or transferred, directly or indirectly, within those jurisdictions;

8. if the Placing Shares were offered to it in the United States,

represents and warrants that in making its investment decision, (i) it has relied on its own examination of the Company and the terms of the

Placing, including the merits and risks involved, (ii) it has made its own assessment of the Company, the Placing Shares and the terms of the Placing based on such information as is publicly available, (iii) it has consulted its own independent advisors or otherwise has satisfied itself concerning, without limitation, the effects of United States federal, state and local income tax laws and foreign tax laws generally and the US Employee Retirement Income Security Act of 1974, the US Investment Company Act of 1940, as amended and the Securities Act and (iv) it has received all information that it believes is necessary or appropriate in order to make an investment decision in respect of the Company and the Placing Shares;

9. acknowledges that the Placing Shares are being offered and sold to it in a transaction not involving any public offering in the United States within the meaning of the Securities Act, and represents and warrants that it is either (i) a QIB or (ii) subscribing for the Placing Shares in an 'offshore transaction' in accordance with Regulation S under the Securities Act, and if it is a QIB, (i) it is subscribing for the Placing Shares for its own account, or for one or more accounts as to each of which it exercises sole investment discretion and each of which accounts is a QIB, for investment purposes, and not with a view to any distribution or for resale in connection with the distribution thereof, in whole or in part, in the United States and (ii) has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of its investment in the Placing Shares, and it and any accounts for which it is subscribing Placing Shares (i) are each able to bear the economic risk of its or their investment in the Placing Shares, (ii) will not look to the above-mentioned names for

all or part of any such loss or losses it or they may suffer, (iii) are able to sustain a complete loss on its or their investment in the Placing Shares, (iv) have no need for liquidity with respect to its or their investment in the Placing Shares and (v) have no reason to anticipate any change in its or their circumstances, financial or otherwise, which may cause or require any sale or distribution by it or them of all or any part of the Placing Shares.

10. acknowledges that the Placing Shares have not been and will not be registered under the Securities Act or with any State or other jurisdiction of the United States, nor approved or disapproved by the US Securities and Exchange Commission, any state securities commission in the United States or any other United States regulatory authority, and agrees not to reoffer, resell, pledge or otherwise transfer the Placing Shares except (i) outside the United States in offshore transactions in accordance with Regulation S under the Securities Act, (ii) in the United States to QIBs pursuant to Rule 144A under the Securities Act, or (iii) pursuant to Rule 144 under the Securities Act, and in any case in compliance with all applicable laws;

11. acknowledges that where it is acquiring the Placing Shares for one or more managed accounts, it represents and warrants that it is authorised in writing by each managed account to acquire the Placing Shares for each managed account. Each Placee agrees to indemnify and hold the Company and Davy harmless from any and all costs, claims, liabilities and expenses (including legal fees and expenses) arising out of or in connection with any breach of the representations and warranties in this paragraph 11. Each Placee agrees that the provisions of this paragraph 11 shall survive the resale of the Placing Shares by or on behalf of the managed accounts;

12. acknowledges that no representation has been made as to the availability of Rule 144 or any other exemption under the

Securities Act for the reoffer, resale, pledge or transfer of the Placing Shares;

13. acknowledges and understands that the Placing Shares offered and sold in the United States are 'restricted securities' within the meaning of Rule 144 (a)(3) under the Securities Act and represents and warrants on its own behalf and on behalf of any accounts for which it is acting that, so long as the Placing Shares are 'restricted securities', it will not deposit the Placing Shares into any unrestricted depositary facility established or maintained by any depositary bank in respect of the Ordinary Shares;

14. *if in the UK, represents and warrants that the issue to it, or the person specified by it for registration as holder, of Placing Shares will not give rise to a liability under any of sections 67, 70, 93 or 96 of the UK Finance Act 1986 (depositary receipts and clearance services) and that the Placing Shares are not being acquired in connection with arrangements to transfer Placing Shares into a clearance system or to issue depositary receipts;

15. *represents and warrants that it has complied with its obligations in connection with money laundering and terrorist financing under the Criminal Justice Act 1994 (Section 32) Regulations 2003 and the Criminal Justice Act 1994 (Section 32) (Amendment) Regulations 2003, (or if in the UK) the Proceeds of Crime Act 2002, the Terrorism Act 2003 and the Money Laundering Regulations 2003 (together 'the Regulations') and, if making payment on behalf of a third party, that satisfactory evidence has been obtained and recorded by it to verify the identity of the third party as required by the Regulations;

16. if in the UK, represents and warrants that it and any person acting on its behalf is a person falling within section 86(7) of FSMA, being a qualified investor, and Article 19 and/or 49 of the Financial Services

and Markets Act 2000 (Financial Promotion) Order 2005 and undertakes that it will acquire, hold, manage or dispose of any Placing Shares that are allocated to it for the purposes of its business;

17. represents and warrants that it has not offered or sold and, prior to the expiry of a period of six months from Admission, will not offer or sell any Placing Shares to persons in Ireland or the United Kingdom, except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their business or otherwise in circumstances which have not resulted and which will not result in an offer to the public in Ireland or the United Kingdom;

18. if in the UK, represents and warrants that it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) relating to the Placing Shares in circumstances in which section 21(1) of FSMA does not require approval of the communication by an authorised person;

19. if in the UK, represents and warrants that it has complied and will comply with all applicable provisions of FSMA with respect to anything done by it in relation to the Placing Shares in, from or otherwise involving the United Kingdom;

20. represents and warrants that it and any person acting on its behalf is entitled to subscribe for the Placing Shares under the laws of all relevant jurisdictions and that it has all necessary capacity and has obtained all necessary consents and authorities to enable it to commit to this participation in the Placing and to perform its obligations in relation thereto (including, without limitation, in the case of any person on whose behalf it is acting, all necessary consents and authorities to agree to the terms set out or referred to in this

Announcement) and will honour such obligations;

21. undertakes that it (and any person acting on its behalf) will make payment for the Placing Shares allocated to it in accordance with this Announcement (including this Appendix) on the due time and date set out herein, failing which the relevant Placing Shares may be placed with other subscribers or sold as Davy may in its sole discretion determine and without liability to such Placee;

22. acknowledges that Davy is not making any recommendations to it or advising it regarding the suitability of any transactions it may enter into in connection with the Placees and that participation in the Placing is on the basis that it is not and will not be a client of Davy and that Davy does not have duties or responsibilities to it for providing the protections afforded to their clients or customers or for providing advice in relation to the Placing nor in respect of any representations, warranties, undertakings or indemnities contained in the Placing Agreement nor for the exercise or performance of any of its rights and obligations thereunder including any rights to waive or vary any conditions or exercise any termination right;

23. undertakes that the person who it specifies for registration as holder of the Placing Shares will be (i) itself or (ii) its nominee, as the case may be. Neither Davy nor the Company will be responsible for any liability to stamp duty and any interest or penalties resulting from a failure to observe this requirement and it agrees to indemnify the Company and Davy in respect of the same. Each Placee and any person acting on behalf of such Placee agrees to participate in the Placing on the basis that the Placing Shares will be allotted to the CREST stock account of Davy Nominees Limited who will hold them as nominee on behalf of such Placee until settlement in accordance with its standing

settlement instructions;

24. acknowledges that any agreements entered into by it pursuant to these terms and conditions shall be governed by and construed in accordance with the laws of Ireland and it submits (on behalf of itself and on behalf of any person on whose behalf it is acting, to the exclusive jurisdiction of the Irish courts as regards any claim, dispute or matter arising out of any such contract, except that enforcement proceedings in respect of the obligation to make payment for the Placing Shares (together with any interest chargeable thereon) may be taken by the Company or Davy in any jurisdiction in which the relevant Placee is incorporated or in which any of its securities have a quotation on a recognised stock exchange;

25. agrees that the Company, Davy and others will rely upon the truth and accuracy of the foregoing representations, warranties, acknowledgements and undertakings which are given to Davy on their own behalf and on behalf of the Company and are irrevocable; and

26. represents that it has not relied on any investigation that Davy or any person acting on its behalf may have conducted with respect to the Placing Shares or AIBC.

The agreement to settle a Placee's acquisition (and/or the acquisition of a person for whom such Placee is contracting as agent) free of stamp duty and any interest or penalties depends on the settlement relating only to an acquisition by it and/or such person direct from the Company for the Placing Shares in question. Such agreement assumes that the Placing Shares are not being acquired in connection with arrangements to transfer the Placing Shares into a clearance service or to issue depositary receipts. If there are any such arrangements, or the settlement related to any other dealing in the Placing Shares, stamp duty may be payable, for which neither the Company nor Davy will be responsible. If this is the case, each Placee should seek its own advice and notify Davy accordingly.

In addition, Placees should note that they will be liable for any capital duty,

stamp duty and all other stamp, issue, securities, transfer, registration, documentary or other duties or taxes (including any interest, fines or penalties relating thereto) payable outside Ireland by them or any other person on the acquisition by them of any Placing Shares or the agreement by them to acquire any Placing Shares.

This Announcement has been issued by AIBC and is the sole responsibility of AIBC.

Davy, which is authorised by the Irish Financial Regulator, is acting for AIBC in connection with the Placing and no one else and will not regard any other person as its client in relation to the Placing and will not be responsible to anyone other than AIBC for providing the protections afforded to its respective clients nor for providing advice in relation to the Placing or any other matter referred to in this Announcement. Any prospective Placee is recommended to seek its own professional advice.

Past performance is no guide to future performance and persons needing advice should consult an independent financial adviser.

All times and dates in this Announcement may be subject to amendment. Davy shall notify the Placees of any changes.

This Announcement includes 'forward-looking statements'. All statements other than statements of historical fact included in this Announcement, including, without limitation, those regarding the Company's financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to the Company's products), are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause actual results to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding the Company's present and future business strategies and the environment in which the Company will operate in the future. You should not place undue

reliance on
forward-looking statements, which speak only as at the date of this
Announcement. The Company assumes no responsibility to update any of
the
forward-looking statements contained herein.

Ends

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Anglo Irish Bank - Issue of Equity

RNS Number:1748X
Anglo Irish Bank Corp PLC
19 January 2006

ANGLO IRISH BANK CORPORATION PLC

19 January 2006

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO THE UNITED STATES, CANADA, AUSTRALIA OR JAPAN

This announcement does not represent an offer of securities for sale in the United States or Canada, and the securities may not be offered in the United States or Canada absent registration or an exemption from registration. Members of the public are not eligible to take part in the Placing. This announcement (including the terms and conditions in the appendix attached) is directed only at 'qualified investors' within the meaning of Article 2(1) of the Prospectus Directive (Directive 2003/71/EC) ('Qualified Investors') or Investment Professionals (as defined in article 19(5) of the UK Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the 'Order') or persons who fall within article 49(2)(a) to (d) ('high net worth companies, unincorporated associations, etc') of the Order. This announcement must not be acted on or relied on by persons who are not either Investment Professionals or persons who fall within article 49(2)(a) to (d) of the Order.

Anglo Irish Bank Corporation plc ('AIBC')
Result of Placing

Further to the announcement ('Announcement') made earlier today regarding the Placing of new ordinary shares ('Placing Shares') in AIBC, the Placing Price and issue size have now been determined following the successful completion of the bookbuilding process.

The Placing Price was set at Euro12.40 cent per Placing Share and 33,566,275 Placing Shares will be issued.

Based on the Placing Price, the gross proceeds receivable by AIBC are Euro416.2 million. The Placing Shares being issued represent 5 per cent of AIBC's issued ordinary share capital as at 28 January 2005.

Application has been made for, and the Placing is conditional on, inter alia, admission of the Placing Shares to listing on the Official Lists of the Irish Stock Exchange and of the UK Listing Authority and to admission to trading on the London Stock Exchange's main market for listed securities (together ' Admission'). It is expected that Admission will become effective and dealings will commence in the Placing Shares on 26 January 2006.

David Drumm, Group Chief Executive, said 'We are delighted with the positive response to the Placing. The issue was placed with over 120 new and existing, Irish and international institutional investors, and increases ordinary equity shareholders' funds by 25%, from Euro1.7 billion to Euro2.1 billion. This Placing further strengthens the Bank's capital base, positioning us well to take advantage of future organic growth opportunities in each of our core markets.'

Contacts:

Anglo Irish Bank Corporation plc
Ph: +353 1 616 2001

David Drumm, Group Chief Executive
Willie McAteer, Group Finance Director
Matt Moran, Chief Financial Officer

Davy

Ph: +353 1 679 7788

Kyran McLaughlin, Head of Capital Markets

Drury Communications
Ph: +353 1 260 5000

Billy Murphy

Defined terms in this announcement have, unless the context otherwise requires, the same meaning given to them in the Announcement.

This announcement has been issued by and is the sole responsibility of AIBC.

Davy is acting exclusively for AIBC in connection with the Placing and no-one else and will not be responsible to anyone other than AIBC for providing the protections afforded to its respective clients, or for giving advice in relation to the Placing or any other matter referred to in this announcement.

This announcement is for information purposes only and does not constitute an offer or an invitation to acquire or dispose of any securities or investment advice in any jurisdiction. Without limitation to the foregoing, this announcement does not constitute an offer to sell or issue or the solicitation of an offer to buy or acquire any securities in the capital of AIBC in the United States, Canada, Australia or Japan or any jurisdiction in which such an offer or solicitation is unlawful and should not be relied upon in connection with any decision to acquire the Placing Shares or any other securities in the capital of AIBC. The Placing Shares have not been and will not be registered under the US Securities Act of 1933 as amended (the 'Securities Act') or under the securities laws of any state of the United States and may not be offered or sold within the United States unless they are registered with the US Securities and Exchange Commission or an exemption from registration is available. No public offering of the Placing Shares will be made in the United States or elsewhere.

The distribution of this announcement and the Placing may be restricted by law in certain other jurisdictions. No action has been taken by AIBC or Davy that would permit an offer of the Placing Shares or possession or

distribution of
this announcement or any other offering or publicity material
relating to such
Placing Shares in any jurisdiction where action for that purpose is
required.
Persons into whose possession this announcement comes are required
by AIBC or
Davy to inform themselves about and to observe any such restrictions.

Ends

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Anglo Irish Bank - Annual Information Update

RNS Number:1906X
Anglo Irish Bank Corp PLC
19 January 2006

ANGLO IRISH BANK CORPORATION PLC (22045)

ANNUAL INFORMATION UPDATE (AIU)

19th January 2006

In compliance with

Part 11 of the Prospectus (Directive 2003/71/EC) Regulations 2005 (S.I No. 324 of 2005)

Introduction

Anglo Irish Bank Corporation plc published its Annual Report on the 19th December, 2005 and is therefore submitting its AIU to the Exchange as required under Part 11 of the Prospectus (Directive 2003/71/EC) Regulations 2005 (S.I No. 324 of 2005). We are publishing the AIU via an RNS announcement today and making it available in the Investor Relations section on our website at www.angloirishbank.com

1. Chronological list of Announcements and Filings

The following is a list of all announcements and filings made under the rules of the ISE, and the UKLA.

ISE/UKLA Filings

19/01/2006	Issue of Equity
19/01/2006	Issue of Equity
17/01/2006	Director/PDMR Shareholding
17/01/2006	Director/PDMR Shareholding
17/01/2006	Director/PDMR Shareholding
14/12/2005	Brochure of Particulars
12/12/2005	Director/PDMR Shareholding
12/12/2005	Director/PDMR Shareholding
12/12/2005	Director/PDMR Shareholding
12/12/2005	Director/PDMR Shareholding
12/12/2005	Director/PDMR Shareholding
12/12/2005	Director/PDMR Shareholding
08/12/2005	Director/PDMR Shareholding
08/12/2005	Director/PDMR Shareholding
08/12/2005	Director/PDMR Shareholding
08/12/2005	Director/PDMR Shareholding
08/12/2005	Director/PDMR Shareholding
08/12/2005	Director/PDMR Shareholding
08/12/2005	Dividend Declaration
05/12/2005	Director/PDMR Shareholding
01/12/2005	Brochure of Particulars
23/11/2005	Final Results
18/11/2005	Notice of Results
04/11/2005	Block Listing
20/10/2005	Holding in Company
07/09/2005	Directorate Change
26/08/2005	Director/PDMR Shareholding
19/07/2005	Director/PDMR Shareholding
19/07/2005	Director/PDMR Shareholding
19/07/2005	Director/PDMR Shareholding
19/07/2005	Director/PDMR Shareholding
19/07/2005	Director/PDMR Shareholding
19/07/2005	Director/PDMR Shareholding
19/07/2005	Director/PDMR Shareholding
19/07/2005	Director/PDMR Shareholding
19/07/2005	Director/PDMR Shareholding
19/07/2005	Director/PDMR Shareholding
19/07/2005	Director/PDMR Shareholding
19/07/2005	Director/PDMR Shareholding
19/07/2005	Director/PDMR Shareholding
11/07/2005	Brochure of Particulars
29/06/2005	Director Shareholding
19/05/2005	Dividend Declaration
04/05/2005	Interim Results
28/04/2005	Block Listing Review
22/04/2005	Notice of Results
20/04/2005	Brochure of Particulars - Amend
20/04/2005	Brochure of Particulars
04/04/2005	Capital Reorganisation
30/03/2005	Director Shareholding
23/03/2005	Director Shareholding
10/03/2005	Schedule 5
03/03/2005	Director Shareholding
01/03/2005	Director Shareholding
24/02/2005	Listing Particulars
15/02/2005	Director Shareholding
15/02/2005	Director Shareholding

15/02/2005	Director Shareholding
15/02/2005	Director Shareholding
15/02/2005	Director Shareholding
15/02/2005	Director Shareholding
15/02/2005	Director Shareholding
15/02/2005	Director Shareholding
15/02/2005	Director Shareholding
15/02/2005	Director Shareholding
01/02/2005	Director Shareholding
01/02/2005	Brochure of Particulars
28/01/2005	AGM Statement
09/12/2005	Dividend Declaration
06/12/2004	Director Shareholding
06/12/2004	Director Shareholding
06/12/2004	Director Shareholding
06/12/2004	Director Shareholding
06/12/2004	Director Shareholding
02/12/2004	Directorate Change
30/11/2004	Director Shareholding
25/11/2004	Director Shareholding
24/11/2004	Director Shareholding
24/11/2004	Final Results
19/11/2004	Notice of Results
17/11/2004	Directorate Change
26/10/2004	Director Declaration
12/10/2004	Directorate Change
06/10/2004	Director Declaration

Copies of the documents published via RNS may be obtained from the Regulatory News Service provided by the London Stock Exchange and any related documents are available at the UKLA's Document Viewing Facility, Financial Services Authority, 25 The North Colonade, Canary Wharf, London, E14 5HS.

Copies can also be located on the Company's website.

2. Documents filed at the Companies Registration Office

18/01/2006	B5N - Allotment of Shares
18/01/2006	B5N - Allotment of Shares
18/01/2006	B5N - Allotment of Shares
18/01/2006	B5N - Allotment of Shares
18/01/2006	B5N - Allotment of Shares
18/01/2006	B5N - Allotment of Shares
18/01/2006	B5N - Allotment of Shares
18/01/2006	B5N - Allotment of Shares
13/01/2006	B10 - Change in Director
19/12/2005	B5N - Allotment of Shares
19/12/2005	B5N - Allotment of Shares
12/12/2005	B5N - Allotment of Shares
12/12/2005	B5N - Allotment of Shares
12/12/2005	B5N - Allotment of Shares

16/11/2005	B5N - Allotment of Shares
16/11/2005	B5N - Allotment of Shares
16/11/2005	B5N - Allotment of Shares
25/10/2005	B5N - Allotment of Shares
25/10/2005	B5N - Allotment of Shares
03/10/2005	B5N - Allotment of Shares
03/10/2005	B5N - Allotment of Shares
03/10/2005	B5N - Allotment of Shares
03/10/2005	B5N - Allotment of Shares
03/10/2005	B5N - Allotment of Shares
03/10/2005	B5N - Allotment of Shares
23/09/2005	B5N - Allotment of Shares
16/09/2005	B5N - Allotment of Shares
09/09/2005	B5N - Allotment of Shares
31/08/2005	B5N - Allotment of Shares
11/08/2005	B5N - Allotment of Shares
05/08/2005	B5N - Allotment of Shares
05/08/2005	B5N - Allotment of Shares
22/07/2005	B5N - Allotment of Shares
22/07/2005	B5N - Allotment of Shares
22/07/2005	B5N - Allotment of Shares
20/07/2005	B18 - Registration of a Prospectus
15/07/2005	B5N - Allotment of Shares
15/07/2005	B5N - Allotment of Shares
15/07/2005	B5N - Allotment of Shares
15/07/2005	B5N - Allotment of Shares
06/07/2005	B5N - Allotment of Shares
22/06/2005	B5N - Allotment of Shares
31/05/2005	B5N - Allotment of Shares
31/05/2005	Notice of Increase in Nominal Capital
24/05/2005	B5N - Allotment of Shares
28/04/2005	B7 - Notice of Sub-Division of Shares
28/04/2005	G2 - Ordinary Resolution
28/04/2005	G1 - Special Resolution
28/04/2005	Amended Memorandum and Articles of Association
18/04/2005	B5N - Allotment of Shares
18/04/2005	B5N - Allotment of Shares
18/04/2005	B5N - Allotment of Shares
03/03/2005	B5N - Allotment of Shares
03/03/2005	B5N - Allotment of Shares
23/02/2005	B1- Annual Return
23/02/2005	B18 - Registration of a Prospectus
23/02/2005	Account Details
17/02/2005	B5N - Allotment of Shares
17/02/2005	B5N - Allotment of Shares
17/02/2005	B5N - Allotment of Shares
17/02/2005	B5N - Allotment of Shares
14/02/2005	B10 - Change in Director
14/02/2005	B10 - Change in Director
28/01/2005	B5N - Allotment of Shares
28/01/2005	B5N - Allotment of Shares
28/01/2005	B5N - Allotment of Shares
28/01/2005	B5N - Allotment of Shares
28/01/2005	B5N - Allotment of Shares
24/01/2005	B5N - Allotment of Shares
24/01/2005	B5N - Allotment of Shares
24/01/2005	B5N - Allotment of Shares
04/01/2005	B10 - Change in Director
08/12/2004	B5N - Allotment of Shares

29/11/2004	B10- Change in Director
01/11/2004	B5N - Allotment of Shares
13/10/2004	B10 - Change in Director
06/10/2004	B5N - Allotment of Shares
06/10/2004	B5N - Allotment of Shares

Copies of these documents can be located from the Companies Registration Office website at www.cro.ie

3. Documents filed with the Securities and Exchange Commission

The company has submitted all of the above filings to the Securities and Exchange Commission by virtue of having American Depositary Shares.

4. Accuracy of the Information

It is acknowledged that whilst the information referred to above was up to date at the time of publication, such disclosures may, at any time, become out of date due to changing circumstances.

Further information regarding the Company and its activities is available at www.angloirishbank.com

Bernard Daly

Group Company Secretary

Anglo Irish Bank Corporation plc

Tel: 00353 01 6162503

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Anglo Irish Bank - Directorate Change

RNS Number:5404X
Anglo Irish Bank Corp PLC
27 January 2006

Board Appointment at Anglo Irish Bank

At a Board Meeting yesterday (26th January 2006), and as previously indicated, Declan Quilligan was co-opted to the Board of Anglo Irish Bank Corporation plc as an Executive Director. He was appointed Chief Executive of the Group's UK Operations on 1st January 2006.

-ends-

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Anglo Irish Bank - AGM Statement

RNS Number:5432X
Anglo Irish Bank Corp PLC
27 January 2006

Chairman's Address

Annual General Meeting, 27 January 2006

Anglo Irish Bank had an impressive year with your Group producing its best results to date. Our focused strategy and business model continue to deliver.

The performance highlights for the period include:

Profitability

* Pre-tax profits of Euro685 million, an increase of 36%

* Record EPS of 73.21 cent, an increase of 28%

Shareholder Value

* Return on ordinary equity of 34%

* 20% increase in ordinary dividends to 13.54 cent per share

Operational Performance

* Record growth in lending of Euro9.8 billion, an increase of 40%

* Excellent asset quality with non-performing loans representing 0.54% of closing loan balances

* Total funding increased by 43% to Euro41.7 billion

* Employee numbers grew to 1,411, a 17% increase year-on-year

* Cost income ratio highly efficient at 27%

Your Bank's performance in 2005 culminates in a five-year total shareholder return in excess of 800%, making it the leader amongst its peers.

The scale of opportunities available to the Bank remains very significant and I believe the Bank will take full advantage of these opportunities, thereby delivering strong returns in the future for you our shareholders.

Operations

Business Lending

Focused business lending remains the Bank's core activity and key profit driver.
The 2005 results are driven by record net loan growth of Euro9.8 billion, bringing year-end loan balances to Euro34.4 billion.

This record performance was achieved right across our chosen markets and sectors. Lending margins remained stable. Asset quality remains a cornerstone of our lending strategy and this was reflected in non-performing loans representing just 0.54% of year-end loans.

Treasury

Our Treasury Division had an exceptional year. It continued to provide a strong and well-diversified funding base to facilitate the Bank's controlled asset growth and also generated record fee income through Corporate Treasury Sales.

Total funding increased by a record Euro12.5 billion on a constant currency basis to Euro41.7 billion, an increase of 43%. Retail and corporate customer deposits increased 29% to Euro25.2 billion demonstrating the inherent ability of the Bank to deliver in such a competitive environment.

Wealth Management

Wealth Management had an excellent year with a particularly strong performance
by our Irish Private Bank. The growth potential of this business is significant.

Dividend

Your Board recommends a final ordinary dividend of 9.03 cent per share, bringing
the total dividends for the year to 13.54 cent, an increase of 20% and will be
paid, subject to your approval, on 13 February 2006. Dividend cover remains
strong at 5.4 times.

Capital

The Bank maintains a strong capital base. Record profit retentions in the year
brought the Bank's ordinary equity to Euro1.7 billion. In the period since
September 2004 the Bank further enhanced its capital by issuing over Euro1 billion
of Tier 1 eligible securities.

Last week, the Bank raised in excess of Euro416 million through the placement of
approximately 33.6 million new ordinary equity shares. The issue, equivalent to
5% of the Bank's ordinary share capital, was placed with over 120 new and
existing Irish and international institutional investors and was more than four
times oversubscribed. This placing positions us well to take advantage of
future organic growth opportunities in each of our core markets.

People

Our success is firmly based upon the skill, professionalism and commitment of
our people. On behalf of all stakeholders, I thank them for once again
delivering such strong results this year.

Board

John Rowan resigned from the Bank at the end of 2005, having joined the Group in
1985 and being appointed to the Board in 1998. Over the last 20 years John has
played a very significant role in successfully building our business in the UK

and in the overall management of the Group. On behalf of the Board, and you the shareholders, I thank John for all he has given to Anglo Irish Bank and wish him every success for the future.

Declan Quilligan has replaced John and I have great pleasure in welcoming Declan to your Board.

This year was one of significant management change throughout the Group. We are delighted that, under David Drumm's leadership, transition has been completed so successfully.

Strategy

The Bank is well positioned and the fundamentals of our business model and strategy remain as relevant today as ever before. Business lending will continue to be the key driver of the Group's growth. We will seek to further deepen our lending franchise with new and existing clients in Ireland, the UK and North America.

The success of our Treasury Division provides an excellent platform to deliver the Group's funding needs, whilst also providing a highly efficient and valuable source of revenue diversification. The complimentary fit of our Wealth Management Division with the Bank's operations is compelling.

Given the considerable opportunities available to us in our key markets the Board's strategy continues to be centred on organic growth.

Outlook

Your Board is confident of the Group's future prospects. A talented management team is in place bringing an energy and drive that will continue the Bank's progress and robust growth.

I am pleased to report strong trading for the quarter just ended and I confidently expect this trend to continue throughout 2006.

Sean FitzPatrick

Chairman

27 January 2006

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Anglo Irish Bank - Brochure of Particulars

RNS Number:7448X
Anglo Irish Bank Corp PLC
01 February 2006

ANGLO IRISH BANK CORPORATION PLC

BROCHURE OF PARTICULARS

FINAL DIVIDEND 2005

Application has been made to the Irish Stock Exchange and the UK Listing Authority for the admission of 1,866,343 ordinary shares of nominal value of Euro0.16 each in the capital of Anglo Irish Bank Corporation plc to be admitted to the Official List of the Irish Stock Exchange and the UK Listing Authority.
Application has also been made to the Irish Stock Exchange and the London Stock Exchange for these shares to be admitted to trading. These shares have been issued pursuant to the Anglo Irish Bank Corporation plc Scrip Dividend Scheme dated December 1997.

Such admission is expected to become effective and dealings to commence on these shares on 13th February 2006.

31st January 2006

This announcement has been issued through the Companies Announcement Service of

the Irish Stock Exchange.

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Anglo Irish Bank - Director Declaration

RNS Number:8114X
Anglo Irish Bank Corp PLC
02 February 2006

For Immediate Release - Thursday, 2nd February 2006

Listing Rule 6.6.13

In connection with the recent appointment of Mr. Declan Quilligan to the Board of Anglo Irish Bank Corporation plc, there are no details to be notified to the Company Announcements Office pursuant to paragraph 6.6.13 of the Listing Rules.

-ends-

Bernard Daly

Group Company Secretary

Anglo Irish Bank Corporation plc

This information is provided by RNS
The company news service from the London Stock Exchange

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Anglo Irish Bank - Result of AGM

RNS Number:8855X
Anglo Irish Bank Corp PLC
03 February 2006

Anglo Irish Bank Corporation plc - Results of AGM

Results of Annual General Meeting 2006

Following the Annual General Meeting of the Company, which was held on 27 January 2006, the Board is pleased to announce that all resolutions put to shareholders were passed, on a show of hands, including the special resolutions.

Full details of the resolutions can be found in the Notice of Annual General Meeting which can be obtained from the Company's registered office.

Voting:

Ordinary Resolutions	Votes for	Votes against	Abstained
No 1	315,553,398	2,452	1,732,943
No 2	317,013,268	0	275,525
No 3 (a)	316,186,970	826,298	275,525
No 3 (b)	301,670,990	14,978,478	624,915
No 3 (c)	311,930,331	5,082,937	275,525

No 4 307,948,651 356,554
8,969,178

No 5 314,621,759 2,391,509
275,525

Special Resolutions

No 6 316,865,605 55,94[illegible]
367,245

No 7 312,614,744 4,506,[illegible]
367,245

No 8 314,502,847 2,418,701
367,245

Bernard Daly

Group Company Secretary

Anglo Irish Bank Corporation plc

Tel: 00353 01 6162503

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Anglo Irish Bank - Document Availability

RNS Number:2635Y
Anglo Irish Bank Corp PLC
10 February 2006

DOCUMENT AVAILABILITY

Anglo Irish Bank Corporation plc

- Scrip Dividend Election Offer Form.

A copy of the above document issued by Anglo Irish Bank Corporation plc is being submitted to the Irish Stock Exchange and the UK Listing Authority, and will shortly be available for inspection at the following locations:

1. Company Announcements Office

Irish Stock Exchange
28 Anglesea Street
Dublin 2
Ireland

Tel: + 353 1 6174200

2. Financial Services Authority

25 The North Colonnade
Canary Wharf
London E14 5HS
United Kingdom

Tel: + 44 207 066 1000

Bernard Daly

Group Company Secretary
Anglo Irish Bank Corporation plc

Tel: +353 1 6162503

Date: 10 February 2006

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Anglo Irish Bank - Director/PDMR Shareholding

RNS Number:3971Y
Anglo Irish Bank Corp PLC
14 February 2006

SCHEDULE 11

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

This form is intended for use by an issuer to make a RIS notification required by the Market Abuse Rules and section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990.

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should

complete the boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

All relevant boxes should be completed in block capital letters

1 Name of the Issuer 2 State whether the notification relates to:

Anglo Irish Bank Corporation plc (i) a transaction notified in accordance with Market Abuse Rules;

(ii) a disclosure made in accordance with section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or

(iii) both (i) and (ii).

Both (i) and (ii) and pursuant to Disclosure Rule 3.1.4 (1) (a) and 3.1.4 (1) (b)

3 Name of person discharging managerial responsibilities/director 4 State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

David Drumm Director named in 3

5 Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest 6 Description of shares (including class) debentures or derivatives or financial instruments relating to shares

Ordinary shares of Euro0.16 each

Director named in 3 above

7 Name of registered shareholder(s) and, if more than one, number of shares held by each of them 8 State the nature of the transaction

Beneficial Acquisition of shares pursuant to Scrip Dividend Offer

David Drumm - 73,814 shares

Anglo Irish Bank (Nominees) Ltd
A/C 359 - 4,901 shares

Anglo Irish Bank Nominees Limited
A/C 722 - 100,385 shares

Chase Nominees Limited - 427 shares

9 Number of shares, debentures or 10 Percentage of issued
class acquired (treasury shares of that class
financial instruments relating to should not be taken into
account when calculating percentage)
shares acquired

0.0002%

1,093 shares

11 Number of shares, debentures or 12 Percentage of issued
class disposed (treasury shares of that class
financial instruments relating to should not be taken into
account when calculating percentage)
shares disposed

N/A

N/A

13 Price per share or value of 14 Date and place of
transaction
transaction

13 February 2006 - Dublin

Euro11.771109

15 Total holding following notification 16 Date issuer informed of
transaction
and total percentage holding
following notification (any treasury 13 February 2006
shares should not be taken into
account when calculating percentage)

180,620 shares - 0.03%

If a person discharging managerial responsibilities has been granted
options by
the issuer, complete the following boxes:

17 Date of grant
18 Period during which or date on which it can

be exercised

19 Total amount paid (if any) for grant
20 Description of shares or debentures involved
of the
option (class and number)

21 Exercise price (if fixed at time of
22 Total number of shares or debentures over

grant) or indication that the
price which options are held following
is to be fixed at the time
of notification
exercise

23 Any additional information
24 Name of contact and telephone number for

queries

Bernard Daly - 00 353 1 616 2503

Name and signature of duly designated officer of issuer responsible for making
notification

Bernard Daly - Group Company Secretary

Date of notification: 14 February 2006

This information is provided by RNS
The company news service from the London Stock Exchange
END

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Anglo Irish Bank - Director/PDMR Shareholding

RNS Number:3987Y
Anglo Irish Bank Corp PLC
14 February 2006

SCHEDULE 11

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

This form is intended for use by an issuer to make a RIS notification required by the Market Abuse Rules and section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990.

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in

respect of a
financial instrument relating to the shares of the issuer (other than a
debenture) should complete the boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

All relevant boxes should be completed in block capital letters

1 Name of the Issuer 2 State whether the notification relates to:

Anglo Irish Bank Corporation plc (i) a transaction notified in accordance with Market Abuse Rules;

(ii) a disclosure made in accordance with section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or

(iii) both (i) and (ii).

Both (i) and (ii) and pursuant to Disclosure Rule

3.1.4 (1) (b)

3 Name of person discharging managerial 4 State whether notification relates to a person connected with a person
responsibilities/director discharging managerial responsibilities/director named in 3 and identify the connected person

Lar Bradshaw

Director named in 3

5 Indicate whether the notification is 6 Description of shares (including class) debentures or derivatives or
in respect of a holding of the person financial instruments relating to shares
referred to in 3 or 4 above or in
respect of a non-beneficial interest Ordinary shares of Euro0.16 each

Director named in 3 above

7 Name of registered shareholder(s) 8 State the nature of the transaction
and, if more than one, number of
shares held by each of them Beneficial Acquisition of shares pursuant to Scrip Dividend Offer

Chase Nominees Limited - 50,331
shares

9 Number of shares, debentures or 10 Percentage of issued class acquired (treasury shares of that class

financial instruments relating to should not be taken into account when calculating percentage)
shares acquired

0.00004%

308 shares

11 Number of shares, debentures or 12 Percentage of issued class disposed (treasury shares of that class
financial instruments relating to should not be taken into account when calculating percentage)
shares disposed

N/A

N/A

13 Price per share or value of 14 Date and place of transaction
transaction

13 February 2006 - Dublin

Euro11.771109

15 Total holding following notification 16 Date issuer informed of transaction
and total percentage holding
following notification (any treasury 13 February 2006
shares should not be taken into
account when calculating percentage)

50,639 shares - 0.007%

If a person discharging managerial responsibilities has been granted options by
the issuer, complete the following boxes:

17 Date of grant
18 Period during which or date on which it can

be exercised

19 Total amount paid (if any) for grant
20 Description of shares or debentures involved
of the
option (class and number)

21 Exercise price (if fixed at time of
22 Total number of shares or debentures over
grant) or indication that the
price which options are held following
is to be fixed at the time
of notification
exercise

23 Any additional information
24 Name of contact and telephone number for

queries

Bernard Daly - 00 353 1 616 2503

Name and signature of duly designated officer of issuer responsible for making notification

Bernard Daly - Group Company Secretary

Date of notification: 14 February 2006

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Anglo Irish Bank - Director/PDMR Shareholding

RNS Number:3994Y
Anglo Irish Bank Corp PLC
14 February 2006

SCHEDULE 11

Notification of Transactions of Directors/Persons Discharging Managerial
Responsibility and Connected Persons

This form is intended for use by an issuer to make a RIS notification required by the Market Abuse Rules and section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990.

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in

respect of a
financial instrument relating to the shares of the issuer (other than a
debenture) should complete the boxes 1 to 4, 6, 8, 9, 11, 13, 14,
16, 23 and 24.

All relevant boxes should be completed in block capital letters

1 Name of the Issuer 2 State whether the
notification relates to:

Anglo Irish Bank Corporation plc (i) a transaction
notified in accordance with Market Abuse Rules;

(ii) a disclosure made
in accordance with section 53 (as extended by
section 64 of the
Companies Act 1990) or entered into the issuer's
register in accordance
with section 59 of the Companies Act 1990; or

(iii) both (i) and (ii).

Both (i) and (ii) and
pursuant to Disclosure Rule

3.1.4 (1) (b)

3 Name of person discharging managerial 4 State whether
notification relates to a person connected with a person
responsibilities/director discharging managerial
responsibilities/director named in 3 and identify
the connected person

Patrick Wright

Director named in 3

5 Indicate whether the notification is 6 Description of shares
(including class) debentures or derivatives or
in respect of a holding of the person financial instruments
relating to shares
referred to in 3 or 4 above or in
respect of a non-beneficial interest Ordinary shares of
Euro0.16 each

Director named in 3 above

7 Name of registered shareholder(s) 8 State the nature of the
transaction
and, if more than one, number of
shares held by each of them Beneficial Acquisition
of shares pursuant to Scrip Dividend Offer

Chase Nominees Limited - 381,570
shares

9 Number of shares, debentures or 10 Percentage of issued

class acquired (treasury shares of that class
financial instruments relating to should not be taken into
account when calculating percentage)
shares acquired
0.0003%

2,341 shares

11 Number of shares, debentures or 12 Percentage of issued
class disposed (treasury shares of that class
financial instruments relating to should not be taken into
account when calculating percentage)
shares disposed
N/A

N/A

13 Price per share or value of 14 Date and place of
transaction
transaction
13 February 2006 - Dublin

Euro11.771109

15 Total holding following notification 16 Date issuer informed of
transaction
and total percentage holding
following notification (any treasury 13 February 2006
shares should not be taken into
account when calculating percentage)

383,911 shares - 0.05%

If a person discharging managerial responsibilities has been granted
options by
the issuer, complete the following boxes:

17 Date of grant
18 Period during which or date on which it can

be exercised

19 Total amount paid (if any) for grant
20 Description of shares or debentures involved
of the
option (class and number)

21 Exercise price (if fixed at time of
22 Total number of shares or debentures over
grant) or indication that the
price which options are held following
is to be fixed at the time
of notification
exercise

23 Any additional information
24 Name of contact and telephone number for

queries

Bernard Daly - 00 353 1 616 2503

Name and signature of duly designated officer of issuer responsible for making notification

Bernard Daly - Group Company Secretary

Date of notification: 14 February 2006

This information is provided by RNS
The company news service from the London Stock Exchange

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Anglo Irish Bank - Director/PDMR Shareholding

RNS Number:3995Y
Anglo Irish Bank Corp PLC
14 February 2006

SCHEDULE 11

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

This form is intended for use by an issuer to make a RIS notification required by the Market Abuse Rules and section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990.

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete the boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

All relevant boxes should be completed in block capital letters

1 Name of the Issuer 2 State whether the notification relates to:

Anglo Irish Bank Corporation plc (i) a transaction notified in accordance with Market Abuse Rules;

(ii) a disclosure made in accordance with section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or

(iii) both (i) and (ii).

Both (i) and (ii) and pursuant to Disclosure Rule 3.1.4 (1) (b)

3 Name of person discharging managerial responsibilities/director 4 State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

Gary McGann

Director named in 3

5 Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest 6 Description of shares (including class) debentures or derivatives or financial instruments relating to shares

Director named in 3 above

Ordinary shares of Euro0.16 each

7 Name of registered shareholder(s) and, if more than one, number of shares held by each of them 8 State the nature of the transaction

Beneficial Acquisition of shares pursuant to Scrip Dividend Offer

Chase Nominees Limited - 100,630 shares

9 Number of shares, debentures or financial instruments relating to shares acquired 10 Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

617 shares 0.00009%

11 Number of shares, debentures or 12 Percentage of issued
class disposed (treasury shares of that class
financial instruments relating to should not be taken into
account when calculating percentage)
shares disposed

N/A

N/A

13 Price per share or value of 14 Date and place of
transaction
transaction

13 February 2006 - Dublin

Euro11.771109

15 Total holding following notification 16 Date issuer informed of
transaction
and total percentage holding
following notification (any treasury 13 February 2006
shares should not be taken into
account when calculating percentage)

101,247 shares - 0.014%

If a person discharging managerial responsibilities has been granted options by
the issuer, complete the following boxes:

17 Date of grant
18 Period during which or date on which it can

be exercised

19 Total amount paid (if any) for grant
20 Description of shares or debentures involved
of the
option (class and number)

21 Exercise price (if fixed at time of
22 Total number of shares or debentures over
grant) or indication that the
price which options are held following
is to be fixed at the time
of notification
exercise

23 Any additional information
24 Name of contact and telephone number for

queries

Bernard Daly - 00 353 1 616 2503

Name and signature of duly designated officer of issuer responsible for making notification

Bernard Daly - Group Company Secretary

Date of notification: 14 February 2006

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Anglo Irish Bank - Director/PDMR Shareholding

RNS Number:4000Y
Anglo Irish Bank Corp PLC
14 February 2006

SCHEDULE 11

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

This form is intended for use by an issuer to make a RIS notification required by the Market Abuse Rules and section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990.

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in

respect of a
financial instrument relating to the shares of the issuer (other than a
debenture) should complete the boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

All relevant boxes should be completed in block capital letters

1 Name of the Issuer 2 State whether the notification relates to:

Anglo Irish Bank Corporation plc (i) a transaction notified in accordance with Market Abuse Rules;

(ii) a disclosure made in accordance with section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or

(iii) both (i) and (ii).

Both (i) and (ii) and pursuant to Disclosure Rule 3.1.4 (1) (b)

3 Name of person discharging managerial responsibilities/director 4 State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

Fintan Drury

Director named in 3

5 Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest 6 Description of shares (including class) debentures or derivatives or financial instruments relating to shares

Ordinary shares of Euro0.16 each

Director named in 3 above

7 Name of registered shareholder(s) and, if more than one, number of shares held by each of them 8 State the nature of the transaction

Beneficial Acquisition of shares pursuant to Scrip Dividend Offer

Chase Nominees Limited - 52,816 shares

9 Number of shares, debentures or 10 Percentage of issued

class acquired (treasury shares of that class
financial instruments relating to should not be taken into
account when calculating percentage)
shares acquired
0.00005%

324 shares

11 Number of shares, debentures or 12 Percentage of issued
class disposed (treasury shares of that class
financial instruments relating to should not be taken into
account when calculating percentage)
shares disposed
N/A

N/A

13 Price per share or value of 14 Date and place of
transaction
transaction
13 February 2006 - Dublin

Euro11.771109

15 Total holding following notification 16 Date issuer informed of
transaction
and total percentage holding
following notification (any treasury 13 February 2006
shares should not be taken into
account when calculating percentage)

53,140 shares - 0.007%

If a person discharging managerial responsibilities has been granted
options by
the issuer, complete the following boxes:

17 Date of grant
18 Period during which or date on which it can

be exercised

19 Total amount paid (if any) for grant
20 Description of shares or debentures involved
of the
option (class and number)

21 Exercise price (if fixed at time of
22 Total number of shares or debentures over
grant) or indication that the
price which options are held following
is to be fixed at the time
of notification
exercise

23 Any additional information
24 Name of contact and telephone number for

queries

Bernard Daly - 00 353 1 616 2503

Name and signature of duly designated officer of issuer responsible for making notification

Bernard Daly - Group Company Secretary

Date of notification: 14 February 2006

This information is provided by RNS
The company news service from the London Stock Exchange

END

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ANGLO IRISH BANK

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Anglo Irish Bank - Director/PDMR Shareholding

RNS Number:4002Y
Anglo Irish Bank Corp PLC
14 February 2006

SCHEDULE 11

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

This form is intended for use by an issuer to make a RIS notification required by the Market Abuse Rules and section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990.

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in

respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete the boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

All relevant boxes should be completed in block capital letters

1	Name of the Issuer	2	State whether the notification relates to:
	Anglo Irish Bank Corporation plc		(i) a transaction notified in accordance with Market Abuse Rules;
			(ii) a disclosure made in accordance with section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or
			(iii) both (i) and (ii).
			Both (i) and (ii) and pursuant to Disclosure Rule 3.1.4 (1)(b)

3	Name of person discharging managerial responsibilities/ director Patricia Jamal	4	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person Director named in 3
5	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest Director named in 3 above	6	Description of shares (including class) debentures or derivatives or financial instruments relating to shares Ordinary shares of Euro0.16 each
7	Name of registered shareholder (s) and, if more than one, number of shares held by each of them Chase Nominees Limited - 30,471 shares	8	State the nature of the transaction Beneficial Acquisition of shares pursuant to Scrip Dividend Offer
9	Number of shares, debentures or financial instruments relating to shares acquired	10	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating

	percentage)		
	187 shares		0.00003%
11	Number of shares, debentures or financial instruments relating to shares disposed	12	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)
	N/A		N/A
13	Price per share or value of transaction	14	Date and place of transaction
	Euro11.771109		13 February 2006 - Dublin
15	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)	16	Date issuer informed of transaction
	30,658 shares - 0.004%		13 February 2006

If a person discharging managerial responsibilities has been granted options by the issuer, complete the following boxes:

17	Date of grant	18	Period during which or date on which it can be exercised
19	Total amount paid (if any) for grant of the option	20	Description of shares or debentures involved (class and number)
21	Exercise price (if fixed at time of grant) or indication that the price is to be fixed at the time of exercise	22	Total number of shares or debentures over which options are held following notification
23	Any additional information	24	Name of contact and telephone number for queries Bernard Daly - 00 353 1 616 2503

Name and signature of duly designated officer of issuer responsible for making notification Bernard Daly - Group Company Secretary

```
|
        |
|Date of notification: 14 February
2006                                        |
+-----------------------------------------------------------------------
--------+
```

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Anglo Irish Bank - Director/PDMR Shareholding

RNS Number:4006Y
Anglo Irish Bank Corp PLC
14 February 2006

SCHEDULE 11

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

This form is intended for use by an issuer to make a RIS notification required by the Market Abuse Rules and section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990.

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in

respect of a
financial instrument relating to the shares of the issuer (other than a
debenture) should complete the boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

All relevant boxes should be completed in block capital letters

1 Name of the Issuer

Anglo Irish Bank Corporation plc

2 State whether the notification relates to:

(i) a transaction notified in accordance with Market Abuse Rules;

(ii) a disclosure made in accordance with section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or

(iii) both (i) and (ii).

Both (i) and (ii) and pursuant to Disclosure Rule 3.1.4 (1) (a) and 3.1.4 (1) (b)

3 Name of person discharging managerial responsibilities/director

Tom Browne

4 State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

Director named in 3

5 Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

Director named in 3 above

6 Description of shares (including class) debentures or derivatives or financial instruments relating to shares

Ordinary shares of Euro0.16 each

7 Name of registered shareholder(s) and, if more than one, number of shares held by each of them

Tom Browne - 3,774
A&L Goodbody A/C - 871,328
Anglo Irish Bank (Nominees) Ltd

8 State the nature of the transaction

Beneficial Acquisition of shares pursuant to Scrip Dividend Offer

A/C 359 - 4,901 shares

9 Number of shares, debentures or 10 Percentage of issued
class acquired (treasury shares of that class
financial instruments relating to should not be taken into
account when calculating percentage)
shares acquired

0.0008%

5,393 shares

11 Number of shares, debentures or 12 Percentage of issued
class disposed (treasury shares of that class
financial instruments relating to should not be taken into
account when calculating percentage)
shares disposed

N/A

N/A

13 Price per share or value of 14 Date and place of
transaction
transaction

13 February 2006 - Dublin

Euro11.771109

15 Total holding following notification 16 Date issuer informed of
transaction
and total percentage holding
following notification (any treasury 13 February 2006
shares should not be taken into
account when calculating percentage)

885,396 shares - 0.12%

If a person discharging managerial responsibilities has been granted
options by
the issuer, complete the following boxes:

17 Date of grant
18 Period during which or date on which it can

be exercised

19 Total amount paid (if any) for grant
20 Description of shares or debentures involved
of the
option (class and number)

21 Exercise price (if fixed at time of
22 Total number of shares or debentures over
grant) or indication that the
price which options are held following
is to be fixed at the time
of notification
exercise

23 Any additional information

24 Name of contact and telephone number for queries

Bernard Daly - 00 353 1 616 2503

Name and signature of duly designated officer of issuer responsible for making notification

Bernard Daly - Group Company Secretary

Date of notification: 14 February 2006

This information is provided by RNS
The company news service from the London Stock Exchange

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Anglo Irish Bank - Director/PDMR Shareholding

RNS Number:4009Y
Anglo Irish Bank Corp PLC
14 February 2006

SCHEDULE 11

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

This form is intended for use by an issuer to make a RIS notification required by the Market Abuse Rules and section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990.

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in

respect of a
financial instrument relating to the shares of the issuer (other than a
debenture) should complete the boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

All relevant boxes should be completed in block capital letters

1 Name of the Issuer 2 State whether the notification relates to:

Anglo Irish Bank Corporation plc (i) a transaction notified in accordance with Market Abuse Rules;

(ii) a disclosure made in accordance with section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or

(iii) both (i) and (ii).

Both (i) and (ii) and pursuant to Disclosure Rule 3.1.4 (1) (a) and 3.1.4 (1) (b)

3 Name of person discharging managerial 4 State whether notification relates to a person connected with a person
responsibilities/director discharging managerial responsibilities/director named in 3 and identify the connected person

Declan Quilligan

Director named in 3

5 Indicate whether the notification is 6 Description of shares (including class) debentures or derivatives or
in respect of a holding of the person financial instruments relating to shares
referred to in 3 or 4 above or in
respect of a non-beneficial interest Ordinary shares of Euro0.16 each

Director named in 3 above

7 Name of registered shareholder(s) 8 State the nature of the transaction
and, if more than one, number of
shares held by each of them Beneficial Acquisition of shares pursuant to Scrip Dividend Offer

Declan Quilligan - 48,398
Anglo Irish Bank (Nominees) Ltd
A/C 359 - 4,901 shares

9 Number of shares, debentures or 10 Percentage of issued
class acquired (treasury shares of that class
financial instruments relating to should not be taken into
account when calculating percentage)
shares acquired

0.00004%

320 shares

11 Number of shares, debentures or 12 Percentage of issued
class disposed (treasury shares of that class
financial instruments relating to should not be taken into
account when calculating percentage)
shares disposed

N/A

N/A

13 Price per share or value of 14 Date and place of
transaction
transaction

13 February 2006 - Dublin

Euro11.771109

15 Total holding following notification 16 Date issuer informed of
transaction
and total percentage holding
following notification (any treasury 13 February 2006
shares should not be taken into
account when calculating percentage)

53,619 shares - 0.007%

If a person discharging managerial responsibilities has been granted
options by
the issuer, complete the following boxes:

17 Date of grant
18 Period during which or date on which it can

be exercised

19 Total amount paid (if any) for grant
20 Description of shares or debentures involved
of the
option (class and number)

21 Exercise price (if fixed at time of
22 Total number of shares or debentures over
grant) or indication that the
price which options are held following
is to be fixed at the time
of notification
exercise

23 Any additional information

24 Name of contact and telephone number for

queries

Bernard Daly - 00 353 1 616 2503

Name and signature of duly designated officer of issuer responsible for making notification

Bernard Daly - Group Company Secretary

Date of notification: 14 February 2006

This information is provided by RNS
The company news service from the London Stock Exchange

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Anglo Irish Bank - Director/PDMR Shareholding

RNS Number:4016Y
Anglo Irish Bank Corp PLC
14 February 2006

SCHEDULE 11

Notification of Transactions of Directors/Persons Discharging Managerial
Responsibility and Connected Persons

This form is intended for use by an issuer to make a RIS notification required by the Market Abuse Rules and section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990.

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete the boxes 1 to 4, 6, 8, 9, 11, 13, 14,

16, 23 and 24.

All relevant boxes should be completed in block capital letters

1 Name of the Issuer 2 State whether the notification relates to:

Anglo Irish Bank Corporation plc (i) a transaction notified in accordance with Market Abuse Rules;

(ii) a disclosure made in accordance with section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or

(iii) both (i) and (ii).

Both (i) and (ii) and pursuant to Disclosure Rule 3.1.4 (1) (b)

3 Name of person discharging managerial responsibilities/director 4 State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

Ned Sullivan

Director named in 3

5 Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest 6 Description of shares (including class) debentures or derivatives or financial instruments relating to shares

Ordinary shares of Euro0.16 each

Director named in 3 above

7 Name of registered shareholder(s) and, if more than one, number of shares held by each of them 8 State the nature of the transaction

Beneficial Acquisition of shares pursuant to Scrip Dividend Offer

Chase Nominees Limited - 422,607 shares

9 Number of shares, debentures or financial instruments relating to shares acquired 10 Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.0004%

2,593 shares

11 Number of shares, debentures or 12 Percentage of issued
class disposed (treasury shares of that class
financial instruments relating to should not be taken into
account when calculating percentage)
shares disposed

N/A

N/A

13 Price per share or value of 14 Date and place of
transaction
transaction

13 February 2006 - Dublin

Euro11.771109

15 Total holding following notification 16 Date issuer informed of
transaction
and total percentage holding
following notification (any treasury
shares should not be taken into
account when calculating percentage) 13 February 2006

425,200 shares - 0.06%

If a person discharging managerial responsibilities has been granted
options by
the issuer, complete the following boxes:

17 Date of grant
18 Period during which or date on which it can

be exercised

19 Total amount paid (if any) for grant
20 Description of shares or debentures involved
of the
option (class and number)

21 Exercise price (if fixed at time of
22 Total number of shares or debentures over
grant) or indication that the
price which options are held following
is to be fixed at the time
of notification
exercise

23 Any additional information
24 Name of contact and telephone number for

queries

Bernard Daly - 00 353 1 616 2503

Name and signature of duly designated officer of issuer responsible for making notification

Bernard Daly - Group Company Secretary

Date of notification: 14 February 2006

This information is provided by RNS
The company news service from the London Stock Exchange

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Anglo Irish Bank - Director/PDMR Shareholding

RNS Number:4023Y
Anglo Irish Bank Corp PLC
14 February 2006

SCHEDULE 11

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

This form is intended for use by an issuer to make a RIS notification required by the Market Abuse Rules and section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990.

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete the boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

All relevant boxes should be completed in block capital letters

1 Name of the Issuer 2 State whether the notification relates to:

Anglo Irish Bank Corporation plc (i) a transaction notified in accordance with Market Abuse Rules;

(ii) a disclosure made in accordance with section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or

(iii) both (i) and (ii).

Both (i) and (ii) and pursuant to Disclosure Rule 3.1.4 (1) (a)

3 Name of person discharging managerial responsibilities/director 4 State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

Brian Murphy PDMR named in 3

5 Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest 6 Description of shares (including class) debentures or derivatives or financial instruments relating to shares

PDMR named in 3 above Ordinary shares of Euro0.16 each

7 Name of registered shareholder(s) and, if more than one, number of shares held by each of them 8 State the nature of the transaction

Brian Murphy - 28 shares Beneficial Acquisition of shares pursuant to Scrip Dividend Offer

Anglo Irish Bank (Nominees) Ltd
A/C 359 - 4,901 shares

9 Number of shares, debentures or financial instruments relating to 10 Percentage of issued class acquired (treasury shares of that class should not be taken into

account when calculating percentage)
shares acquired

23 shares 0.000003%

11 Number of shares, debentures or 12 Percentage of issued
class disposed (treasury shares of that class
financial instruments relating to should not be taken into
account when calculating percentage)
shares disposed

N/A

N/A

13 Price per share or value of 14 Date and place of
transaction
transaction

13 February 2006 - Dublin

Euro11.771109

15 Total holding following notification 16 Date issuer informed of
transaction
and total percentage holding
following notification (any treasury
shares should not be taken into
account when calculating percentage)

4,952 shares - 0.0007% 13 February 2006

If a person discharging managerial responsibilities has been granted
options by
the issuer, complete the following boxes:

17 Date of grant
18 Period during which or date on which it can

be exercised

19 Total amount paid (if any) for grant
20 Description of shares or debentures involved
of the
option (class and number)

21 Exercise price (if fixed at time of
22 Total number of shares or debentures over
grant) or indication that the
price which options are held following
is to be fixed at the time
of notification
exercise

23 Any additional information
24 Name of contact and telephone number for

queries

Bernard Daly - 00 353 1 616 2503

Name and signature of duly designated officer of issuer responsible for making notification

Bernard Daly - Group Company Secretary

Date of notification: 14 February 2006

This information is provided by RNS
The company news service from the London Stock Exchange

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Anglo Irish Bank - Director/PDMR Shareholding

RNS Number:4028Y
Anglo Irish Bank Corp PLC
14 February 2006

SCHEDULE 11

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

This form is intended for use by an issuer to make a RIS notification required by the Market Abuse Rules and section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990.

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete the boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

All relevant boxes should be completed in block capital letters

1 Name of the Issuer 2 State whether the notification relates to:

Anglo Irish Bank Corporation plc (i) a transaction notified in accordance with Market Abuse Rules;

(ii) a disclosure made in accordance with section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or

(iii) both (i) and (ii).

Both (i) and (ii) and pursuant to Disclosure Rule 3.1.4 (1) (a)

3 Name of person discharging managerial 4 State whether notification relates to a person connected with a person responsibilities/director discharging managerial responsibilities/director named in 3 and identify the connected person

Pat Whelan PDMR named in 3

5 Indicate whether the notification is 6 Description of shares (including class) debentures or derivatives or in respect of a holding of the person financial instruments relating to shares referred to in 3 or 4 above or in respect of a non-beneficial interest

PDMR named in 3 above Ordinary shares of Euro0.16 each

7 Name of registered shareholder(s) 8 State the nature of the transaction and, if more than one, number of shares held by each of them

Pat Whelan - 2,603 shares Beneficial Acquisition of shares pursuant to Scrip Dividend Offer

Anglo Irish Bank (Nominees) Ltd
A/C 359 - 4,901 shares

AIAC Pension Fund - 8,852

9 Number of shares, debentures or 10 Percentage of issued

class acquired (treasury shares of that class
financial instruments relating to should not be taken into
account when calculating percentage)
shares acquired

0.00001%

92 shares

11 Number of shares, debentures or 12 Percentage of issued
class disposed (treasury shares of that class
financial instruments relating to should not be taken into
account when calculating percentage)
shares disposed

N/A N/A

13 Price per share or value of 14 Date and place of
transaction
transaction

Euro11.771109 13 February 2006 -
Dublin

15 Total holding following notification 16 Date issuer informed of
transaction
and total percentage holding
following notification (any treasury
shares should not be taken into
account when calculating percentage)

16,448 shares - 0.002% 13 February 2006

If a person discharging managerial responsibilities has been granted
options by
the issuer, complete the following boxes:

17 Date of grant
18 Period during which or date on which it can

be exercised

19 Total amount paid (if any) for grant
20 Description of shares or debentures involved
of the
option (class and number)

21 Exercise price (if fixed at time of
22 Total number of shares or debentures over
grant) or indication that the
price which options are held following
is to be fixed at the time
of notification
exercise

23 Any additional information
24 Name of contact and telephone number for

queries

Bernard Daly - 00 353 1 616 2503

Name and signature of duly designated officer of issuer responsible for making notification

Bernard Daly - Group Company Secretary

Date of notification: 14 February 2006

This information is provided by RNS
The company news service from the London Stock Exchange

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ANGLO IRISH BANK

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Anglo Irish Bank - Director/PDMR Shareholding

RNS Number:4034Y
Anglo Irish Bank Corp PLC
14 February 2006

SCHEDULE 11

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

This form is intended for use by an issuer to make a RIS notification required by the Market Abuse Rules and section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990.

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should

complete the boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

All relevant boxes should be completed in block capital letters

1 Name of the Issuer 2 State whether the notification relates to:

Anglo Irish Bank Corporation plc (i) a transaction notified in accordance with Market Abuse Rules;

(ii) a disclosure made in accordance with section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or

(iii) both (i) and (ii).

Both (i) and (ii) and pursuant to Disclosure Rule

3.1.4 (1) (a)

3 Name of person discharging managerial 4 State whether notification relates to a person connected with a person responsibilities/director discharging managerial responsibilities/director named in 3 and identify the connected person

Anthony Campbell PDMR named in 3

5 Indicate whether the notification is 6 Description of shares (including class) debentures or derivatives or in respect of a holding of the person financial instruments relating to shares referred to in 3 or 4 above or in respect of a non-beneficial interest Ordinary shares of Euro0.16 each

PDMR named in 3 above

7 Name of registered shareholder(s) 8 State the nature of the transaction and, if more than one, number of shares held by each of them Beneficial Acquisition of shares pursuant to Scrip Dividend Offer

Anthony Campbell - 169,285 shares

Anglo Irish Bank (Nominees) Ltd
A/C 359 - 3,790 shares

Lorraine Campbell - 1,300 shares

Alibank Nominees Limited - 60,000
shares

9 Number of shares, debentures or 10 Percentage of issued
class acquired (treasury shares of that class
financial instruments relating to should not be taken into
account when calculating percentage)
shares acquired

0.000006%

40 shares

11 Number of shares, debentures or 12 Percentage of issued
class disposed (treasury shares of that class
financial instruments relating to should not be taken into
account when calculating percentage)
shares disposed

N/A

N/A

13 Price per share or value of 14 Date and place of
transaction
transaction

13 February 2006 - Dublin

Euro11.771109

15 Total holding following notification 16 Date issuer informed of
transaction
and total percentage holding
following notification (any treasury 13 February 2006
shares should not be taken into
account when calculating percentage)

234,415 shares - 0.03%

If a person discharging managerial responsibilities has been granted
options by
the issuer, complete the following boxes:

17 Date of grant
18 Period during which or date on which it can

be exercised

19 Total amount paid (if any) for grant
20 Description of shares or debentures involved
of the
option (class and number)

21 Exercise price (if fixed at time of
22 Total number of shares or debentures over

grant) or indication that the
price which options are held following
is to be fixed at the time
of notification
exercise

23 Any additional information

24 Name of contact and telephone number for queries

Bernard Daly - 00 353 1 616 2503

Name and signature of duly designated officer of issuer responsible for making notification

Bernard Daly - Group Company Secretary

Date of notification: 14 February 2006

This information is provided by RNS
The company news service from the London Stock Exchange

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Anglo Irish Bank - Director/PDMR Shareholding

RNS Number:0633Z
Anglo Irish Bank Corp PLC
28 February 2006

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

This form is intended for use by an issuer to make a RIS notification required by the Market Abuse Rules and section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990.

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument

relating to the shares of the issuer (other than a debenture) should complete
the boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

All relevant boxes should be completed in block capital letters

1 Name of the Issuer 2 State whether the notification relates to:

Anglo Irish Bank Corporation plc (i) a transaction notified in accordance with Market Abuse Rules;

(ii) a disclosure made in accordance with section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or

(iii) both (i) and (ii).

Both (i) and (ii) and pursuant to Disclosure Rule 3.1.4 (1) (a)

3 Name of person discharging managerial responsibilities/director 4 State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

Peter Butler

PDMR named in 3

5 Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest. 6 Description of shares (including class) debentures or derivatives or financial instruments relating to shares

Ordinary shares of Euro0.16 each

PDMR named in 3 above

7 Name of registered shareholder(s) and, if more than one, number of shares held by each of them 8 State the nature of the transaction

Shares issued on Exercise of Option under the Anglo Irish Bank Corporation SAYE Scheme.

Peter Butler - 3,734 shares

Anglo Irish Bank (Nominees) Ltd a/c 359 - 1,238 shares

9 Number of shares, debentures or 10 Percentage of issued
class acquired (treasury shares of that class
financial instruments relating to should not be taken into
account when calculating percentage)
shares acquired

0.00065%

4,674 shares

11 Number of shares, debentures or 12 Percentage of issued
class disposed (treasury shares of that class
financial instruments relating to should not be taken into
account when calculating percentage)
shares disposed

N/A

N/A

13 Price per share or value of 14 Date and place of
transaction
transaction

27 February 2006 - Dublin

Euro0.89625 per share

15 Total holding following notification 16 Date issuer informed of
transaction
and total percentage holding
following notification (any treasury 27 February 2006
shares should not be taken into
account when calculating percentage)

9,646 shares - 0.0013%

If a person discharging managerial responsibilities has been granted options by
the issuer, complete the following boxes:

17 Date of grant
18 Period during which or date on which it can

be exercised

19 Total amount paid (if any) for grant
20 Description of shares or debentures involved
of the
option (class and number)

21 Exercise price (if fixed at time of
22 Total number of shares or debentures over
grant) or indication that the
price which options are held following
is to be fixed at the time
of notification
exercise

23 Any additional information
24 Name of contact and telephone number for

queries

Bernard Daly - + 353 1 616 2506

Name and signature of duly designated officer of issuer responsible for making notification

BERNARD DALY Group Company Secretary

Date of notification : 28 February 2006

This information is provided by RNS
The company news service from the London Stock Exchange

END

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COMPANIES REGISTRATION OFFICE

DATE FILED	DESCRIPTION OF DOCUMENT
20 Oct 2005	Statutory Form B5
26 Oct 2005	Statutory Form B5
07 Nov 2005	Statutory Form B5
23 Nov 2005	Statutory Form B5
23 Nov 2005	Statutory Form B5
23 Nov 2005	Statutory Form B5
29 Nov 2005	Statutory Form B5
02 Dec 2005	Statutory Form B5
14 Dec 2005	Statutory Form B5
15 Dec 2005	Statutory Form B5
22 Dec 2005	Statutory Form B5
30 Dec 2005	Statutory Form B5
31 Dec 2005	Statutory Form B10
03 Jan 2006	Statutory Form B5
10 Jan 2006	Statutory Form B5
11 Jan 2006	Statutory Form B5
13 Jan 2006	Statutory Form B5
18 Jan 2006	Statutory Form B5
20 Jan 2006	Statutory Form B5
26 Jan 2006	Statutory Form B5

26 Jan 2006	Statutory Form B10
27 Jan 2006	Statutory Form B5
27 Jan 2006	Ordinary Resolution
27 Jan 2006	Amended M&A
27 Jan 2006	Special Resolution
06 Feb 2006	Statutory Form B5
09 Feb 2006	Annual Return and Accounts
09 Feb 2006	Statutory Form B5
13 Feb 2006	Statutory Form B5
13 Feb 2006	Statutory Form B5
14 Feb 2006	Statutory Form B5

This form should be lodged with the Revenue Commissioners, Companies Capital Duty Section, Capital Taxes Division, Stamping Building, Dublin Castle, Dublin 2, who will forward it to the Companies Registration Office.

Companies Registration Office
Companies Capital Duty

FEE PAID IN FULL RECEIPT No.
17 FEB 2006 4 5 6 8932
COMPANIES REGISTRATION OFFICE

Return of allotments

Section 58, Companies Act, 1963
Sections 114 to 122, Stamp Duties Consolidation Act, 1999

The return must be delivered within one month after the allotment

Companies Acts 1963 to 2005

Company Number
22045

B5
Euro

Company name *in full*
ANGLO IRISH BANK CORPORATION PUBLIC LIMITED COMPANY ~~Limited~~

Effective centre of management if outside the State

Registered office
Stephen Court, 18/21 Stephen's Green, Dublin 2

Note One
The period between the first and last dates should not exceed one month

Date of allotment(s)
notes one and two

made on 13 February 2006

or made from ______ to ______

C.R.O.
17 FEB 2006

Note Two
When the return includes several allotments made on different dates, the dates of only the first and last of such allotments should be entered and the registration of the return should be effected within one month of the first date

A

Allottees - These details are not required in a case where shares are allotted to the members on a capitalisation or provisionally allotted on a rights issue.

Full name and address	Share Class	Number of shares allotted
Allotment in respect of shares issued under Scrip Dividend Scheme	Ordinary 0.16	1,866,343

Presenter's Name
Company Secretarial Department
Anglo Irish Bank Corporation Plc

Address
Anglo Irish Bank Corporation Plc
Stephen Court, 18/21 St Stephen's Green, Dublin 2

Telephone Number 616 2506

Reference BD/CJ/AH

B

Consideration for allotment(s) consists of (tick as appropriate)

Cash ☒ Complete Section C	Non-Cash ☐ Complete Section D	Both Cash and Non-Cash ☐ Complete Sections C & D

Share allotted in consideration of capitalisation of profits or reserves only (Section 116(i) Stamp Duties Consolidation Act, 1999) ☐

Exemption claimed under Section 119 Stamp Duties Consolidation Act, 1999, as amended ☐

Relief claimed in respect of the redemption of shares ☐

C

Allotment(s) for cash consideration

Number of shares	Share class	Nominal value per share	Amount paid or due and payable on each share	Amount paid or due including premium
1,866,343	Ordinary	€0.16	€9.03	€16,853,077.29

Denomination ____________

Conversion Rate, If any ____________

Total value of consideration: €16,853,077.29

Enter this amount in page 3 section E1

Note Three
Form 52(in duplicate) or contract in writing (in duplicate) must be filed with Stamps Adjudication Branch, Revenue Commissioners, at the same time as form B5 is filed with Capital Duty Branch, Revenue Commissioners. On its return to the presenter it must then be submitted with filing fee to the Register of Companies pursuant to s.58 Companies Act, 1963.

D

Allotment(s) for non-cash consideration *note three*

Number of shares	Share class	Nominal value per share	Amount to be treated as paid on each share

Full details of consideration

Shares allotted under the Banks Scrip Dividend Scheme

Note Four
The total value of the consideration must be stated for allotments for non-cash consideration

Denomination ____________

Conversion Rate, if any ____________

Total value of consideration *note four*:

Enter this amount in page 3 section E2

I hereby certify that the particulars contained in this form are correct ☐ Director x☐ Company Secretary

Signature [signature] Date 13 February 2006

Name *Block letters please* Bernard Daly

This form should be lodged with the Revenue Commissioners, Companies Capital Duty Section, Capital Taxes Division, Stamping Building, Dublin Castle, Dublin 2, who will forward it to the Companies Registration Office

Companies Registration Office
Companies Capital Duty

FEE PAID IN FULL RECEIPT NO.
20 FEB 2006 4 57
COMPANIES REGISTRATION OFFICE

1159

Return of allotments

Section 58, Companies Act, 1963
Sections 114 to 122, Stamp Duties Consolidation Act, 1999

Companies Acts 1963 to 2005

The return must be delivered within one month after the allotment

Company Number
22045

B5

Euro

Company name *in full*
ANGLO IRISH BANK CORPORATION PUBLIC LIMITED COMPANY Limited

Effective centre of management if outside the State

Registered office
Stephen Court, 18/21 Stephen's Green, Dublin 2

Note One
The period between the first and last dates should not exceed one month

Date of allotment(s)
notes one and two

made on 14 February 2006

or made from ______ to ______

Note Two
When the return includes several allotments made on different dates, the dates of only the first and last of such allotments should be entered and the registration of the return should be effected within one month of the first date

A

Allottees - These details are not required in a case where shares are allotted to the members on a capitalisation or provisionally allotted on a rights issue.

C.R.O.
20 FEB 2006

Full name and address	Share Class	Number of shares allotted
Charlie O'Neill Abbeyfield Farm, Clane, Co Kildare	Ordinary 0.16	3,868
Rhona Monaghan 7 Cruagh Rise, Stepaside, Co Wicklow	Ordinary 0.16	3,018

Presenter's Name
Company Secretarial Department
Anglo Irish Bank Corporation Plc

Address
Anglo Irish Bank Corporation Plc
Stephen Court, 18/21 St Stephen's Green, Dublin 2

Telephone Number 616 2506

Reference BD/CJ/AH

B

Consideration for allotment(s) consists of (tick as appropriate)

Cash ☒ Complete Section C | Non-Cash ☐ Complete Section D | Both Cash and Non-Cash ☐ Complete Sections C & D

Share allotted in consideration of capitalisation of profits or reserves only (Section 116(i) Stamp Duties Consolidation Act, 1999) ☐

Exemption claimed under Section 119 Stamp Duties Consolidation Act, 1999, as amended ☐

Relief claimed in respect of the redemption of shares ☐

C

Allotment(s) for cash consideration

Number of shares	Share class	Nominal value per share	Amount paid or due and payable on each share	Amount paid or due including premium
6,886	Ordinary	€0.16	€2.455	€16 905.13

Denomination Euro

Conversion Rate, if any

Total value of consideration €16,905 13

Enter this amount in page 3 section E1

Note Three
Form 52(in duplicate) or contract in writing (in duplicate) must be filed with Stamps Adjudication Branch, Revenue Commissioners, at the same time as form B5 is filed with Capital Duty Branch, Revenue Commissioners. On its return to the presenter it must then be submitted with filing fee to the Register of Companies pursuant to s 58 Companies Act, 1963.

D

Allotment(s) for non-cash consideration *note three*

Number of shares	Share class	Nominal value per share	Amount to be treated as paid on each share

Full details of consideration

Shares allotted under the Banks SAYE Scheme

Note Four
The total value of the consideration must be stated for allotments for non-cash consideration

Denomination

Conversion Rate, if any

Total value of consideration *note four*

Enter this amount in page 3 section E2

I hereby certify that the particulars contained in this form are correct ☐ Director x☐ Company Secretary

Signature [signature] Date 17 February 2006

Name *Block letters please* Bernard Daly

This form should be lodged with the Revenue Commissioners, Companies Capital Duty Section, Capital Taxes Division, Stamping Building, Dublin Castle, Dublin 2, who will forward it to the Companies Registration Office.

Companies Registration Office
Companies Capital Duty

FEE PAID RECEIPT
20 FEB 2006 4 57
COMPANIES REGISTRATION OFFICE

1156

Return of allotments

Section 58, Companies Act, 1963
Sections 114 to 122, Stamp Duties Consolidation Act, 1999

The return must be delivered within one month after the allotment

Company Number
22045

B5
Euro

Company name *in full*
ANGLO IRISH BANK CORPORATION PUBLIC LIMITED COMPANY Limited

Effective centre of management if outside the State

Registered office
Stephen Court, 18/21 Stephen's Green, Dublin 2

Note One
The period between the first and last dates should not exceed one month

Date of allotment(s)
notes one and two

made on 13 February 2006

or made from ______ to ______

Note Two
When the return includes several allotments made on different dates the dates of only the first and last of such allotments should be entered and the registration of the return should be effected within one month of the first date

A

Allottees - These details are not required in a case where shares are allotted to the members on a capitalisation or provisionally allotted on a rights issue.

Full name and address	Share Class	Number of shares allotted
David O'Connor 3 Manor Close, Kingston, Galway	Ordinary 0.16	1,812

C.R.O.
20 FEB 2006

Presenter's Name	Address
Company Secretarial Department Anglo Irish Bank Corporation Plc	Anglo Irish Bank Corporation Plc Stephen Court, 18/21 St Stephen's Green, Dublin 2
Telephone Number 616 2506	Reference BD/CJ/AH

B

Consideration for allotment(s) consists of (tick as appropriate)

Cash ☒ Complete Section C | Non-Cash ☐ Complete Section D | Both Cash and Non-Cash ☐ Complete Sections C & D

Share allotted in consideration of capitalisation of profits or reserves only (Section 116(i) Stamp Duties Consolidation Act, 1999) ☐

Exemption claimed under Section 119 Stamp Duties Consolidation Act, 1999, as amended ☐

Relief claimed in respect of the redemption of shares ☐

C

Allotment(s) for cash consideration

Number of shares	Share class	Nominal value per share	Amount paid or due and payable on each share	Amount paid or due including premium
1,812	Ordinary	€0.16	€4.51	€8,172.12

Denomination Euro

Conversion Rate, If any

Total value of consideration €8,172.12

Enter this amount in page 3 section E1

Note Three
Form 52(in duplicate) or contract in writing (in duplicate) must be filed with Stamps Adjudication Branch, Revenue Commissioners, at the same time as form B5 is filed with Capital Duty Branch, Revenue Commissioners. On its return to the presenter it must then be submitted with filing fee to the Register of Companies pursuant to s 58 Companies Act 1963

D

Allotment(s) for non-cash consideration *note three*

Number of shares	Share class	Nominal value per share	Amount to be treated as paid on each share

Full details of consideration

Shares allotted under the Banks SAYE Scheme

Note Four
The total value of the consideration must be stated for allotments for non-cash consideration

Denomination

Conversion Rate, if any

Total value of consideration *note four*

Enter this amount in page 3 section E2

I hereby certify that the particulars contained in this form are correct ☐ Director x☐ Company Secretary

Signature [signature] Date 17 February 2006

Name *Block letters please* Bernard Daly

This form should be lodged with the *Revenue Commissioners*, Companies Capital Duty Section, Capital Taxes Division, Stamping Building, Dublin Castle, Dublin 2, who will forward it to the Companies Registration Office.

Companies Registration Office
Companies Capital Duty

Return of allotments

Companies Acts 1963 to 2005

Section 58, Companies Act, 1963
Sections 114 to 122, Stamp Duties Consolidation Act, 1999

The return must be delivered within one month after the allotment

FEE PAID IN FULL | RECEIPT No.
15 FEB 2006 456
COMPANIES REGISTRATION OFFICE

7102

Company Number
22045

B5
Euro

Company name *in full*
ANGLO IRISH BANK CORPORATION PUBLIC LIMITED COMPANY ~~Limited~~

Effective centre of management if outside the State

Registered office
Stephen Court, 18/21 Stephen's Green, Dublin 2

Note One
The period between the first and last dates should not exceed one month

Date of allotment(s)
notes one and two

made on 09 February 2006

or made from ______ to ______

Note Two
When the return includes several allotments made on different dates, the dates of only the first and last of such allotments should be entered and the registration of the return should be effected within one month of the first date

A

Allottees - These details are not required in a case where shares are allotted to the members on a capitalisation or provisionally allotted on a rights issue.

Full name and address	Share Class	Number of shares allotted
Mr Arthur Gaskin 53 Butterfield Park, Rathfarnham, Dublin 14	Ordinary 0.16	4,952

Presenter's Name
Company Secretarial Department
Anglo Irish Bank Corporation Plc

Address
Anglo Irish Bank Corporation Plc
Stephen Court, 18/21 St Stephen's Green, Dublin 2

Telephone Number 616 2506

Reference BD/CJ/AH

B

Consideration for allotment(s) consists of (tick as appropriate)

Cash ☒ Complete Section C | Non-Cash ☐ Complete Section D | Both Cash and Non-Cash ☐ Complete Sections C & D

Share allotted in consideration of capitalisation of profits or reserves only (Section 116(i) Stamp Duties Consolidation Act, 1999) ☐

Exemption claimed under Section 119 Stamp Duties Consolidation Act, 1999, as amended ☐

Relief claimed in respect of the redemption of shares ☐

C

Allotment(s) for cash consideration

Number of shares	Share class	Nominal value per share	Amount paid or due and payable on each share	Amount paid or due including premium
4,952	Ordinary	€0.16	€2.455	€12,157.16

Denomination ____________

Conversion Rate, If any ____________

Total value of consideration: €12,157.16

Enter this amount in page 3 section E1

Note Three
Form 52(in duplicate) or contract in writing (in duplicate) must be filed with Stamps Adjudication Branch, Revenue Commissioners, at the same time as form B5 is filed with Capital Duty Branch, Revenue Commissioners. On its return to the presenter it must then be submitted with filing fee to the Register of Companies pursuant to s.58 *Companies Act, 1963.*

D

Allotment(s) for non-cash consideration *note three*

Number of shares	Share class	Nominal value per share	Amount to be treated as paid on each share

Full details of consideration

Shares allotted under the Banks approved SAYE Scheme

Note Four
The total value of the consideration must be stated for allotments for non-cash consideration

Denomination ____________

Conversion Rate, if any ____________

Total value of consideration *note four*: ____________

Enter this amount in page 3 section E2

I hereby certify that the particulars contained in this form are correct ☐ Director x☐ Company Secretary

Signature [signature] Date 09 February 2006

Name *Block letters please* Bernard Daly

This form should be lodged with the Revenue Commissioners, Companies Capital Duty Section, Capital Taxes Division, Stamping Building, Dublin Castle, Dublin 2, who will forward it to the Companies Registration Office.

Companies Registration Office
Companies Capital Duty

FEE PAID RECEIPT No.

1 NOV 2005 446 4279

Return of allotments

Companies Acts 1963 to 2005

Section 58, Companies Act, 1963
Sections 114 to 122, Stamp Duties Consolidation Act, 1999

The return must be delivered within one month after the allotment

Company Number

22045

B5

Euro

REVENUE COMMISSIONERS ACCOUNT
10 NOV 2005
FEE PAID

Company name *in full*
ANGLO IRISH BANK CORPORATION PUBLIC LIMITED COMPANY ~~Limited~~

Effective centre of management if outside the State

Registered office
Stephen Court, 18/21 Stephen's Green, Dublin 2

Note One
The period between the first and last dates should not exceed one month

Date of allotment(s)
notes one and two

made on 7 November 2005

or made from ______ to ______

Note Two
When the return includes several allotments made on different dates, the dates of only the first and last of such allotments should be entered and the registration of the return should be effected within one month of the *first* date

A

Allottees - These details are not required in a case where shares are allotted to the members on a capitalisation or provisionally allotted on a rights issue.

Full name and address	Share Class	Number of shares allotted
Lisa Martin 2 Delville Road Glasnevin Dublin 11	Ordinary 0.16	7,480

Presenter's Name

Cliona Joyce
Anglo Irish Bank Corporation Plc

Address

Anglo Irish Bank Corporation Plc
Stephen Court, 18/21 St Stephen's Green, Dublin 2

Telephone Number 616 2506

Reference BD/CJ/AH

B

Consideration for allotment(s) consists of (tick as appropriate)

Cash ☒ Complete Section C | Non-Cash ☐ Complete Section D | Both Cash and Non-Cash ☐ Complete Sections C & D

Share allotted in consideration of capitalisation of profits or reserves only (Section 116(i) Stamp Duties Consolidation Act, 1999) ☐

Exemption claimed under Section 119 Stamp Duties Consolidation Act, 1999, as amended ☐

Relief claimed in respect of the redemption of shares ☐

C

Allotment(s) for cash consideration

Number of shares	Share class	Nominal value per share	Amount paid or due and payable on each share	Amount paid or due including premium
7,480	Ordinary	€0.16	€0.89625	€6,703.95

Denomination

Conversion Rate, if any

Total value of consideration: €6,703.95

Enter this amount in page 3 section E1

Note Three
Form 52(in duplicate) or contract in writing (in duplicate) must be filed with Stamps Adjudication Branch, Revenue Commissioners, at the same time as form B5 is filed with Capital Duty Branch, Revenue Commissioners. On its return to the presenter it must then be submitted with filing fee to the Register of Companies pursuant to s 58 Companies Act, 1963

D

Allotment(s) for non-cash consideration *note three*

Number of shares	Share class	Nominal value per share	Amount to be treated as paid on each share

Full details of consideration

Shares allotted under the Bank's approved SAYE Scheme

Note Four
The total value of the consideration must be stated for allotments for non-cash consideration

Denomination

Conversion Rate, if any

Total value of consideration *note four*

Enter this amount in page 3 section E2

I hereby certify that the particulars contained in this form are correct ☐ Director x☐ Company Secretary

Signature [signature] Date 7 November 2005

Name *Block letters please* Bernard Daly

This form should be lodged with the Revenue Commissioners, Companies Capital Duty Section, Capital Taxes Division, *Stamping Building*, Dublin Castle, Dublin 2, who will forward it to the Companies Registration Office.

Companies Registration Office
Companies Capital Duty

FEE PAID IN FULL No.
15 FEB 2006 4 5 6
COMPANIES REGISTRATION OFFICE

7101

Return of allotments

Companies Acts 1963 to 2005

Section 58, Companies Act, 1963
Sections 114 to 122, Stamp Duties Consolidation Act, 1999

The return must be delivered within one month after the allotment

Company Number
22045

B5
Euro

Company name *in full*
ANGLO IRISH BANK CORPORATION PUBLIC LIMITED COMPANY ~~Limited~~

Effective centre of management if outside the State

Registered office
Stephen Court, 18/21 Stephen's Green, Dublin 2

Note One
The period between the first and last dates should not exceed one month

Date of allotment(s)
notes one and two

made on 06 February 2006

or made from ______ to ______

Note Two
When the return includes several allotments made on different dates, the dates of only the first and last of such allotments should be entered and the registration of the return should be effected within one month of the first date

A

Allottees - These details are not required in a case where shares are allotted to the members on a capitalisation or provisionally allotted on a rights issue.

Full name and address	Share Class	Number of shares allotted
Mr George Sharpe 10 Second Avenue, Douglas, IM2 6AW, IOM	Ordinary 0.16	4,839
Vivien Gardner 30 Hillcroft, Governers Hill, Douglas, IM2 7DR	Ordinary 0.16	756

Presenter's Name
Company Secretarial Department
Anglo Irish Bank Corporation Plc

Address
Anglo Irish Bank Corporation Plc
Stephen Court, 18/21 St Stephen's Green, Dublin 2

Telephone Number 616 2506

Reference BD/CJ/AH

B

Consideration for allotment(s) consists of (tick as appropriate)

Cash ☒ Complete Section C | Non-Cash ☐ Complete Section D | Both Cash and Non-Cash ☐ Complete Sections C & D

Share allotted in consideration of capitalisation of profits or reserves only (Section 116(i) Stamp Duties Consolidation Act, 1999) ☐

Exemption claimed under Section 119 Stamp Duties Consolidation Act, 1999, as amended ☐

Relief claimed in respect of the redemption of shares ☐

C

Allotment(s) for cash consideration

Number of shares	Share class	Nominal value per share	Amount paid or due and payable on each share	Amount paid or due including premium
5,595	Ordinary	€0.16	€2.455	€13,735.72

Denomination ______

Conversion Rate, If any ______

Total value of consideration: €13,735.72

Enter this amount in page 3 section E1

D

Note Three
Form 52(in duplicate) or contract in writing (in duplicate) must be filed with Stamps Adjudication Branch, Revenue Commissioners, at the same time as form B5 is filed with Capital Duty Branch, Revenue Commissioners. On its return to the presenter it must then be submitted with filing fee to the Register of Companies pursuant to s.58 Companies Act, 1963.

Allotment(s) for non-cash consideration *note three*

Number of shares	Share class	Nominal value per share	Amount to be treated as paid on each share

Full details of consideration

Shares allotted under the Banks approved SAYE Scheme

Note Four
The total value of the consideration must be stated for allotments for non-cash consideration

Denomination ______

Conversion Rate, if any ______

Total value of consideration *note four* ______

Enter this amount in page 3 section E2

I hereby certify that the particulars contained in this form are correct ☐ Director x☐ Company Secretary

Signature [signature] Date 06 February 2006

Name *Block letters please* Bernard Daly

FEE PAID IN FULL | RECEIPT No.
10 FEB 2006 4 5 6
3335
COMPANIES REGISTRATION OFFICE

Certificate Number:22045

Form No. 16A

COMPANIES ACTS, 1963 TO 2005

A Companies Registration Fee Stamp must be impressed.

Ordinary Resolution

OF

Anglo Irish Bank Corporation plc

LIMITED.

Passed on 27 January 2006

AT A GENERAL MEETING of the Members of the said Company, duly convened and held at The Conrad Hotel, Earlsfort Terrace, Dublin 2

in the 27 day of January 20 06

the following **Ordinary Resolution(s)** was/were duly passed : Please see attached.

The Ordinary Resolution to be PRINTED on this space and not affixed to it. THE ACT DOES NOT ADMIT OF WRITING

C.R.O.
08 FEB 2006

Signature ....

Officer Company Secretary

*To be Authenticated by the written Signature of an Officer of the Company

Attachment to form G2 dated 27 January 2006

Ordinary Resolutions Passed

1. To receive and consider the Statement of Accounts for the year ended 30 September 2005 and the Directors' and Auditors' Reports thereon.

2. To confirm and declare a dividend.

3. To re-elect the following Directors who retire in accordance with the Articles of Association:

Retiring by Rotation:	Fintan Drury	(3a)
	Sean FitzPatrick	(3b)
	Michael Jacob	(3c)

4. To authorise the Directors to determine the remuneration of the Auditors.

5. "That the aggregate remuneration of the non-executive directors shall be such amount, not in excess of €1,500,000 per annum, as may be agreed by the Board, to be divided between such directors in accordance with the provision of Article 78 of the Articles of Association".

Companies Registration Office

FEE PAID IN FULL | RECEIPT NO.

10 FEB 2006 4 5 6

3334

COMPANIES REGISTRATION OFFICE

Registration fee stamp to be affixed above

Special Resolution

Companies Acts 1963 to 2005

This form must be typewritten

FORM NO

Section 141 of the Companies Act 1963

Company Number
22045

G1

(16)

Company name *in full*
ANGLO IRISH BANK CORPORATION PLC

AT AN Annual **GENERAL MEETING of the members of the said company, duly convened and held at**
The Conrad Hotel, Earslfort Terrace, Dublin 2

Subject to Sections 133 and 141 of the Companies Act 1963

On the 27th Day JANUARY Month 2006 Year

The following Special resolution (s) was/were duly passed.

Please see attached.

C.R.O.
08 FEB 2006

I hereby certify that the above particulars are correct ☐ Director ☒ Company Secretary Date 06/02/2006

Signature B Daly

Name *Block letters please*
Bernard Daly

Presenter's name Company Secretarial Department

Address Anglo Irish Bank Corporation plc
Stephen Court, 18/21 St Stephens Green,
Dublin 2

Telephone Number 01 6162506

Reference BD/CJ/AH

Attached to form G1 dated 6 February 2006

Special Resolutions Passed

6. "That:-

(a) the Company and/or any subsidiary (being a body corporate as referred to in the European Communities (Public Limited Company Subsidiaries) Regulations 1997) of the Company be generally authorised to make market purchases (as defined by Section 212 of the Companies Act 1990 (the "1990 Act") of shares of any class of the Company on such terms and conditions and in such manner as the Directors may from time to time determine in accordance with and subject to the provisions of the 1990 Act, and Article 8(c) of the Articles of Association of the Company;

(b) the reissue price range at which any treasury shares (as defined by section 209 of the 1990 Act) for the time being held by the Company may be reissued off market shall be the price range set out in Article 8(d) of the Articles of Association of the Company; and

(c) the authorities hereby conferred shall expire at the close of business on the earlier of the date of the next annual general meeting of the Company after the passing of this resolution or 26 April 2007 unless, in any such case, previously revoked or renewed in accordance with the provisions of the 1990 Act".

7.

"That, for the purposes of Section 20 of the Companies (Amendment) Act (the "1983 Act") the Directors be empowered to allot and issue relevant securities pursuant to and in accordance with Article 8 (a) of the Articles of Association of the Company. The authority hereby conferred shall expire at the close of business on the earlier of the date of the next annual general meeting of the Company after the passing of this resolution or 26 April 2007, unless previously revoked or renewed in accordance with the provisions of the 1983 Act and Article 8 (a) and that Article 8 (a) (ii) be amended by the deletion of the words "27 April 2006" and the substitution therefor of the words "26 April 2007".

8. "That, for the purposes of Section 24 of the Companies (Amendment) Act 1983 (the "1983 Act") the Directors be empowered to allot equity securities for cash pursuant to and in accordance with Article 8(b) of the Articles of Association of the Company. The authority hereby conferred shall expire at the close of business on the earlier of the date of the next annual general meeting of the Company after the passing of this resolution or 26 April 2007, unless previously revoked or renewed in accordance with the provisions of the 1983 Act and Article 8(b)."

This form should be lodged with the Revenue Commissioners, Companies Capital Duty Section, Capital Taxes Division, Stamping Building, Dublin Castle, Dublin 2, who will forward it to the Companies Registration Office.

Companies Registration Office
Companies Capital Duty

10 FEB 2006 4 5 6
3332
COMPANIES REGISTRATION OFFICE

Return of allotments

Section 58, Companies Act, 1963
Sections 114 to 122, Stamp Duties Consolidation Act, 1999

The return must be delivered within one month after the allotment

Company Number
22045

B5
Euro

Company name *in full*
ANGLO IRISH BANK CORPORATION PUBLIC LIMITED COMPANY Limited

Effective centre of management if outside the State

Registered office
Stephen Court, 18/21 Stephen's Green, Dublin 2

Note One
The period between the first and last dates should not exceed one month

Date of allotment(s)
notes one and two

made on 27 January 2006

or made from ______ to ______

Note Two
When the return includes several allotments made on different dates, the dates of only the first and last of such allotments should be entered and the registration of the return should be effected within one month of the first date

A

Allottees - These details are not required in a case where shares are allotted to the members on a capitalisation or provisionally allotted on a rights issue.

Full name and address	Share Class	Number of shares allotted
Nicola Farrell 208 Charlotte Quay Ringsend Road Dublin 4	Ordinary 0.16	1,546

Presenter's Name
Cliona Joyce
Anglo Irish Bank Corporation Plc

Address
Anglo Irish Bank Corporation Plc
Stephen Court, 18/21 St Stephen's Green, Dublin 2

Telephone Number 616 2506

Reference BD/CJ/AH

B

Consideration for allotment(s) consists of (tick as appropriate)

Cash ☒ Complete Section C | Non-Cash ☐ Complete Section D | Both Cash and Non-Cash ☐ Complete Sections C & D

Share allotted in consideration of capitalisation of profits or reserves only (Section 116(i) Stamp Duties Consolidation Act, 1999) ☐

Exemption claimed under Section 119 Stamp Duties Consolidation Act, 1999, as amended ☐

Relief claimed in respect of the redemption of shares ☐

C

Allotment(s) for cash consideration

Number of shares	Share class	Nominal value per share	Amount paid or due and payable on each share	Amount paid or due including premium
1,546	Ordinary	€0.16	€2.455	€3,795.43

Denomination ____________

Conversion Rate, If any ____________

Total value of consideration: €3,795.43

Enter this amount in page 3 section E1

Note Three
Form 52(in duplicate) or contract in writing (in duplicate) must be filed with Stamps Adjudication Branch, Revenue Commissioners, at the same time as form B5 is filed with Capital Duty Branch, Revenue Commissioners. On its return to the presenter it must then be submitted with filing fee to the Register of Companies pursuant to s.58 Companies Act, 1963.

D

Allotment(s) for non-cash consideration *note three*

Number of shares	Share class	Nominal value per share	Amount to be treated as paid on each share

Full details of consideration

Shares allotted under the Bank's approved SAYE Scheme

Note Four
The total value of the consideration must be stated for allotments for non-cash consideration

Denomination ____________

Conversion Rate, if any ____________

Total value of consideration *note four*: ____________

Enter this amount in page 3 section E2

I hereby certify that the particulars contained in this form are correct ☐ Director x☐ Company Secretary

Signature [signature] Date 27 January 2006

Name *Block letters please* Bernard Daly

This form should be lodged with
the Revenue Commissioners,
Companies Capital Duty Section,
Capital Taxes Division,
Stamping Building,
Dublin Castle, Dublin 2,
who will forward it to the
Companies Registration Office.

Companies Registration Office
Companies Capital Duty

PAID IN FULL No.

10 FEB 2006 4 5 6 3330

Companies Acts 1963 to 2005
COMPANIES REGISTRATION OFFICE

Return of allotments

Section 58, Companies Act, 1963
Sections 114 to 122, Stamp Duties Consolidation Act, 1999

The return must be delivered within one month after the allotment

Company Number
22045

B5
Euro

Company name *in full*
ANGLO IRISH BANK CORPORATION PUBLIC LIMITED COMPANY ~~Limited~~

Effective centre of management if outside the State

Registered office
Stephen Court, 18/21 Stephen's Green, Dublin 2

Note One
The period between the first and last dates should not exceed one month

Date of allotment(s)
notes one and two

made on 18 January 2006

or made from ______ to ______

Note Two
When the return includes several allotments made on different dates, the dates of only the first and last of such allotments should be entered and the registration of the return should be effected within one month of the first date

A

Allottees - These details are not required in a case where shares are allotted to the members on a capitalisation or provisionally allotted on a rights issue.

Full name and address	Share Class	Number of shares allotted
Eugene O'Donnell 37 Beresford Avenue Off Griffith Avenue Dublin 9	Ordinary 0.16	22,346

Presenter's Name
Cliona Joyce
Anglo Irish Bank Corporation Plc

Address
Anglo Irish Bank Corporation Plc
Stephen Court, 18/21 St Stephen's Green, Dublin 2

Telephone Number 616 2506

Reference BD/CJ/AH

B

Consideration for allotment(s) consists of (tick as appropriate)

Cash ☒ Complete Section C | Non-Cash ☐ Complete Section D | Both Cash and Non-Cash ☐ Complete Sections C & D

Share allotted in consideration of capitalisation of profits or reserves only (Section 116(i) Stamp Duties Consolidation Act, 1999) ☐

Exemption claimed under Section 119 Stamp Duties Consolidation Act, 1999, as amended ☐

Relief claimed in respect of the redemption of shares ☐

C

Allotment(s) for cash consideration

Number of shares	Share class	Nominal value per share	Amount paid or due and payable on each share	Amount paid or due including premium
22,346	Ordinary	€0.16	€0.89625	€20,027.60

Denomination ____________

Conversion Rate, If any ____________

Total value of consideration: €20,027.60

Enter this amount in page 3 section E1

Note Three
Form 52(in duplicate) or contract in writing (in duplicate) must be filed with Stamps Adjudication Branch Revenue Commissioners, at the same time as form B5 is filed with Capital Duty Branch, Revenue Commissioners. On its return to the presenter it must then be submitted with filing fee to the Register of Companies pursuant to s.58 Companies Act, 1963.

D

Allotment(s) for non-cash consideration *note three*

Number of shares	Share class	Nominal value per share	Amount to be treated as paid on each share

Full details of consideration

Shares allotted under the Banks approved SAYE Scheme

Note Four
The total value of the consideration must be *stated for allotments for* non-cash consideration

Denomination ____________

Conversion Rate, if any ____________

Total value of consideration *note four* ____________

Enter this amount in page 3 section E2

I hereby certify that the particulars contained in this form are correct ☐ Director x☐ Company Secretary

Signature [signature] Date 18 January 2006

Name *Block letters please* Bernard Daly

This form should be lodged with
the Revenue Commissioners,
Companies Capital Duty Section,
Capital Taxes Division,
Stamping Building,
Dublin Castle, Dublin 2,
who will forward it to the
Companies Registration Office.

Companies Registration Office
Companies Capital Duty

IN FULL No.
10 FEB 2006 4 5 6 3329
COMPANIES REGISTRATION OFFICE

Return of allotments

Companies Acts 1963 to 2005

Section 58, Companies Act, 1963
Sections 114 to 122, Stamp Duties Consolidation Act, 1999

The return must be delivered within one month after the allotment

Company Number
22045

B5
Euro

Company name in full
ANGLO IRISH BANK CORPORATION PUBLIC LIMITED COMPANY Limited

Effective centre of management if outside the State

Registered office
Stephen Court, 18/21 Stephen's Green, Dublin 2

Note One
The period between the first and last dates should not exceed one month

Date of allotment(s)
notes one and two

made on 20 January 2006

or made from ______ to ______

Note Two
When the return includes several allotments made on different dates, the dates of only the first and last of such allotments should be entered and the registration of the return should be effected within one month of the first date

A

Allottees - These details are not required in a case where shares are allotted to the members on a capitalisation or provisionally allotted on a rights issue.

Full name and address	Share Class	Number of shares allotted
See attached list	Ordinary 0.16	292,740

Presenter's Name
Cliona Joyce
Anglo Irish Bank Corporation Plc

Address
Anglo Irish Bank Corporation Plc
Stephen Court, 18/21 St Stephen's Green, Dublin 2

Telephone Number 616 2506

Reference BD/CJ/AH

B

Consideration for allotment(s) consists of (tick as appropriate)

Cash ☒ Complete Section C | Non-Cash ☐ Complete Section D | Both Cash and Non-Cash ☐ Complete Sections C & D

Share allotted in consideration of capitalisation of profits or reserves only (Section 116(i) Stamp Duties Consolidation Act, 1999) ☐

Exemption claimed under Section 119 Stamp Duties Consolidation Act, 1999, as amended ☐

Relief claimed in respect of the redemption of shares ☐

C

Allotment(s) for cash consideration

Number of shares	Share class	Nominal value per share	Amount paid or due and payable on each share	Amount paid or due including premium
292,740	Ordinary	€0.16	€2.455	€718,676.70

Denomination ____________

Conversion Rate, if any ____________

Total value of consideration: €718,676.70

Enter this amount in page 3 section E1

Note Three
Form 52(in duplicate) or contract in writing (in duplicate) must be filed with Stamps Adjudication Branch, Revenue Commissioners, at the same time as form B5 is filed with Capital Duty Branch, Revenue Commissioners. On its return to the presenter it must then be submitted with filing fee to the Register of Companies pursuant to s.58 Companies Act, 1963.

D

Allotment(s) for non-cash consideration *note three*

Number of shares	Share class	Nominal value per share	Amount to be treated as paid on each share

Full details of consideration

Shares allotted under the Bank's approved SAYE Scheme

Note Four
The total value of the consideration must be stated for allotments for non-cash consideration

Denomination ____________

Conversion Rate, if any ____________

Total value of consideration *note four*: ____________

Enter this amount in page 3 section E2

I hereby certify that the particulars contained in this form are correct ☐ Director x☐ Company Secretary

Signature ____________ Date 20 January 2006

Name *Block letters please* Bernard Daly

Full Name	Add1	Add2	Add3	Add4	Granted Options
MS CLARE ALLEN	21 ALDERLEY CLOSE	SADDLESTONE	DOUGLAS	IOM	618
MS FIONNUALA ASHE	26 MAPAS ROAD	DALKEY	CO DUBLIN		1,546
JOHN BAINBRIDGE	14 RIVERWOOD PLACE	CASTLEKNOCK	DUBLIN 15		3,868
MR FERGUS BARRY	35A RAGLAN ROAD	BALLSBRIDGE	DUBLIN 4		1,856
MS SHEILA BARRY	60 PRIORY LODGE	ST RAPHAELS MANOR	CELBRIDGE	CO KILDARE	1,438
MR ADAM BEIGHTON	8 COOIL BRERYK	GROVE MOUNT	RAMSEY	IOM	1,780
MR FRANK BENNETT	HIGHCROFT	DOUGLAS ROAD	KIRK MICHAEL	ISLE OF MAN	1,238
MS JOANNE HAMILTON	7 HILLCROFT GREEN	GOVERNERS HILL	DOUGLAS	IOM	1,546
MS JANINE BOYD	29 LANCAASTER ROAD	DOUGLAS	IOM	IM2 5BB	772
MS HILARY BOYLAN	49 HILLCREST PARK	GLASNEVIN	DUBLIN 11		772
MARY BRENNAN	206 ELM MOUNT AVENUE	BEAUMONT	DUBLIN 9		3,094
MICHAEL BROWN	MAIN STREET	BALLYLINAN	ATHY	CO KILDARE	4,952
MS MARIE BRUCE	45 BELLEVILLE	BLACKHORSE AVENUE	DUBLIN 7		3,094
MS KAREN BURKE	THE GARDEN APARTMENT	13 ALMA ROAD	MONKSTOWN	CO. DUBLIN	4,952
MS AVRIL NOLAN	11 WOODLANDS PARK	MOYCULLEN	CO GALWAY		1,546
MARGARET CANAVAN	87 HEATHER CRESCENT	PULROSE	IOM	IM2 1BG	1,190
MR ROBERT CATTLE	124 BALLABROOIE DRIVE	DOUGLAS	IOM	IM1 4HT	2,012
MARTIN CHRISTIE	BUNDUFF	CASTLEGAL	CO SLIGO		2,088
RONAN CLARKE	APT 16	AUGUSTINE COURT	SAINT AUGUSTINE STREET	DUBLIN 8	1,082
MRS SHARON CLEATOR	4 FARRANT STREET	DOUGLAS	ISLE OF MAN	IM2 3HG	1,160
MS SUZANNE COGHLAN	5 HOMELEIGH	PORTERSTOWN	DUBLIN 15		1,546
MR STEPHEN COLLIER	SYDENRATH	KELLS	CO MEATH		772
MISS CHRISTINA LILLIAN RAWLINSON	BALLAKEYLL	DOARLISH ARD	GLENEEDLE	ST JOHNS	4,952
MS GWEN COOKE	49 ST PATRICKS PLACE	FETHARD	CO TIPPERARY		3,868
MS JANE CORRIN	TO BE ADVISED BY ANGLO	IOM			772
MR JOHN COSTELLO	51 ROYAL COURT	ROYAL AVENUE	ONCHAN	IOM	4,952
LORNA COURTNEY	COMMONS LOWER	CELBRIDGE	CO KILDARE		1,082
MR NICHOLAS CRAY	7 COOIL CLOSE	BRADDAN	IOM		4,952
MISS LOUISE CREAMOR	13 ANNACUR LANE	ANAGH CAAR	DOUGLAS	IOM	772
DECLAN CROWLEY	81 HEATHERVUE	GREYSTONES	CO WICKLOW		1,082
MS REBECCA CULLEN	15 MAOL BUILLE ROAD	GLASNEVIN	DUBLIN 11		772
MS MYRNA CURLEY	3 WESTON GROVE	CHURCHTOWN	DUBLIN 14		478
MS JO DEVLIN	8 MALIN WALK	ARDREEN VILLAGE	WATERFORD		1,546
MR BARRY DILLON	6 MANOR HOUSE	ST AUGUSTINES PARK	BLACKROCK	CO DUBLIN	1,546
PAUL DOWLING	29 DALETREE VIEW	RATHFARNHAM	DUBLIN 16		2,320
MISS PAULINE DOYLE	KNOCKCHREE	28 NORWOOD DRIVE	DOUGLAS	IOM	4,952
MS DENISE WALSH	RATHINURE	GLENMORE	CO KILKENNY		3,094
MRS PEGGY EDGE	DAWNEAD	17 MONA STREET	DOUGLAS	IOM	356
MISS KATHERINE ELLIS	7 ALEXANDER DRIVE	DOUGLAS	IOM	IM2 3QD	4,952
MS DEIRDRE BREEN	CORBALLY UPPER	MOONVOY ROAD	TRAMORE	CO WATERFORD	1,238
GERALDINE FARRELL	81 BEECHPARK ROAD	FOXROCK	DUBLIN 18		1,546
MS MICHELLE FARRELL	COAST ROAD	TRAMORE	CO. WATERFORD		1,546
MR JOSEPH FEENEY	38 RAHENY PARK	RAHENY	DUBLIN 5		1,546
ORNA FOGARTY	55A HALLDENE AVE	BISHOPSTOWN	CO CORK		974
MS BLANAID FOLEY	STONEBRIDGE	SLYGUFF	BAGENALSTOWN	CO CARLOW	2,320
MISS SAMANTHA FRANKLIN	8 ROSE HILL MEWS	FARMHILL	BRADDAN	IOM	3,560
MS NICOLA GODDARD	27 ROWLAGH PARK	CLONDALKIN	DUBLIN 22		2,320
MS SIOBHAN GRANT	49 BROOKVALE DOWNS	RATHFARNHAM	DUBLIN 14		1,546
MR STEPHEN GRAY	50 BERRY WOODS AVENUE	GOVERNERS HILL	DOUGLAS	IOM	772
MR EDDIE GREALIS	42A WOODFIELD	CAPPAGH ROAD	BARNA	CO GALWAY	4,952
MS SAMANTHA GREGORY	1 HILLBERRY LAKES	GOVERNERS HILL	DOUGLAS	IOM	772
EMMA GRIST	17 CANNON MEWS EAST	BEGGARS BUSH	HADDINGTON ROAD	DUBLIN 4	4,488
MS KAREN HANLON	NO.8 MILLTOWN HALL	MT. SAINT ANNES	MILLTOWN	DUBLIN 6	1,546
MRS MICHELLE HARVEY	3 CRONK U BERRY VIEW	DOUGLAS	IOM	IM2 6HH	2,352
RHONA BYRNE	MAHAREES	IONA DRIVE	NORTH CIRCULAR ROAD	LIMERICK	3,094
MS THECKLA HEFFERNAN	8 OBERSTOWN COURT	SALLINS	CO KILDARE		1,020
MS SUSANNE HEFFERNAN	POINT HOUSE	THE POINT	CROSSHAVEN	CO CORK	3,094
ELLEN HIGGINS	BALLYSAX GREAT	CURRAGH	CO KILDARE		1,238
MS MYRA HORRMANN	3 MEADOW BROOK GARDENS	FARMHILL	DOUGLAS	IOM	3,560
MR PETER HORSTHUIS	KERROW GARROW HOUSE	GREEBA	IOM	IM4 3LQ	4,952
MR NIALL HURSON	38 NUTLEY AVENUE	BALLSBRIDGE	DUBLIN 4	IRELAND	2,320
MRS SARAH INGRASIA	LARKRISE	HIGHFIELD DRIVE	BALDRINE	IOM	308
MR ANTHONY KAVANAGH	1 PROSPECT VIEW	PROSPECT SQ	GLASNEVIN	DUBLIN 9	4,952
MR CIARAN KELLEHER	2 STILLORGAN COURT	STILLORGAN	CO.DUBLIN		3,868
MR PATRICK KENNEDY	7 RAPHAEL ROAD	DOUGLAS	IOM		1,856
MS GRAINNE KIELY	24 GRANGEBROOK AVENUE	WHITECHURCH ROAD	RATHFARNHAM	DUBLIN 16	2,940
MS SUZANNE CONNOLLY	CARRICKBRAHAN	FENOR	CO WATERFORD		3,094
MS ALICE KIRBY	18 ROEBUCK PARK	GOATSTOWN	DUBLIN 14		4,952
MISS JOANNA LANNON	2 CLOSE QUIRK	BALLAUAGHOR	DOUGLAS	ISLE OF MAN	772
MRS GEORGINA LEICESTER	15 RAAD NY GABBIL	CASTLETOWN	IOM	IM9 1HH	1,160
MR GEAROD MACCRIOSTA	7 CREMORE VILLAS	GLASNEVIN	DUBLIN 11		1,546
MR COLIN MACKENZIE	8 ASHBOURNE AVENUE	SADDLESTONE	DOUGLAS	IOM	4,952
TERESA MAGUIRE	48 MARWOOD LAWN	RIVERSTOWN	GLANMIRE	CO CORK	772
MR ALAN MAHER	2 OAKTREE ROAD	STILLORGAN	CO. DUBLIN		1,780
SANDRA MARTIN	8 KINGSWOOD DRIVE	KINGSWOOD HEIGHTS	DUBLIN 24		3,638
MARY MCCARTHY	22 LUTTRELLSTOWN RISE	CASTLEKNOCK	DUBLIN 15		618
MS CAROLINE MCCAUL	DUNMORE	NAVAN	CO MEATH		464
MS MAURA MCCLOSKEY	17 MARTIN STREET	PORTOBELLA	DUBLIN 8		1,020
MICHELLE MCDERMOTT	FLAT NO 1	23 RICHMOND HILL	RATHMINES	DUBLIN 6	1,546
MR BRIAN MCGOWAN	70 TANEY ROAD	GOATSTOWN	DUBLIN 14		4,952
DOLORES MCKEON	88 KILLESTER AVENUE	KILLESTER	DUBLIN 5		2,630
MS LINDA MCKINNEY	19 FOREST GREEN	RIVERVALLEY	SWORDS	CO DUBLIN	1,546
MR TONY MCLOUGHLIN	91 PARK AVENUE	BRACKENSTOWN	SWORDS	CO DUBLIN	928
BRIAN MCMANUS	4 OAK HOUSE	SERPENTINE AVE	BALLSBRIDGE	DUBLIN 4	1,546
LIZ MCNAB	67 SEACREST	BRAY	CO WICKLOW		1,238
MR BRYAN MCSHARRY	36 ST. ALBANS PARK	BALLSBRIDGE	DUBLIN 4		4,952
CHRIS MCSWINEY	238 LOWER KILMACUD ROAD	GOATSTOWN	DUBLIN 14		3,094
MS CELIA MELLOR	5 BALLAUGHTON VILLAS	DOUGLAS	IOM		1,020
MS CAITRIONA MONTGOMERY	14 ESKER MEADOW VIEW	CASTLE ROAD	LUCAN	CO DUBLIN	1,546
MR ROSS MORROW	LAS ROCAS	ST. FINTANS ROAD	SUTTON	DUBLIN 13	4,952
MR DANIEL MOYER	9 PARK CLOSE	GLEN VINE	IOM		2,320
MS SUZANNE MULHALL	121 ELM MOUNT ROAD	BEAUMONT	DUBLIN 9		1,546
MS LEIANE MULLINS	263 RIVER FOREST	LEIXLIP	CO KILDARE		3,868
MR DANIEL MURRAY	21 GLENAGEARY PARK	GLENAGEARY	CO. DUBLIN		4,952
LAMANDA NANGLE	230 TEMPELOGUE ROAD	TEMPELOGUE	DUBLIN 6W		2,986
MS PAULA O'BRIEN	74 WATSON PARK	KILLINEY	CO DUBLIN		772
MR PATRICK O'DWYER	8 OLD SPA ROAD	CLONMEL	CO TIPPERARY		3,094
CAROLINE O'HEHIR	77 ANNALY GROVE	ONGAR LODGE	CLONEE	DUBLIN 15	2,320
ANTHEA ORMISTON	MULLAGHLAND	MULLAGH	CO CAVAN		1,160
MS CORA O'SULLIVAN	31 WESTON PARK	BALLEA ROAD	CARRIGALINE	CO CORK	772
IAN O'SULLIVAN	7 SANDYFORD HALL GROVE	SANDYFORD	DUBLIN 18		1,438
MICHELLE O'SULLIVAN	17 FAIRHILL DRIVE	FAIRHILL	CORK		2,320
MS SUSANNE O'SULLIVAN	6 MOUNT PLEASANT AVE	TURNERS CROSS	CORK		1,238
MS AIFRIC OTOOLE	GARDEN FLAT	180 MERION ROAD	BALLSBRIDGE	DUBLIN 4	2,476
MR COLM O'BRIEN	89 SEAPARK	MALAHIDE	CO. DUBLIN		3,094
MS NICHOLA O'HARA	25 DELGANY GLEN	GREYSTONES	CO. WICKLOW		1,546
MR JOHNNY O'NEILL	AN CHOILLEOG	FIRMOUNT	CLANE	CO. KILDARE	1,546
MRS MICHELLE PARKINSON	NO 1 QUEEN MARGARET WAY	GLEN VINE	IOM	IM4 4SN	3,560
MR COLIN PATTON	714 HOWTH ROAD	RAHENY	DUBLIN 15		2,088

ROISIN PAYNE	104 FORTLAWN AVENUE	BLANCHARDSTOWN	DUBLIN 15		618
MS JAKKI QUAID	25 ASHLEIGH GROVE	BALLYMONEEN ROAD	GALWAY		2,398
MS CIARA RAY	23 ASHFOLD COURT	GRANGE	DOUGLAS	CORK	4,952
MS DEBORAH REA	APT.28 SEAMOUNT	STILLORGAN ROAD	MOUNT MERRION	CO. DUBLIN	4,952
JENNIFER REDMOND	9 CLONROSSE COURT	ARD NA GREINE	MALAHIDE ROAD	DUBLIN 13	772
MR PETER SCOTT	134 ARDMORE DRIVE	ARTANE	DUBLIN 5		2,320
MRS BARBARA SELLORS	35 MAGHERGARRAN	PONY FIELDS	PORT ERIN	IOM	1,546
MS RUTH SHARKEY	APARTMENT 1	BROC HALL	DONNYBROOK	DUBLIN 4	2,320
MRS HELEN SIMPSON	32 BRECKEN BANK	TROMODE WOODS	BRADDAN	IOM	2,368
MS ARTHUR SPRING	HAWTHORN LODGE	CLAHANE	TRALEE	CO. KERRY	1,546
LORNA SUTTON	145 VIEWMOUNT PARK	DUNMORE ROAD	WATERFORD		3,094
MS KEIRA SWAN	3 ST. DOMHNACH'S WELL	BALDOYLE ROAD	SUTTON	DUBLIN 13	4,952
MISS KERRY TASKER	26 KEPPELL ROAD	WILLASTON	DOUGLAS	IOM	1,934
MS JILL THOMPSON	14 GLENCAIRN AVENUE	THE GALLOPS	LEOPARDSTOWN	DUBLIN 18	2,476
CLIONA TRACY	7 CASTLEVIEW CLOSE	RIVERSIDE	SWORDS	CO DUBLIN	1,546
MS EMMA TRAYNOR	14 BEECH DRIVE	DUNDRUM	DUBLIN 16		1,546
MS MARIA TREACY	24 ORBY CLOSE	THE GALLOPS	LEOPARDSTOWN	DUBLIN 18	928
MR EOIN WALSH	APT. 20 GILFORD PINES	GILFORD ROAD	SANDYMOUNT	DUBLIN 4	1,082
MR COLIN WILLIAMSON	35 OAK ROAD	PEEL	IOM	IM5 1WB	2,368
				Total	292,740

This form should be lodged with the Revenue Commissioners, Companies Capital Duty Section, Capital Taxes Division, Stamping Building, Dublin Castle, Dublin 2, who will forward it to the Companies Registration Office.

Companies Registration Office
Companies Capital Duty

IN FULL No.
10 FEB 2006 4 5 6
Companies Acts 1963 to 2005
COMPANIES REGISTRATION OFFICE

3328

Return of allotments

Section 58, Companies Act, 1963
Sections 114 to 122, Stamp Duties Consolidation Act, 1999

The return must be delivered within one month after the allotment

Company Number
22045

B5
Euro

Company name *in full*
ANGLO IRISH BANK CORPORATION PUBLIC LIMITED COMPANY ~~Limited~~

Effective centre of management if outside the State

Registered office
Stephen Court, 18/21 Stephen's Green, Dublin 2

Note One
The period between the first and last dates should not exceed one month

Date of allotment(s)
notes one and two

made on 26 January 2006
or made from. ______ to ______

Note Two
When the return includes several allotments made on different dates, the dates of only the first and last of such allotments should be entered and the registration of the return should be effected within one month of the first date

A

Allottees - These details are not required in a case where shares are allotted to the members on a capitalisation or provisionally allotted on a rights issue.

Full name and address	Share Class	Number of shares allotted
Davy Nominees Limited A/C NewIssue Davy House, 49 Dawson Street, Dublin 2	Ordinary 0.16	33,566,275

Presenter's Name
Cliona Joyce
Anglo Irish Bank Corporation Plc

Address
Anglo Irish Bank Corporation Plc
Stephen Court, 18/21 St Stephen's Green, Dublin 2

C.R.O.
08 FEB 2006

Telephone Number 616 2506

Reference BD/CJ/AH

B

Consideration for allotment(s) consists of (tick as appropriate)

Cash ☒ Complete Section C | Non-Cash ☐ Complete Section D | Both Cash and Non-Cash ☐ Complete Sections C & D

Share allotted in consideration of capitalisation of profits or reserves only (Section 116(i) Stamp Duties Consolidation Act, 1999) ☐

Exemption claimed under Section 119 Stamp Duties Consolidation Act, 1999, as amended ☐

Relief claimed in respect of the redemption of shares ☐

C

Allotment(s) for cash consideration

Number of shares	Share class	Nominal value per share	Amount paid or due and payable on each share	Amount paid or due including premium
33,566,275	Ordinary	€0.16	€12.40	€416,221,810

Denomination ____________

Conversion Rate, If any ____________

Total value of consideration: €416,221,810

Enter this amount in page 3 section E1

Note Three
Form 52(in duplicate) or contract in writing (in duplicate) must be filed with Stamps Adjudication Branch, Revenue Commissioners, at the same time as form B5 is filed with Capital Duty Branch, Revenue Commissioners. On its return to the presenter it must then be submitted with filing fee to the Register of Companies pursuant to s.58 Companies Act, 1963.

D

Allotment(s) for non-cash consideration *note three*

Number of shares	Share class	Nominal value per share	Amount to be treated as paid on each share

Full details of consideration

Shares allotted under a Share Placement

Note Four
The total value of the consideration must be stated for allotments for non-cash consideration

Denomination ____________

Conversion Rate, if any ____________

Total value of consideration *note four*

Enter this amount in page 3 section E2

I hereby certify that the particulars contained in this form are correct ☐ Director x☐ Company Secretary

Signature [signature] Date 26 January 2006

Name *Block letters please* Bernard Daly

Presenter: [redacted]
ANGLO IRISH BANK CORPORATION PUBL[redacted]
LIMITED COMPANY
STEPHEN COURT,
18/21, STEPHENS GREEN,
DUBLIN 2.
Contact:
Ailbhe Horgan
(01) 6162561

B10 Submission id: 4542599
B10: Company Number: 22045
Company Name: ANGLO IRISH BANK
CORPORATION PUBLIC LIMITED COMPANY

Send To:
Electronic Filing Section
Companies Registration Office
Parnell House
14 Parnell Square
Dublin 1

Signature Page

B10 - Change of director or secretary details

Signature of the person(s) who is (are) certifying that the information provided is correct.

Signature as Secretary: Bernard Daly

B Daly
Signature

4/02/2006.
Date

Please ensure that the consent page is signed and attached to this signature page.

Legal references:

Collective Citation:
Companies Acts, 1963 to 2003

Attachments: Nil

[redacted] [redacted]

Presenter:
ANGLO IRISH BANK CORPORATION PUBLIC LIMITED COMPANY
STEPHEN COURT,
18/21, STEPHENS GREEN,
DUBLIN 2.
Contact:
Ailbhe Horgan
(01) 6162561

B10 Submission id: 4542599
B10: Company Number: 22045
Company Name: ANGLO IRISH BANK CORPORATION PUBLIC LIMITED COMPANY

Send To:
Electronic Filing Section
Companies Registration Office
Parnell House
14 Parnell Square
Dublin 1

Consent Page

I hereby consent to act for: ANGLO IRISH BANK CORPORATION PUBLIC LIMITED COMPANY

as (please tick):

[✓] director of the aforementioned company and I acknowledge that as director I have legal duties and obligations imposed by the Companies Acts, other enactments and at common law.

[ ] secretary of the aforementioned company and I acknowledge that as secretary I have legal duties and obligations imposed by the Companies Acts.

Signature of Declan Quilligan

6/2/2006
Date

COMPANIES REGISTRATION OFFICE

B10 Submission id: 4542599

B10 - Change of director or secretary details

Add director / secretary

Notice of change of directors or secretaries or in their particulars

Date change(s) take(s) effect 26 January 2006

Company details

Company number 22045

Company name ANGLO IRISH BANK CORPORATION PUBLIC LIMITED COMPANY

Give notice of the following change(s)

1

Type of event Commencement of relationship

Type of relationship Director

Particulars of director / secretary (1)

1 Commencement of relationship Director

Type of entity Irish resident individual

Individual details

Surname Quilligan

Forename Declan

Nationality IRELAND

Date of birth 24 July 1963

Business occupation Banker

Address 22 Clonfadda Wood
Mount Merrion Avenue
Blackrock
Co Dublin

Particulars of persons verifying the contents of the form

Details of Person(s) who are certifying that the information provided is correct

Type of Signature Signature as Secretary

Type of entity Irish resident individual

Individual details

Surname Daly

Forename Bernard

Particulars of the presenter

Reference

Reference Number	BD/CJ/AH

Presenter details

Type of entity	Irish registered Company
Name	ANGLO IRISH BANK CORPORATION PUBLIC LIMITED COMPANY
Address	STEPHEN COURT, 18/21, STEPHENS GREEN, DUBLIN 2.
E-mail address	ailbhehorgan@angloirishbank.ie
Telephone number	(01) 6162561
Fax number	(01) 6162456

Legal references

Collective Citation:
Companies Acts, 1963 to 2003

Legal Function Performed:
Notice of change of directors or secretaries or in their particulars
Act: Companies Act, 1963
Section: 195
Act: Companies Act, 1990
Section: 51

This form should be lodged with the Revenue Commissioners, Companies Capital Duty Section, Capital Taxes Division, Stamping Building, Dublin Castle, Dublin 2, who will forward it to the Companies Registration Office.

Companies Registration Office
Companies Capital Duty

Return of allotments

Companies Acts 1963 to 2005

Section 58, Companies Act, 1963
Sections 114 to 122, Stamp Duties Consolidation Act, 1999

The return must be delivered within one month after the allotment

Company Number
22045

B5
Euro

IN ... FULL ...
18 JAN 2006 4 5 2 9587
COMPANIES REGISTRATION OFFICE

Company name *in full*
ANGLO IRISH BANK CORPORATION PUBLIC LIMITED COMPANY ~~Limited~~

Effective centre of management if outside the State

Registered office
Stephen Court, 18/21 Stephen's Green, Dublin 2

Note One
The period between the first and last dates should not exceed one month

Date of allotment(s)
notes one and two

made on 03 January 2006

or made from ______ to ______

Note Two
When the return includes several allotments made on different dates, the dates of only the first and last of such allotments should be entered and the registration of the return should be effected within one month of the first date

A

Allottees - These details are not required in a case where shares are allotted to the members on a capitalisation or provisionally allotted on a rights issue.

Full name and address	Share Class	Number of shares allotted
Mr Terence Carroll 7 Kincorra Road Clontarf Dublin 3	Ordinary 0.16	18,200

Presenter's Name
Cliona Joyce
Anglo Irish Bank Corporation Plc

Address
Anglo Irish Bank Corporation Plc
Stephen Court, 18/21 St Stephen's Green, Dublin 2

Telephone Number 616 2506

Reference BD/CJ/AH

B

Consideration for allotment(s) consists of (tick as appropriate)

Cash ☒ Complete Section C | Non-Cash ☐ Complete Section D | Both Cash and Non-Cash ☐ Complete Sections C & D

Share allotted in consideration of capitalisation of profits or reserves only (Section 116(i) Stamp Duties Consolidation Act, 1999) ☐

Exemption claimed under Section 119 Stamp Duties Consolidation Act, 1999, as amended ☐

Relief claimed in respect of the redemption of shares ☐

C

Allotment(s) for cash consideration

Number of shares	Share class	Nominal value per share	Amount paid or due and payable on each share	Amount paid or due including premium
18,200	Ordinary	€0.16	€1.18	€21,476.00

Denomination ______

Conversion Rate, If any ______

Total value of consideration: €21,476.00

Enter this amount in page 3 section E1

Note Three
Form 52(in duplicate) or contract in writing (in duplicate) must be filed with Stamps Adjudication Branch, Revenue Commissioners, at the same time as form B5 is filed with Capital Duty Branch, Revenue Commissioners. On its return to the presenter it must then be submitted with filing fee to the Register of Companies pursuant to s.58 Companies Act, 1963

D

Allotment(s) for non-cash consideration *note three*

Number of shares	Share class	Nominal value per share	Amount to be treated as paid on each share

Full details of consideration

Shares allotted under the Bank's Share Option Scheme

Note Four
The total value of the consideration must be stated for allotments for non-cash consideration

Denomination ______

Conversion Rate, if any ______

Total value of consideration *note four* [ ]

Enter this amount in page 3 section E2

I hereby certify that the particulars contained in this form are correct ☐ Director x☐ Company Secretary

Signature [signature] Date 17 January 2006

Name *Block letters please* Bernard Daly

This form should be lodged with the Revenue Commissioners, Companies Capital Duty Section, Capital Taxes Division, Stamping Building, Dublin Castle, Dublin 2, who will forward it to the Companies Registration Office.

Companies Registration Office
Companies Capital Duty

Return of allotments

Companies Acts 1963 to 2005

Section 58, Companies Act, 1963
Sections 114 to 122, Stamp Duties Consolidation Act, 1999

The return must be delivered within one month after the allotment

FEE PAID IN FULL
18 JAN 2006 4 529586
COMPANIES REGISTRATION OFFICE

Company Number
22045

B5
Euro

Company name *in full*
ANGLO IRISH BANK CORPORATION PUBLIC LIMITED COMPANY ~~Limited~~

Effective centre of management if outside the State

Registered office
Stephen Court, 18/21 Stephen's Green, Dublin 2

Note One
The period between the first and last dates should not exceed one month

Date of allotment(s)
notes one and two

made on 30 December 2005

or made from ______ to ______

Note Two
When the return includes several allotments made on different dates, the dates of only the first and last of such allotments should be entered and the registration of the return should be effected within one month of the first date

A

Allottees - These details are not required in a case where shares are allotted to the members on a capitalisation or provisionally allotted on a rights issue.

Full name and address	Share Class	Number of shares allotted
Ms Aisling Kane 49 Peaks Hill Purley Surrey CR8 3JJ England	Ordinary 0.16	25,000

Presenter's Name
Cliona Joyce
Anglo Irish Bank Corporation Plc

Address
Anglo Irish Bank Corporation Plc
Stephen Court, 18/21 St Stephen's Green, Dublin 2

Telephone Number 616 2506

Reference BD/CJ/AH

B

Consideration for allotment(s) consists of (tick as appropriate)

Cash ☒ Complete Section C | Non-Cash ☐ Complete Section D | Both Cash and Non-Cash ☐ Complete Sections C & D

Share allotted in consideration of capitalisation of profits or reserves only (Section 116(i) Stamp Duties Consolidation Act, 1999) ☐

Exemption claimed under Section 119 Stamp Duties Consolidation Act, 1999, as amended ☐

Relief claimed in respect of the redemption of shares ☐

C

Allotment(s) for cash consideration

Number of shares	Share class	Nominal value per share	Amount paid or due and payable on each share	Amount paid or due including premium
25,000	Ordinary	€0.16	€2.94	€73,500.00

Denomination ____________

Conversion Rate, If any ____________

Total value of consideration: €73,500.00

Enter this amount in page 3 section E1

Note Three
Form 52(in duplicate) or contract in writing (in duplicate) must be filed with Stamps Adjudication Branch, Revenue Commissioners at the same time as form B5 is filed with Capital Duty Branch, Revenue Commissioners. On its return to the presenter it must then be submitted with filing fee to the Register of Companies pursuant to s.58 Companies Act, 1963.

D

Allotment(s) for non-cash consideration *note three*

Number of shares	Share class	Nominal value per share	Amount to be treated as paid on each share

Full details of consideration

Shares allotted under the Bank's Share Options Scheme

Note Four
The total value of the consideration must be stated for allotments for non-cash consideration

Denomination ____________

Conversion Rate, if any ____________

Total value of consideration *note four*

Enter this amount in page 3 section E2

I hereby certify that the particulars contained in this form are correct ☐ Director x☐ Company Secretary

Signature [signature] Date 17 January 2006

Name *Block letters please* Bernard Daly

This form should be lodged with the Revenue Commissioners, Companies Capital Duty Section, Capital Taxes Division, Stamping Building, Dublin Castle, Dublin 2. who will forward it to the Companies Registration Office.

Companies Registration Office
Companies Capital Duty

Return of allotments

Companies Acts 1963 to 2005

Section 58, Companies Act, 1963
Sections 114 to 122, Stamp Duties Consolidation Act, 1999

The return must be delivered within one month after the allotment

Company Number
22045

18 JAN 2006 4 5 29583

COMPANIES REGISTRATION OFFICE

B5
Euro

Company name *in full*
ANGLO IRISH BANK CORPORATION PUBLIC LIMITED COMPANY ~~Limited~~

Effective centre of management if outside the State

Registered office
Stephen Court, 18/21 Stephen's Green, Dublin 2

Note One
The period between the first and last dates should not exceed one month

Date of allotment(s)
notes one and two

made on 14 December 2005

or made from ______ to ______

Note Two
When the return includes several allotments made on different dates, the dates of only the first and last of such allotments should be entered and the registration of the return should be effected within one month of the first date

A

Allottees - These details are not required in a case where shares are allotted to the members on a capitalisation or provisionally allotted on a rights issue.

C. R. O.
18 JAN 2006

Full name and address	Share Class	Number of shares allotted
Michael Campbell Calle Athenea 91 Los Narejos 30710 Los Allazares Murcia Spain	Ordinary 0.16	83,200
Suzie Cruess-Callaghan 81 Candahar Road Battersea London SW11 2QA	Ordinary €0.16	25,000

Presenter's Name
Cliona Joyce
Anglo Irish Bank Corporation Plc

Address
Anglo Irish Bank Corporation Plc
Stephen Court, 18/21 St Stephen's Green, Dublin 2

Telephone Number 616 2506

Reference BD/CJ/AH

Cash ☒ Complete Section C | Non-Cash ☐ Complete Section D | Both Cash and Non-Cash ☐ Complete Sections C & D

Share allotted in consideration of capitalisation of profits or reserves only (Section 116(i) Stamp Duties Consolidation Act, 1999) ☐

Exemption claimed under Section 119 Stamp Duties Consolidation Act, 1999, as amended ☐

Relief claimed in respect of the redemption of shares ☐

C

Allotment(s) for cash consideration

Number of shares	Share class	Nominal value per share	Amount paid or due and payable on each share	Amount paid or due including premium
83,200	Ordinary	€0.16	€1.18	€98,176.00
25,000	Ordinary	€0.16	€2.94	€73,500.00

Denomination

Conversion Rate, If any

Total value of consideration: €171,676.00

Enter this amount in page 3 section E1

Note Three
Form 52(in duplicate) or contract in writing (in duplicate) must be filed with Stamps Adjudication Branch, Revenue Commissioners, at the same time as form B5 is filed with Capital Duty Branch, Revenue Commissioners. On its return to the presenter it must then be submitted with filing fee to the Register of Companies pursuant to s.58 Companies Act, 1963.

D

Allotment(s) for non-cash consideration *note three*

Number of shares	Share class	Nominal value per share	Amount to be treated as paid on each share

Full details of consideration

Shares allotted under the Bank's Share Options Scheme

Note Four
The total value of the consideration must be stated for allotments for non-cash consideration

Denomination

Conversion Rate, if any

Total value of consideration *note four*

Enter this amount in page 3 section E2

I hereby certify that the particulars contained in this form are correct ☐ Director x☐ Company Secretary

Signature [signature] Date 17 January 2006

Name *Block letters please* Bernard Daly

This form should be lodged with the Revenue Commissioners, Companies Capital Duty Section, Capital Taxes Division, Stamping Building, Dublin Castle, Dublin 2, who will forward it to the Companies Registration Office.

Companies Registration Office
Companies Capital Duty

Return of allotments

Companies Acts 1963 to 2005

Section 58, Companies Act, 1963
Sections 114 to 122, Stamp Duties Consolidation Act, 1999

The return must be delivered within one month after the allotment

Company Number
22045

B5
Euro

IN ... 18 JAN 2006 4 52 9592
COMP... REG... RATION OFFICE

Company name *in full*
ANGLO IRISH BANK CORPORATION PUBLIC LIMITED COMPANY ~~Limited~~

Effective centre of management if outside the State

Registered office
Stephen Court, 18/21 Stephen's Green, Dublin 2

Note One
The period between the first and last dates should not exceed one month

Date of allotment(s)
notes one and two

made on 15 December 2005

or made from ______ to ______

Note Two
When the return includes several allotments made on different dates, the dates of only the first and last of such allotments should be entered and the registration of the return should be effected within one month of the first date

A

Allottees - These details are not required in a case where shares are allotted to the members on a capitalisation or provisionally allotted on a rights issue.

Full name and address	Share Class	Number of shares allotted
Sean Ryman 35 Hillcourt Road, Glenageary, Co Dublin	Ordinary 0.16	902
Shane Morrissey 25 Ravenswood Avenue, Castaheaney, Dublin 15	Ordinary 0.16	9,702

Presenter's Name
Cliona Joyce
Anglo Irish Bank Corporation Plc

Address
Anglo Irish Bank Corporation Plc
Stephen Court, 18/21 St Stephen's Green, Dublin 2

Telephone Number 616 2506

Reference BD/CJ/AH

B

Consideration for allotment(s) consists of (tick as appropriate)

Cash ☒ Complete Section C	Non-Cash ☐ Complete Section D	Both Cash and Non-Cash ☐ Complete Sections C & D

Share allotted in consideration of capitalisation of profits or reserves only (Section 116(i) Stamp Duties Consolidation Act, 1999) ☐

Exemption claimed under Section 119 Stamp Duties Consolidation Act, 1999, as amended ☐

Relief claimed in respect of the redemption of shares ☐

C

Allotment(s) for cash consideration

Number of shares	Share class	Nominal value per share	Amount paid or due and payable on each share	Amount paid or due including premium
902	Ordinary	€0.16	€4.51	€4,068.02
8,938	Ordinary	€0.16	€0.89625	€8,010.68
652	Ordinary	€0.16	€4.51	€2,940.52
112	Ordinary	€0.16	€7.135	€799.12

Denomination ______

Conversion Rate, If any ______

Total value of consideration: €15,818.34

Enter this amount in page 3 section E1

Note Three
Form 52(in duplicate) or contract in writing (in duplicate) must be filed with Stamps Adjudication Branch, Revenue Commissioners, at the same time as form B5 is filed with Capital Duty Branch, Revenue Commissioners. On its return to the presenter it must then be submitted with filing fee to the Register of Companies pursuant to s 58 Companies Act, 1953

D

Allotment(s) for non-cash consideration *note three*

Number of shares	Share class	Nominal value per share	Amount to be treated as paid on each share

Full details of consideration

Shares allotted under the Bank's approved SAYE Scheme

Note Four
The total value of the consideration must be stated for allotments for non-cash consideration

Denomination ______

Conversion Rate, if any ______

Total value of consideration *note four* [ ]

Enter this amount in page 3 section E2

I hereby certify that the particulars contained in this form are correct ☐ Director x☐ Company Secretary

Signature [signature] Date 17 January 2006

Name *Block letters please* Bernard Daly

This form should be lodged with the Revenue Commissioners, Companies Capital Duty Section, Capital Taxes Division, Stamping Building, Dublin Castle, Dublin 2, who will forward it to the Companies Registration Office.

Companies Registration Office
Companies Capital Duty

Return of allotments

Companies Acts 1963 to 2005

Section 58, Companies Act, 1963
Sections 114 to 122, Stamp Duties Consolidation Act, 1999

The return must be delivered within one month after the allotment

Company Number
22045

B5

Euro

FEE [illegible] RECEIPT IN [illegible]
18 JAN 2006 4 529591
COMPA[illegible] REGI[illegible]RATION OFFICE

Company name *in full*
ANGLO IRISH BANK CORPORATION PUBLIC LIMITED COMPANY ~~Limited~~

Effective centre of management if outside the State

Registered office
Stephen Court, 18/21 Stephen's Green, Dublin 2

Note One
The period between the first and last dates should not exceed one month

Date of allotment(s)
notes one and two

made on 22 December 2005

or made from ______ to ______

Note Two
When the return includes several allotments made on different dates, the dates of only the first and last of such allotments should be entered and the registration of the return should be effected within one month of the first date

A

Allottees - These details are not required in a case where shares are allotted to the members on a capitalisation or provisionally allotted on a rights issue.

Full name and address	Share Class	Number of shares allotted
Ms Brendan Myers Richill, Lisnagarry, Co Limerick	Ordinary 0.16	18,702

Presenter's Name
Cliona Joyce
Anglo Irish Bank Corporation Plc

Address
Anglo Irish Bank Corporation Plc
Stephen Court, 18/21 St Stephen's Green, Dublin 2

Telephone Number 616 2506

Reference BD/CJ/AH

B

Consideration for allotment(s) consists of (tick as appropriate)

Cash ☒ Complete Section C | Non-Cash ☐ Complete Section D | Both Cash and Non-Cash ☐ Complete Sections C & D

Share allotted in consideration of capitalisation of profits or reserves only (Section 116(i) Stamp Duties Consolidation Act, 1999) ☐

Exemption claimed under Section 119 Stamp Duties Consolidation Act, 1999, as amended ☐

Relief claimed in respect of the redemption of shares ☐

C

Allotment(s) for cash consideration

Number of shares	Share class	Nominal value per share	Amount paid or due and payable on each share	Amount paid or due including premium
18,702	Ordinary	€0.16	€0.89625	€16,761.66

Denomination

Conversion Rate, If any

Total value of consideration: €16,761.66

Enter this amount in page 3 section E1

Note Three
Form 52(in duplicate) or contract in writing (in duplicate) must be filed with Stamps Adjudication Branch, Revenue Commissioners, at the same time as form B5 is filed with Capital Duty Branch, Revenue Commissioners. On its return to the presenter it must then be submitted with filing fee to the Register of Companies pursuant to s.58 Companies Act, 1963.

D

Allotment(s) for non-cash consideration *note three*

Number of shares	Share class	Nominal value per share	Amount to be treated as paid on each share

Full details of consideration

Shares allotted under the Bank's approved SAYE Scheme

Note Four
The total value of the consideration must be stated for allotments for non-cash consideration

Denomination

Conversion Rate, if any

Total value of consideration *note four*

Enter this amount in page 3 section E2

I hereby certify that the particulars contained in this form are correct ☐ Director x☐ Company Secretary

Signature [signature] Date 17 January 2006

Name *Block letters please* Bernard Daly

This form should be lodged with the Revenue Commissioners, Companies Capital Duty Section, Capital Taxes Division, Stamping Building, Dublin Castle, Dublin 2, who will forward it to the Companies Registration Office.

Companies Registration Office
Companies Capital Duty

Return of allotments

Companies Acts 1963 to 2005

Section 58, Companies Act, 1963
Sections 114 to 122, Stamp Duties Consolidation Act, 1999

The return must be delivered within one month after the allotment

18 JAN 2006 4 52 8590

COMPANIES REGISTRATION OFFICE

Company Number
22045

B5

Euro

Company name *in full*
ANGLO IRISH BANK CORPORATION PUBLIC LIMITED COMPANY ~~Limited~~

Effective centre of management if outside the State

Registered office
Stephen Court, 18/21 Stephen's Green, Dublin 2

Note One
The period between the first and last dates should not exceed one month

Date of allotment(s)
notes one and two

made on 13 January 2006

or made from ______ to ______

Note Two
When the return includes several allotments made on different dates, the dates of only the first and last of such allotments should be entered and the registration of the return should be effected within one month of the first date

A

Allottees - These details are not required in a case where shares are allotted to the members on a capitalisation or provisionally allotted on a rights issue.

Full name and address	Share Class	Number of shares allotted
Ms Louise Stafford 31 Manor Road, Middleton, Manchester, M24 1LJ	Ordinary 0.16	1,152

Presenter's Name
Cliona Joyce
Anglo Irish Bank Corporation Plc

Address
Anglo Irish Bank Corporation Plc
Stephen Court, 18/21 St Stephen's Green, Dublin 2

Telephone Number 616 2506

Reference BD/CJ/AH

B

Consideration for allotment(s) consists of (tick as appropriate)

Cash ☒ Complete Section C | Non-Cash ☐ Complete Section D | Both Cash and Non-Cash ☐ Complete Sections C & D

Share allotted in consideration of capitalisation of profits or reserves only (Section 116(i) Stamp Duties Consolidation Act, 1999) ☐

Exemption claimed under Section 119 Stamp Duties Consolidation Act, 1999, as amended ☐

Relief claimed in respect of the redemption of shares ☐

C

Allotment(s) for cash consideration

Number of shares	Share class	Nominal value per share	Amount paid or due and payable on each share	Amount paid or due including premium
1,152	Ordinary	€0.16	€2.40	€2,772.74

Denomination ______

Conversion Rate, If any ______

Total value of consideration: €2,772.74

Enter this amount in page 3 section E1

Note Three
Form 52(in duplicate) or contract in writing (in duplicate) must be filed with Stamps Adjudication Branch, Revenue Commissioners, at the same time as form B5 is filed with Capital Duty Branch, Revenue Commissioners. On its return to the presenter it must then be submitted with filing fee to the Register of Companies pursuant to s.58 Companies Act, 1963.

D

Allotment(s) for non-cash consideration *note three*

Number of shares	Share class	Nominal value per share	Amount to be treated as paid on each share

Full details of consideration

Shares allotted under the Bank's approved SAYE Scheme

Note Four
The total value of the consideration must be stated for allotments for non-cash consideration

Denomination

Conversion Rate, if any ______

Total value of consideration *note four*

Enter this amount in page 3 section E2

I hereby certify that the particulars contained in this form are correct ☐ Director x☐ Company Secretary

Signature [signature] Date 17 January 2006

Name *Block letters please* Bernard Daly

This form should be lodged with the Revenue Commissioners, Companies Capital Duty Section, Capital Taxes Division, Stamping Building, Dublin Castle, Dublin 2, who will forward it to the Companies Registration Office.

Companies Registration Office
Companies Capital Duty

FEE IN FULL
18 JAN 2006 4 52 8589
COMPANIES REGISTRATION OFFICE

Return of allotments

Section 58, Companies Act, 1963
Sections 114 to 122, Stamp Duties Consolidation Act, 1999

The return must be delivered within one month after the allotment

Companies Acts 1963 to 2005

Company Number
22045

B5
Euro

Company name *in full*
ANGLO IRISH BANK CORPORATION PUBLIC LIMITED COMPANY ~~Limited~~

Effective centre of management if outside the State

Registered office
Stephen Court, 18/21 Stephen's Green, Dublin 2

Note One
The period between the first and last dates should not exceed one month

Date of allotment(s) made on 11 January 2006
notes one and two
or made from ______ to ______

Note Two
When the return includes several allotments made on different dates, the dates of only the first and last of such allotments should be entered and the registration of the return should be effected within one month of the first date

A

Allottees - These details are not required in a case where shares are allotted to the members on a capitalisation or provisionally allotted on a rights issue.

Full name and address	Share Class	Number of shares allotted
Mr Brian Linehan 1 Sellbourne Park Frant,Tunbridge Wells Kent,TN3 9DG England	Ordinary 0.16	124,900
Mr Ronan Murphy 43 Clonkeen Road Blackrock Co. Dublin.	Ordinary 0.16	50,000

Presenter's Name
Cliona Joyce
Anglo Irish Bank Corporation Plc

Address
Anglo Irish Bank Corporation Plc
Stephen Court, 18/21 St Stephen's Green, Dublin 2

Telephone Number 616 2506

Reference BD/CJ/AH

B

Consideration for allotment(s) consists of (tick as appropriate)

Cash ☒ Complete Section C | Non-Cash ☐ Complete Section D | Both Cash and Non-Cash ☐ Complete Sections C & D

Share allotted in consideration of capitalisation of profits or reserves only (Section 116(i) Stamp Duties Consolidation Act, 1999) ☐

Exemption claimed under Section 119 Stamp Duties Consolidation Act, 1999, as amended ☐

Relief claimed in respect of the redemption of shares ☐

C

Allotment(s) for cash consideration

Number of shares	Share class	Nominal value per share	Amount paid or due and payable on each share	Amount paid or due including premium
174,900	Ordinary	€0.16	€1.18	€206,382 00

Denomination ____________

Conversion Rate, If any ____________

Total value of consideration: €206,382.00

Enter this amount in page 3 section E1

Note Three
Form 52(in duplicate) or contract in writing (in duplicate) must be filed with Stamps Adjudication Branch, Revenue Commissioners, at the same time as form B5 is filed with Capital Duty Branch, Revenue Commissioners. On its return to the presenter it must then be submitted with filing fee to the Register of Companies pursuant to s 58 Companies Act, 1963

D

Allotment(s) for non-cash consideration *note three*

Number of shares	Share class	Nominal value per share	Amount to be treated as paid on each share

Full details of consideration

Shares allotted under the Bank's Share Option Scheme

Note Four
The total value of the consideration must be stated for allotments for non-cash consideration

Denomination ____________

Conversion Rate, if any ____________

Total value of consideration *note four*

Enter this amount in page 3 section E2

I hereby certify that the particulars contained in this form are correct ☐ Director x☐ Company Secretary

Signature [signature] Date 17 January 2006

Name *Block letters please* Bernard Daly

This form should be lodged with the Revenue Commissioners, Companies Capital Duty Section, Capital Taxes Division, Stamping Building, Dublin Castle, Dublin 2, who will forward it to the Companies Registration Office.

Companies Registration Office
Companies Capital Duty

Return of allotments

Companies Acts 1963 to 2005

Section 58, Companies Act, 1963
Sections 114 to 122, Stamp Duties Consolidation Act, 1999

The return must be delivered within one month after the allotment

18 JAN 2006 4 52 9588

COMPANIES REGISTRATION OFFICE

Company Number
22045

B5
Euro

Company name *in full*
ANGLO IRISH BANK CORPORATION PUBLIC LIMITED COMPANY ~~Limited~~

Effective centre of management if outside the State

Registered office
Stephen Court, 18/21 Stephen's Green, Dublin 2

Note One
The period between the first and last dates should not exceed one month

Date of allotment(s)
notes one and two

made on 10 January 2006

or made from ______ to ______

Note Two
When the return includes several allotments made on different dates, the dates of only the first and last of such allotments should be entered and the registration of the return should be effected within one month of the first date

A

Allottees - These details are not required in a case where shares are allotted to the members on a capitalisation or provisionally allotted on a rights issue.

Full name and address	Share Class	Number of shares allotted
Mr Cyril Boyd Sycamore Lodge Killakee Rathfarnham Dublin 16	Ordinary 0.16	25,000

Presenter's Name
Cliona Joyce
Anglo Irish Bank Corporation Plc

Address
Anglo Irish Bank Corporation Plc
Stephen Court, 18/21 St Stephen's Green, Dublin 2

Telephone Number 616 2506

Reference BD/CJ/AH

B

Consideration for allotment(s) consists of (tick as appropriate)

Cash ☒ Complete Section C	Non-Cash ☐ Complete Section D	Both Cash and Non-Cash ☐ Complete Sections C & D

Share allotted in consideration of capitalisation of profits or reserves only (Section 116(i) Stamp Duties Consolidation Act, 1999) ☐

Exemption claimed under Section 119 Stamp Duties Consolidation Act, 1999, as amended ☐

Relief claimed in respect of the redemption of shares ☐

C

Allotment(s) for cash consideration

Number of shares	Share class	Nominal value per share	Amount paid or due and payable on each share	Amount paid or due including premium
25,000	Ordinary	€0.16	€1.18	€29,500.00

Denomination ____________

Conversion Rate, If any ____________

Total value of consideration €29,500.00

Enter this amount in page 3 section E1

Note Three
Form 52(in duplicate) or contract in writing (in duplicate) must be filed with Stamps Adjudication Branch, Revenue Commissioners, at the same time as form B5 is filed with Capital Duty Branch, Revenue Commissioners. On its return to the presenter it must then be submitted with filing fee to the Register of Companies pursuant to s.58 Companies Act, 1963.

D

Allotment(s) for non-cash consideration *note three*

Number of shares	Share class	Nominal value per share	Amount to be treated as paid on each share

Full details of consideration

Shares allotted under the Bank's Share Option Scheme

Note Four
The total value of the consideration must be stated for allotments for non-cash consideration

Denomination ____________

Conversion Rate, if any ____________

Total value of consideration *note four* [ ]

Enter this amount in page 3 section E2

I hereby certify that the particulars contained in this form are correct ☐ Director x☐ Company Secretary

Signature [signature] Date 17 January 2006

Name *Block letters please* Bernard Daly

Presenter:
ANGLO IRISH BANK CORPORATION PUBLI[redacted]
LIMITED COMPANY
STEPHEN COURT,
18/21, STEPHENS GREEN,
DUBLIN 2.
Contact:
Ailbhe Horgan
(01) 6162561

B10 Submission id: 4515467
B10: Company Number: 22045
Company Name: ANGLO IRISH BANK
CORPORATION PUBLIC LIMITED COMPANY

Send To:
Electronic Filing Section
Companies Registration Office
Parnell House
14 Parnell Square
Dublin 1

Signature Page

B10 - Change of director or secretary details

Signature of the person(s) who is (are) certifying that the information provided is correct.

Signature as Secretary: Bernard Daly

B Daly
Signature

9/01/2006
Date

Legal references:

Collective Citation:
Companies Acts, 1963 to 2003

Attachments: Nil

[redacted]

COMPANIES REGISTRATION OFFICE

B10 Submission id: 4515467

B10 - Change of director or secretary details

Add director / secretary

Notice of change of directors or secretaries or in their particulars

Date change(s) take(s) effect 31 December 2005

Company details

Company number 22045

Company name ANGLO IRISH BANK CORPORATION PUBLIC LIMITED COMPANY

Give notice of the following change(s)

1

Type of event Termination of relationship

Type of relationship Director

Particulars of director / secretary (1)

1 Termination of relationship Director

Type of entity Individual resident abroad

Individual details

Surname Rowan

Forename John

Particulars of persons verifying the contents of the form

Details of Person(s) who are certifying that the information provided is correct

Type of Signature Signature as Secretary

Type of entity Irish resident individual

Individual details

Surname Daly

Forename Bernard

Particulars of the presenter

Reference

Reference Number	BD/CJ/AH

Presenter details

Type of entity	Irish registered Company
Name	ANGLO IRISH BANK CORPORATION PUBLIC LIMITED COMPANY
Address	STEPHEN COURT, 18/21, STEPHENS GREEN, DUBLIN 2.
E-mail address	ailbhehorgan@angloirishbank.ie
Telephone number	(01) 6162561
Fax number	(01) 6162456

Legal references

Collective Citation:
Companies Acts, 1963 to 2003

Legal Function Performed:
Notice of change of directors or secretaries or in their particulars
Act: Companies Act, 1963
Section: 195
Act: Companies Act, 1990
Section: 51

This form should be lodged with the Revenue Commissioners, Companies Capital Duty Section, Capital Taxes Division, Stamping Building, Dublin Castle, Dublin 2, who will forward it to the Companies Registration Office.

Companies Registration Office
Companies Capital Duty

19 DEC 2005 4 4 9 315

Return of allotments

Companies Acts 1963 to 2005

Section 58, Companies Act, 1963
Sections 114 to 122, Stamp Duties Consolidation Act, 1999

The return must be delivered within one month after the allotment

Company Number
22045

B5
Euro

Company name *in full*
ANGLO IRISH BANK CORPORATION PUBLIC LIMITED COMPANY ~~Limited~~

Effective centre of management if outside the State

Registered office
Stephen Court, 18/21 Stephen's Green, Dublin 2

REVENUE COMMISSIONERS 19 DEC 2005 COMPANIES CAPITAL DUTY

Note One
The period between the first and last dates should not exceed one month

Date of allotment(s)
notes one and two
made on 29 November 2005
or made from ______ to ______

Note Two
When the return includes several allotments made on different dates, the dates of only the first and last of such allotments should be entered and the registration of the return should be effected within one month of the first date

A

Allottees - These details are not required in a case where shares are allotted to the members on a capitalisation or provisionally allotted on a rights issue.

Full name and address	Share Class	Number of shares allotted
Joe Galligan 30 Watson Avenue Killiney Co. Dublin	Ordinary 0.16	11,606.00

Presenter's Name
Cliona Joyce
Anglo Irish Bank Corporation Plc

Address
Anglo Irish Bank Corporation Plc
Stephen Court, 18/21 St Stephen's Green, Dublin 2

Telephone Number 616 2506

Reference BD/CJ/AH

B

Consideration for allotment(s) consists of (tick as appropriate)

Cash ☒ Complete Section C | Non-Cash ☐ Complete Section D | Both Cash and Non-Cash ☐ Complete Sections C & D

Share allotted in consideration of capitalisation of profits or reserves only (Section 116(i) Stamp Duties Consolidation Act, 1999) ☐

Exemption claimed under Section 119 Stamp Duties Consolidation Act, 1999, as amended ☐

Relief claimed in respect of the redemption of shares ☐

C

Allotment(s) for cash consideration

Number of shares	Share class	Nominal value per share	Amount paid or due and payable on each share	Amount paid or due including premium
2,668	Ordinary	€0.16	€2.455	€6,549.94
8,938	Ordinary	€0.16	€0.89625	€8,010.683

Denomination

Conversion Rate, If any

Total value of consideration: €14,560.62

Enter this amount in page 3 section E1

Note Three
Form 52(in duplicate) or contract in writing (in duplicate) must be filed with Stamps Adjudication Branch, Revenue Commissioners at the same time as form B5 is filed with Capital Duty Branch, Revenue Commissioners. On its return to the presenter it must then be submitted with filing fee to the Register of Companies pursuant to s.58 Companies Act, 1963.

D

Allotment(s) for non-cash consideration *note three*

Number of shares	Share class	Nominal value per share	Amount to be treated as paid on each share

Full details of consideration

Shares allotted under the Bank's Share Options Scheme

Note Four
The total value of the consideration must be stated for allotments for non-cash consideration

Denomination

Conversion Rate, if any

Total value of consideration *note four*

Enter this amount in page 3 section E2

I hereby certify that the particulars contained in this form are correct ☐ Director x☐ Company Secretary

Signature [signature] Date 6 December 2005

Name *Block letters please* Bernard Daly

This form should be lodged with the Revenue Commissioners, Companies Capital Duty Section, Capital Taxes Division, Stamping Building, Dublin Castle, Dublin 2, who will forward it to the Companies Registration Office.

Companies Registration Office
Companies Capital Duty

19 DEC 2005 4 4 99314

COMPANIES REGISTRATION OFFICE

Return of allotments

Companies Acts 1963 to 2005

Section 58, Companies Act, 1963
Sections 114 to 122, Stamp Duties Consolidation Act, 1999

The return must be delivered within one month after the allotment

Company Number
22045

B5

Euro

COMMISSIONERS ACCOUNT
- 9 DEC 2005
CAPITAL DUTY

Company name *in full*
ANGLO IRISH BANK CORPORATION PUBLIC LIMITED COMPANY Limited

Effective centre of management if outside the State

Registered office
Stephen Court, 18/21 Stephen's Green, Dublin 2

Note One
The period between the first and last dates should not exceed one month

Date of allotment(s)
notes one and two

made on 2 December 2005

or made from ______ to ______

Note Two
When the return includes several allotments made on different dates, the dates of only the first and last of such allotments should be entered and the registration of the return should be effected within one month of the first date

A

Allottees - These details are not required in a case where shares are allotted to the members on a capitalisation or provisionally allotted on a rights issue.

Full name and address	Share Class	Number of shares allotted
See Attached List	Ordinary 0.16	484,200

COMMISSIONERS ACCOUNT
12 DEC 2005
FEE PAID

Presenter's Name
Cliona Joyce
Anglo Irish Bank Corporation Plc

Address
Anglo Irish Bank Corporation Plc
Stephen Court, 18/21 St Stephen's Green, Dublin 2

Telephone Number 616 2506

Reference BD/CJ/AH

B

Consideration for allotment(s) consists of (tick as appropriate)

Cash ☒ Complete Section C | Non-Cash ☐ Complete Section D | Both Cash and Non-Cash ☐ Complete Sections C & D

Share allotted in consideration of capitalisation of profits or reserves only (Section 116(i) Stamp Duties Consolidation Act, 1999) ☐

Exemption claimed under Section 119 Stamp Duties Consolidation Act, 1999, as amended ☐

Relief claimed in respect of the redemption of shares ☐

C

Allotment(s) for cash consideration

Number of shares	Share class	Nominal value per share	Amount paid or due and payable on each share	Amount paid or due including premium
18,000	Ordinary	€0.16	€1.17	€21,060.00
366,200	Ordinary	€0.16	€1.18	€432,116.00
100,000	Ordinary	€0.16	€2.925	€292,500.00

Denomination Conversion Rate, if any ______

Total value of consideration: €745,676.00

Enter this amount in page 3 section E1

Note Three
Form 52(in duplicate) or contract in writing (in duplicate) must be filed with Stamps Adjudication Branch, Revenue Commissioners, at the same time as form B5 is filed with Capital Duty Branch, Revenue Commissioners. On its return to the presenter it must then be submitted with filing fee to the Register of Companies pursuant to s 58 Companies Act, 1963

D

Allotment(s) for non-cash consideration *note three*

Number of shares	Share class	Nominal value per share	Amount to be treated as paid on each share

Full details of consideration

Shares allotted under the Bank's Share Options Scheme

Note Four
The total value of the consideration must be stated for allotments for non-cash consideration

Denomination ______

Conversion Rate, if any ______

Total value of consideration *note four*

Enter this amount in page 3 section E2

I hereby certify that the particulars contained in this form are correct ☐ Director x☐ Company Secretary

Signature [signature] Date 6 December 2005

Name *Block letters please* Bernard Daly

This form should be lodged with the Revenue Commissioners, Companies Capital Duty Section, Capital Taxes Division, Stamping Building, Dublin Castle, Dublin 2, who will forward it to the Companies Registration Office.

Companies Registration Office

Companies Capital Duty

PAID RECEIVED IN FULL
12 DEC 2005 4 4 3 / / 2 /

Companies Acts, 1963 to 2001

Return of allotments

Section 58, Companies Act, 1963
Section 67 to 75, Finance Act, 1973

Company Number 22045

B5 (Euro)

The return must be delivered within one month after the allotment

Company Name *in full*

ANGLO IRISH BANK CORPORATION PUBLIC LIMITED COMPANY

Effective centre of management if outside the State

Registered Office

STEPHEN COURT, 18/21 STEPHENS GREEN, DUBLIN 2

Note One
The period between the first and last dates should not exceed one month.

Date of allotment(s) *notes one and two* made on 23 November 2005

or made from ______ to ______

REVENUE COMMISSIONERS ACCOUNT 6 DEC 2005 FEE PAID

Note Two
When the return includes several allotments made on different dates, the dates of only the first and last of such allotments should be entered and the registration of the return should be effected within one month of the first date.

A

Allottees - These details are not required in a case where shares are allotted to the members on a capitalisation or provisionally allotted on a rights issue.

Full name and address	Share class	Number of shares allotted
Please see attached list		

REVENUE COMMISSIONERS ACCOUNT 5 DEC 2005 COMPANIES CAPITAL DUTY

Presenter's Name Cliona Joyce

Address Anglo Irish Bank Corporation Plc
Stephen Court, 18/21 Stephens Green, Dublin 2

Telephone 01 616 2506

Reference BD/CJ/CC

coform

ANGLO IRISH BANK - 2000 5 YEAR SAYE SCHEME RELEASES (23 November 2005)

Participants who are exercising and holding shares

C0000003129	MR CYRIL BOYD	SYCAMORE LODGE	KILLAKEE	RATHFARNHAM	DUBLIN 16	23,376
C0000022679	MR GARY BROWN	KAHLENBERGER STRASSE 32 1/	1190 WIEN	AUSTRIA		18,702
C0000030501	MR SIMON BYRNE	19 ESTUARY ROAD	MALAHIDE	CO DUBLIN		23,376
C0000027669	MR DECLAN MCADAMS	13 CHEMIN DU PRUNIER	1218 GRAND-SACONNEX	GENEVA	SWITZERLAND	23,376
C0000003161	MR SHAY MCGILL	42 WOODSIDE	OLD RATHFARNHAM	DUBLIN 14		23,376
C0000027583	MR JOHN O'CONNELL	82 EAGLE VALLEY	ENNISKERRY	CO WICKLOW		23,376
C0000008705	MR MARCUS RYAN	45 ASHDALE ROAD	TERENURE	DUBLIN 6W		23,376
C0000006032	MR JAMES SHAW	78 STILLORGAN HEATH	STILLORGAN	CO DUBLIN		23,376
C0000008708	MR JOHN SPILLANE	8 THE CLOISTERS	NORTH CIRCULAR ROAD	LIMERICK		23,376
C0000013087	MR BRIAN SPILLANE	98 BUTTERFIELD PARK	RATHFARNHAM	DUBLIN 14		14,026
C0000018273	MR MICHAEL DILLON	55 ABBEYVIEW	KINSALE	CO CORK		23,376
C0000018335	MR DAVID HENRY	37 CLIFTONVILLE ROAD	GLASNEVIN	DUBLIN 9		23,376
C0000030510	MR NOEL NEILAN	65 SANDFORD	RANELAGH	DUBLIN 6		23,376
C0000030504	MR BRENDAN FARRELL	OLD ROAD ATHLUMNEY	NAVAN	CO MEATH		11,688
C0000008662	MR BRIAN LINEHAN	1 SELLBOURNE PARK	FRANT	TUNBRIDGE WELLS	KENT TN3 9DG	23,376

Total number of shares over which options will be exercised **324,928**

B

Consideration for allotment(s) consist of *(✓ as appropriate)*

Cash [x] Complete Section C

Non-Cash [ ] Complete Section D

Both Cash and Non-Cash [ ] Complete Sections C & D

Shares allotted in consideration of capitalisation of profits or reserves only (Section 68(1) Finance Act, 1973) [ ]

Exemption claimed under Section 72 Finance Act, 1973, as amended [ ]

Relief claimed in respect of the redemption of shares [ ]

C

Allotment(s) for cash consideration

Number of shares	Share class	Nominal value per share	Amount paid or due and payable on each share	Amount paid or due including premium
324,928	Ordinary	E0.16	E0.89625	E291,216.72

Denomination Euro

Conversion rate, if any

Total value of consideration € 291,216.72

Enter this amount in page 3 section E1

D

Allotment(s) for non-cash consideration

Number of shares	Share class	Nominal value per share	Amount to be treated as paid on each share

Full details of consideration

Shares Allocated under the Approved SAYE Scheme

Denomination

Conversion rate, if any

Total value of consideration *note three* €

Enter this amount in page 3 section E2

Note Three
The total value of the consideration must be stated for allotments for non-cash consideration

I hereby certify that the above particulars contained in this form are correct

[ ] Director [x] Company Secretary

Signature B Daly

Date 23 November 2005

Name *Block letters please*

BERNARD DALY

coform

This form should be lodged with the Revenue Commissioners, Companies Capital Duty Section, Capital Taxes Division, Stamping Building, Dublin Castle, Dublin 2, who will forward it to the Companies Registration Office.

FEE PAID | RECEIPT
IN
12 DEC 2005 4 4 9 / 20

Companies Registration Office
Companies Capital Duty

Companies Acts, 1963 to 2001

Return of allotments

Section 58, Companies Act, 1963
Section 67 to 75, Finance Act, 1973

Company Number: 22045

B5 (Euro)

The return must be delivered within one month after the allotment

Company Name *in full*

ANGLO IRISH BANK CORPORATION PUBLIC LIMITED COMPANY

Effective centre of management if outside the State

Registered Office

Stephen Court, 18/21 Stephen,s Green, Dublin 2

Note One
The period between the first and last dates should not exceed one month.

Date of allotment(s) *notes one and two*

made on 23 November 2005

or made from ____________ to ____________

REVENUE COMMISSIONERS ACCOUNT
6 DEC 2005
FEE PAID

Note Two
When the return includes several allotments made on different dates, the dates of only the first and last of such allotments should be entered and the registration of the return should be effected within one month of the first date.

A

Allottees - These details are not required in a case where shares are allotted to the members on a capitalisation or provisionally allotted on a rights issue.

Full name and address	Share class	Number of shares allotted
Sarah Stafford 111 Rylston Road London, SW6 7HP	Ordinary E0.16	1,730
Michael J Brown 27 Irwin Drive Belfast, BT4 3AR	Ordinary E0.16	1,384
SHANE DONNELLY 29 GLENHOLM PARK BELFAST, BTLQ 68	Ordinary E0.16	3,460
STEPHEN P ASHTON 46 TEESDALE ROAD DARTFORD, DA2 6LD	Ordinary E0.16	1,152

REVENUE COMMISSIONERS ACCOUNT
- 5 DEC 2005
COMPANIES CAPITAL DUTY

Presenter's Name: Cliona Joyce

Address: Anglo Irish Bank Corporation Plc
Stephen Court, 18/21 Stephens Green, Dublin 2

Telephone: 01 616 2506 Reference: BD/CJ/CC

coform

B

Consideration for allotment(s) consist of *(✓ as appropriate)*

Cash [X]	Non-Cash [ ]	Both Cash and Non-Cash [ ]
Complete Section C	Complete Section D	Complete Sections C & D

Shares allotted in consideration of capitalisation of profits or reserves only (Section 68(1) Finance Act, 1973) [ ]

Exemption claimed under Section 72 Finance Act, 1973, as amended [ ]

Relief claimed in respect of the redemption of shares [ ]

C

Allotment(s) for cash consideration

Number of shares	Share class	Nominal value per share	Amount paid or due and payable on each share	Amount paid or due including premium
7,726	Ordinary	E0.16	E2.41	E18,619.66

Denomination Euro

Conversion rate, if any

Total value of consideration € 18,619.66

Enter this amount in page 3 section E1

D

Allotment(s) for non-cash consideration

Number of shares	Share class	Nominal value per share	Amount to be treated as paid on each share

Full details of consideration

Shares Allocated under the Approved SAYE Scheme

Denomination

Conversion rate, if any

Total value of consideration *note three* €

Enter this amount in page 3 section E2

Note Three
The total value of the consideration must be stated for allotments for non-cash consideration

I hereby certify that the above particulars contained in this form are correct

[ ] Director [X] Company Secretary

Signature B Daly

Date 30 November 2005

Name *Block letters please* BERNARD DALY

BERNARD DALY

coform

This form should be lodged with the Revenue Commissioners, Companies Capital Duty Section, Capital Taxes Division, Stamping Building, Dublin Castle, Dublin 2, who will forward it to the Companies Registration Office.

Companies Registration Office
Companies Capital Duty

14 DEC 2005 4 4 31119

Companies Acts, 1963 to 2001

Company Number

22045

B5 (Euro)

Return of allotments

Section 58, Companies Act, 1963
Section 67 to 75, Finance Act, 1973

The return must be delivered within one month after the allotment

Company Name *in full*

ANGLO IRISH BANK CORPORATION PLC

Effective centre of management if outside the State

Registered Office

STEPHEN COURT, 18/21 ST. STEPHEN'S GREEN, DUBLIN 2

Date of allotment(s) *notes one and two* made on 23 November 2005

or made from ______ to ______

Note One
The period between the first and last dates should not exceed one month.

Note Two
When the return includes several allotments made on different dates, the dates of only the first and last of such allotments should be entered and the registration of the return should be effected within one month of the first date.

REVENUE COMMISSIONERS – 5 DEC 2005

A

Allottees - These details are not required in a case where shares are allotted to the members on a capitalisation or provisionally allotted on a rights issue.

Full name and address	Share class	Number of shares allotted
David Murray Kingston Upon Thames KTBB 52, GBR	ORDINARY	228,900
H		

REVENUE ... 6 DEC 2005 FEE PAID

Presenter's Name

CLIONA JOYCE

Address

ANGLO IRISH BANK CORPORATION PLC

18/21 ST. STEPHEN'S GREEN, DUBLIN 2

Telephone 01 616 2506

Reference CJ/BD /CC

coform

B

Consideration for allotment(s) consist of *(✓ as appropriate)*

Cash [X] — Complete Section C

Non-Cash [ ] — Complete Section D

Both Cash and Non-Cash [ ] — Complete Sections C & D

Shares allotted in consideration of capitalisation of profits or reserves only (Section 68(1) Finance Act, 1973) [ ]

Exemption claimed under Section 72 Finance Act, 1973, as amended [ ]

Relief claimed in respect of the redemption of shares [ ]

C

Allotment(s) for cash consideration

Number of shares	Share class	Nominal value per share	Amount paid or due and payable on each share	Amount paid or due including premium
228,900	Ordinary	E0.16	E1.18	E270,102.00

Denomination: Euro

Conversion rate, if any:

Total value of consideration: € 270,102.00

Enter this amount in page 3 section E1

D

Allotment(s) for non-cash consideration

Number of shares	Share class	Nominal value per share	Amount to be treated as paid on each share

Full details of consideration

Shares allocated under the Banks Share Options Scheme

Denomination:

Conversion rate, if any:

Total value of consideration *note three*: €

Enter this amount in page 3 section E2

Note Three
The total value of the consideration must be stated for allotments for non-cash consideration

I hereby certify that the above particulars contained in this form are correct

[ ] Director [X] Company Secretary

Signature B Daly

Date 30 November 2005

Name *Block letters please*

BERNARD DALY

coform

This form should be lodged with the Revenue Commissioners, Companies Capital Duty Section, Capital Taxes Division, Stamping Building, Dublin Castle, Dublin 2, who will forward it to the Companies Registration Office.

Companies Registration Office
Companies Capital Duty

16 NOV 2005 4 4 6 4266

COMPANIES REGISTRATION OFFICE

Return of allotments

Companies Acts 1963 to 2005

Section 58, Companies Act, 1963
Sections 114 to 122, Stamp Duties Consolidation Act, 1999

The return must be delivered within one month after the allotment

Company Number
22045

B5
Euro

Company name *in full*
ANGLO IRISH BANK CORPORATION PUBLIC LIMITED COMPANY ~~Limited~~

Effective centre of management if outside the State

REVENUE COMMISSIONERS ACCOUNT 10 NOV 2005 FEE PAID

Registered office
Stephen Court, 18/21 Stephen's Green, Dublin 2

Note One
The period between the first and last dates should not exceed one month

Date of allotment(s) *notes one and two*
made on 26 October 2005
or made from ______ to ______

Note Two
When the return includes several allotments made on different dates, the dates of only the first and last of such allotments should be entered and the registration of the return should be effected within one month of the first date

A

Allottees - These details are not required in a case where shares are allotted to the members on a capitalisation or provisionally allotted on a rights issue.

Full name and address	Share Class	Number of shares allotted
Des O'Houlihan 8 Palmerstown House Westminster Square 126 Westminster Bridge Road London SE1 8UW UK	Ordinary 0.16	349,800

Presenter's Name
Cliona Joyce
Anglo Irish Bank Corporation Plc

Address
Anglo Irish Bank Corporation Plc
Stephen Court, 18/21 St Stephen's Green, Dublin 2

Telephone Number 616 2506

Reference BD/CJ/AH

B

Consideration for allotment(s) consists of (tick as appropriate)

Cash ☒ Complete Section C	Non-Cash ☐ Complete Section D	Both Cash and Non-Cash ☐ Complete Sections C & D

Share allotted in consideration of capitalisation of profits or reserves only (Section 116(i) Stamp Duties Consolidation Act, 1999) ☐

Exemption claimed under Section 119 Stamp Duties Consolidation Act, 1999, as amended ☐

Relief claimed in respect of the redemption of shares ☐

C

Allotment(s) for cash consideration

Number of shares	Share class	Nominal value per share	Amount paid or due and payable on each share	Amount paid or due including premium
249,800	Ordinary	€0.16	€1.18	€294,764
100,000	Ordinary	€0.16	€4.675	€467,500

Denomination

Total value of consideration: €762,264

Conversion Rate, If any

Enter this amount in page 3 section E1

Note Three
Form 52(in duplicate) or contract in writing (in duplicate) must be filed with Stamps Adjudication Branch, Revenue Commissioners, at the same time as form B5 is filed with Capital Duty Branch, Revenue Commissioners. On its return to the presenter it must then be submitted with filing fee to the Register of Companies pursuant to s 58 Companies Act, 1963

D

Allotment(s) for non-cash consideration *note three*

Number of shares	Share class	Nominal value per share	Amount to be treated as paid on each share

Full details of consideration

Shares allotted under the Bank's Share Option Scheme

Note Four
The total value of the consideration must be stated for allotments for non-cash consideration

Denomination

Conversion Rate, if any

Total value of consideration *note four*

Enter this amount in page 3 section E2

I hereby certify that the particulars contained in this form are correct ☐ Director x☐ Company Secretary

Signature [signature] Date 04 November 2005

Name *Block letters please* Bernard Daly

This form should be lodged with
the Revenue Commissioners,
Companies Capital Duty Section,
Capital Taxes Division,
Stamping Building,
Dublin Castle, Dublin 2,
who will forward it to the
Companies Registration Office.

Companies Registration Office
Companies Capital Duty

16 NOV 2005 4 4 6 4265

COMPANIES REGISTRATION OFFICE

Return of allotments

Companies Acts 1963 to 2005

Section 58, Companies Act, 1963
Sections 114 to 122, Stamp Duties Consolidation Act, 1999

The return must be delivered within one month after the allotment

Company Number
22045

B5
Euro

Company name *in full*
ANGLO IRISH BANK CORPORATION PUBLIC LIMITED COMPANY ~~Limited~~

REVENUE COMMISSIONERS ACCOUNT - 7 NOV 2005 COMPANIES CAPITAL DUTY

Effective centre of management if outside the State

Registered office
Stephen Court, 18/21 Stephen's Green, Dublin 2

Note One
The period between the first and last dates should not exceed one month

Date of allotment(s)
notes one and two

made on 20 October 2005

or made from to

REVENUE COMMISSIONERS ACCOUNT 10 NOV 2005

Note Two
When the return includes several allotments made on different dates, the dates of only the first and last of such allotments should be entered and the registration of the return should be effected within one month of the first date

A

Allottees - *These details are not required in a case where shares are allotted to the members on a capitalisation or provisionally allotted on a rights issue.*

Full name and address	Share Class	Number of shares allotted
See Continuation Sheet	Ordinary 0.16	384,300

Presenter's Name
Cliona Joyce
Anglo Irish Bank Corporation Plc

Address
Anglo Irish Bank Corporation Plc
Stephen Court, 18/21 St Stephen's Green, Dublin 2

Telephone Number 616 2506

Reference BD/CJ/AH

B

Consideration for allotment(s) consists of (tick as appropriate)

Cash ☒ Complete Section C — Non-Cash ☐ Complete Section D — Both Cash and Non-Cash ☐ Complete Sections C & D

Share allotted in consideration of capitalisation of profits or reserves only (Section 116(i) Stamp Duties Consolidation Act, 1999) ☐

Exemption claimed under Section 119 Stamp Duties Consolidation Act, 1999, as amended ☐

Relief claimed in respect of the redemption of shares ☐

C

Allotment(s) for cash consideration

Number of shares	Share class	Nominal value per share	Amount paid or due and payable on each share	Amount paid or due including premium
384,300	Ordinary	€0.16	€0.89625	€344,428.90

Denomination Conversion Rate, If any ________

Total value of consideration: €344,428.90

Enter this amount in page 3 section E1

Note Three
Form 52(in duplicate) or contract in writing (in duplicate) must be filed with Stamps Adjudication Branch, Revenue Commissioners, at the same time as form B5 is filed with Capital Duty Branch, Revenue Commissioners. On its return to the presenter it must then be submitted with filing fee to the Register of Companies pursuant to s 58 Companies Act, 1963

D

Allotment(s) for non-cash consideration *note three*

Number of shares	Share class	Nominal value per share	Amount to be treated as paid on each share

Full details of consideration

Shares allotted under the Bank's approved SAYE Scheme

Note Four
The total value of the consideration must be stated for allotments for non-cash consideration

Denomination ________

Conversion Rate, if any ________

Total value of consideration *note four* [ ]

Enter this amount in page 3 section E2

I hereby certify that the particulars contained in this form are correct ☐ Director x☐ Company Secretary

Signature [signature] Date 04 November 2005

Name *Block letters please* Bernard Daly

Partcipants Details who exercised on the 20th October 2005

					Shares
DIARMUID ADLUM	33 TURRET ROAD	PALMERSTOWN	DUBLIN 20		7,480
MR JOHN BREEN	6B GLENDOHER DRIVE	RATHFARNHAM	DUBLIN 16		9,350
MR NIALL BYRNE	112 HILLSIDE	DALKEY	CO DUBLIN		23,376
MRS EILEEN CARR	6 CASTLE VIEW COURT	NEW ROSS	CO WEXFORD		9,350
MR THADY COUGHLAN	FANNINGSTOWN	CRECORA	LIMERICK		23,376
MR STUART CURTIN	101 BRIGHTWATER	CROSSHAVEN	CO CORK		9,350
MS CAOIMHE DONNELLY	20 BIRCHFIELD HEIGHTS	GOATSTOWN	DUBLIN 14		9,350
MS CELESTE FREENEY	76 BRIGHTON SQUARE	RATHGAR	DUBLIN 6		9,350
MS RACHEL HARNETT	TIR NA NOG	CASTLEMUNGRET	MUNGRET	CO LIMERICK	9,350
MR DARRIN HARTY	7 BRACKENBUSH ROAD	KILLINEY	CO DUBLIN		18,702
MR PATRICK KENNEDY	7 RAPHAEL ROAD	DOUGLAS	IOM		14,026
MS SANDRA KNEEN	VOLOAN FARM	BRIDE RAOD	RAMSEY	IOM	4,674
MR JOHN LEONARD	LINDOS	CHANNEL ROAD	RUSH	CO DUBLIN	14,026
MR BILLY MCARDLE	CLONEYGATH	MONASTEREVAN	CO KILDARE		4,674
MS CELIA MELLOR	5 BALLAUGHTON VILLAS	DOUGLAS	IOM		18,702
MS HELEN O'BEIRNE	34 LINDEN GROVE	BLACKROCK	CO DUBLIN		14,026
MS KAREN O'BRIEN	6 LOG NA GCAPALL	GREENPARK	SOUTH CIRCULAR RD	LIMERICK	23,376
MR SHANE O'DONOVAN	1610 PAIRC MHUIRE	NEWBRIDGE	CO KILDARE		23,376
MR RICHARD RADCLIFFE	12 PARK ROAD	RAMSEY	ISLE OF MAN	IM8 3AR	12,156
MS PAULINE REYNOLDS	CALLYSTOWN	CLOGHERHEAD	CO LOUTH		23,376
MR PETER SCOTT	134 ARDMORE DRIVE	ARTANE	DUBLIN 5		9,350
MR SEAN TOBIN	'STONEYBECK'	2 NEW RUSSIAN VILLAGE	KILQUADE	CO WICKLOW	23,376
MS SUSAN PHELAN	1 THE ORCHARD	TIVOLI	WATERFORD ROAD	TRAMORE	23,376
ALLARD JOHNSTON	9 CHURCHILL TERRACE	SANDYMOUNT	DUBLIN 4		23,376
Paul Pardy	NO. 4 DUNSANDLE COURT	CASTLEKNOCK	DUBLIN 15		23,376
				TOTAL	**384300**

THE COMPANIES ACTS 1963 TO 2005

COMPANY LIMITED BY SHARES

Memorandum and Articles of Association

OF

ANGLO IRISH BANK CORPORATION PLC

ANGLO IRISH BANK

No. 22045

Certificate of Incorporation

I HEREBY CERTIFY that CITY OF DUBLIN BANK LIMITED is this day Incorporated under the Companies Acts 1908 to 1959 and that the Company is Limited.

GIVEN under my hand at Dublin, this Seventeenth day of November, One thousand nine hundred and sixty-four.

Fees and Deed Stamps	£ 38	0	0
Stamp Duty on Capital	£625	0	0

J. Richardson
Registrar of Joint Stock Companies

No. 22045

Certification of Incorporation on Re-registration as a Public Limited Company

I HEREBY CERTIFY that CITY OF DUBLIN BANK P.L.C. is this day re-registered under the Companies Acts 1963 to 1983 and that the Company is a Public Limited Company.

GIVEN under my hand at Dublin, this Ninth day of December, One Thousand Nine Hundred and Eighty-Three.

R. BURKE
Registrar of Companies

No. 22045

Certification of Incorporation on Change of Name

I HEREBY CERTIFY that CITY OF DUBLIN BANK P.L.C. having, by a Special Resolution of the Company, and with the approval of the MINISTER FOR INDUSTRY AND COMMERCE, changed its name, is now incorporated as a limited company under the name ANGLO IRISH BANK CORPORATION PUBLIC LIMITED COMPANY and I have entered such name on the Register accordingly.

GIVEN under my hand at Dublin, this Thirty-first day of December, One Thousand Nine Hundred and Eighty-six.

R. BURKE,
Registrar of Companies

THE COMPANIES ACTS 1963 TO 2005

COMPANY LIMITED BY SHARES

Memorandum of Association

OF

Anglo Irish Bank Corporation PLC

1 The name of the Company is ANGLO IRISH BANK CORPORATION PLC.

2 The objects for which the Company is established are:

(1) To carry on the business of banking in all its branches and departments, including borrowing, raising or taking up money; lending or advancing money, securities and property; discounting, buying, selling and dealing in bills of exchange, promissory notes, coupons, drafts, bills of lading, warrants, debentures, certificates, scrip and other instruments and securities, whether transferable or negotiable or not; granting and issuing letters of credit and circular notes; buying, selling end dealing in bullion and specie; acquiring, holding, issuing on commission, underwriting and dealing with stocks, funds, shares, debentures, debenture stock, bonds, obligations, securities and investments of all kinds, the negotiating of loans and advances; receiving money and valuables on deposit, or for safe custody, or otherwise; collecting and transmitting money and securities; managing property, and transacting all kinds of agency business commonly transacted by bankers.

(2) To carry on all or any one or more of the following businesses namely, the buying, selling, letting on hire, hire purchase or easy payment system of motor cars, taxicabs, automobiles, motor lorries, wagons and motor vehicles of all descriptions, cycles, bicycles, coaches, carriages and all other vehicles of all kinds whatsoever whether moved, propelled or drawn by motor, steam, oil, petrol, electricity or any mechanical or other power or device, agricultural implements and machinery of all sorts, aeroplanes, household furniture and domestic appliances, all things for use in sports and games, electrical appliances, installations and fittings, machinery, tools, plant, furniture, wireless, television, telephone or other apparatus and all other things of whatsoever nature or description capable of being used therewith or in the manufacture, maintenance of working thereof

(3) To carry on the business of financing hire purchase and easy payment or credit-sale transactions, trade accounts or commercial transactions of any description and of buying and selling on credit sale terms all or any of the articles, goods and things mentioned in paragraph

(2) of this Clause.

(4) To carry on the business of bill discounters and financial agents, to acquire and realise by collection or otherwise chooses in action of every kind and description and to guarantee the payment of money, the fulfillment of obligations and contracts by other companies, firms and persons.

(5) To advance and lend money to customers and others on assets of all kinds either with or without taking security for the same and particularly (without prejudice to the generality of the preceding words) to advance money upon the deposit or security of contracts, hire, easy payment and other agreements, bills of lading, delivery orders, wharfingers' certificates and notes, dock warrants and other mercantile indicia and produce of every description and on concessions, deeds, shares, bonds and other documents, securities, and properties of every description and upon such terms as the Company may approve, and to carry on the business of money lenders.

(6) To borrow or raise or secure the payment of money in such manner as the Company shall think fit and in particular to issue debentures, debenture stocks, bonds, obligations and securities of all kinds, either perpetual or terminable and either redeemable or otherwise, and to charge and secure the same by trust deed or otherwise on the undertaking of the Company or upon any specific property and rights, present and future, of the Company including if thought fit, its uncalled capital) or otherwise howsoever.

(7) To hold in trust as trustees or as nominees and to deal with, manage and turn to account, any real or personal property of any kind, and in particular shares, stocks, debentures, securities, policies, book debts, claims and chooses in action, lands, buildings, hereditaments, business concerns and undertakings, mortgages, charges, annuities, patents, licences, and any interest in real or personal property, and any claims against such property or against any person or company.

(8) To purchase or otherwise acquire real and chattel real property of all kinds and in particular lands, tenements and hereditaments of any tenure whether subject or not to any charges or incumbrances, and to hold or to sell, let, alienate, mortgage, charge or otherwise deal with all or any of such lands, tenements or hereditaments.

(9) To form, constitute or promote, or to concur in the formation, constitution or promotion of Irish or foreign companies, syndicates, associations and undertakings of all kinds and to secure by indemnity or otherwise the subscription of all or any part of the capital of any such company, syndicate, association or undertaking, and to pay any commission, brokerage or other remuneration in connection therewith.

(10) To employ experts to investigate and examine into the conditions, prospects, value, character and circumstances of any business concerns and undertakings, and generally of any assets, property or rights.

(11) To constitute any trusts with a view to the issue of preferred and deferred or other special stocks or securities based on or representing any shares, stocks and other assets specifically appropriated for the purpose of any such trust and to settle and regulate and if thought fit to undertake and execute any such trusts and to issue, dispose of or hold any such preferred, deferred or other special stocks or securities

(12) To negotiate loans, to find investments, and to issue and place shares, stocks, debentures, debenture stock or other securities.

(13) To give any guarantee in relation to the payment of any debentures, debenture stocks, bonds, obligations or securities and to guarantee the payment of interest thereon or of dividends on any stocks or shares of any company.

(14) To construct, erect and maintain buildings, houses, flats, shops and all other works, erections

and things of any description whatsoever either upon the lands acquired by the Company or upon other lands and to hold, retain as investments or to sell, let, alienate, mortgage, charge or deal with all or any of the same and generally to alter, develop and improve the lands and other property of the Company.

(15) To establish, promote and otherwise assist any company or companies or associations for the purpose of acquiring all or any of the properties or liabilities of this company or for furthering the objects of the Company or for the purpose of prosecuting or executing any undertaking, works, projects or enterprises of any description.

(16) To provide for the welfare of persons in the employment of or holding office under or formerly in the employment of or holding office under the Company or Directors or ex. Directors of the Company and the wives, widows and families, dependents or connections of such persons by grants of money, pensions or other payments and by forming and contributing to pension, provident or benefit funds or profit-sharing or co-partnership schemes for the benefit of such persons and to form, subscribe to or otherwise aid charitable, benevolent, religious, scientific, national or other institutions, exhibitions or objects which shall have any moral or other claims to support or aid by the Company by reason of the locality of its operations or otherwise.

(17) To remunerate by cash payment or allotment of shares or securities of the Company credited as fully paid up or otherwise any person or company for services rendered or to be rendered to the Company whether in the conduct or management of its business, or in placing or assisting to place or guaranteeing the placing of any of the shares of the Company's capital, or any debentures or other securities of the Company or in or about the formation or promotion of the Company.

(18) To enter into and carry into effect any arrangement for joint working in business or for sharing of profits or for amalgamation with any other company or association or any partnership or person carrying on any business or proposing to carry on any business within the objects of the Company.

(19) To distribute in specie or otherwise as may be resolved, any assets of the Company among its members and in particular the shares, debentures or other securities of any other company belonging to this Company or of which this Company may have the power of disposing.

(20) To vest any real or personal property, rights or interest acquired by or belonging to the Company in any person or company on behalf of or for the benefit of the Company, and with or without any declared trust in favor of the Company.

(21) To transact or carry on any other business which may seem to be capable of being conveniently carried on in connection with any of these objects or calculated directly or indirectly to enhance the value of or facilitate the realisation of or render profitable any of the Company's property or rights.

(22) To guarantee the performance of any contract or obligation and the payment of money of or by any person or company and generally to give guarantees and indemnities.

(23) To establish agencies and branches and appoint agents and others to assist in the conduct or extension of the Company's business and to regulate and discontinue the same.

(24) To invest and deal with the monies of the Company not immediately required in such manner as from time to time may be determined.

(25) To accept stock or shares in or debentures, mortgages or securities of any other company in payment or part payment for any services rendered or for any sale made to or debt owing from any such company whether such shares shall be wholly or only partly paid up.

(26) To pay all costs, charges and expenses incurred or sustained in or about the promotion and establishment of that Company or which the Company shall consider to be preliminary thereto and to issue shares as fully or in part paid up, and to pay out of the funds of the Company all brokerage and charges incidental thereto.

(27) To enter into any arrangement with any government or local or other authority that may seem conducive to the Company's objects or any of them, and to obtain from any such government or authority any rights, privileges and concessions which the Company may think it desirable to obtain and to carry out and to exercise and comply with the same.

(28) To procure the Company to be registered or recognised in any part of the United Kingdom of Great Britain and Northern Ireland or in any colony or dependency or possession thereof or in any foreign country or in any colony or dependency of any such foreign country.

(29) To do all or any of the matters hereby authorised in any part of the Republic of Ireland or of the United Kingdom of Great Britain or Northern Ireland or in any colony or dependency or possession thereof or in any foreign country or in any colony or dependency of any foreign country and either alone or in conjunction with or as trustee or agent for any other company or person or by or through any factors, trustees or agents.

(30) To acquire and undertake the whole or any part of the business, goodwill and assets of any person, firm or company carrying on or proposing to carry on any of the businesses which the Company is authorised to carry on and as part of the consideration of such acquisition to undertake all or any of the liabilities of such person, firm or company.

(31) To make gifts or grant bonuses to the Directors or any other persons who are or have been in the employment of the Company including substitute and alternate Directors.

(32) To do all such other things that the Company may consider incidental or conducive to the attainment of the above objects or as are usually carried on in connection therewith.

The word "Company" in this Clause except where used in reference to this Company, where the context so admits, shall be deemed to include any partnership or other body of persons whether incorporated or not incorporated or whether domiciled or registered in the Republic of Ireland, Great Britain or Northern Ireland or elsewhere and the intention is that the construction of this Clause the objects set forth in each of the foregoing subparagraphs shall, except where otherwise expressed in the same paragraph, be in no wise limited or be deemed merely subsidiary or auxiliary by reference to or inference from the terms of any other paragraphs in this Clause.

PROVIDED ALWAYS that the provisions of this Clause shall be subject to the Company obtaining where necessary for the purpose of carrying any of its objects into effect such licence, permit or authority as may be required by law.

3 The liability of the members is limited.

As Amended 28 January 2005

4 The authorised capital of the Company is €171,600,000 divided into 760,000,000 ordinary shares of €0.16 each and 50,000,000 Non-Cumulative Preference Shares of €1.00 each, Stg£50,000,000 divided into 50,000,000 Non-Cumulative Preference Shares of Stg£1.00 each and USD$50,000,000 divided into 50,000,000 Non-Cumulative Preference Shares of USD$1.00 each.

5 The Company is to be a public limited company.

WE, the several persons whose names, addresses and descriptions are subscribed, wish to be formed into a Company in pursuance of this Memorandum of Association and we agree to take the number of shares in the capital of the Company set opposite our respective names.

NAMES, ADDRESSES AND DESCRIPTIONS OF SUBSCRIBERS	NUMBER OF SHARES TAKEN BY EACH SUBSCRIBER
DAVID W PRENTICE Solicitor 20 Upper Merrion Street Dublin 2	ONE
JOHN F DARLEY Solicitor's Apprentice 20 Upper Merrion Street Dublin 2	ONE

Dated the 10th day of November, 1964.

Witness to the above Signatures:

GARRETT P GILL
Solicitor's Apprentice
20 Upper Merrion Street
Dublin 2

THE COMPANIES ACTS 1963 TO 2005

COMPANY LIMITED BY SHARES

Memorandum of Association

OF

Anglo Irish Bank Corporation PLC

PRELIMINARY

1 (a) The provisions of Table "A" of the First Schedule to the Companies Act, 1963 shall not apply to the Company except so far as the same are repeated or contained in these Regulations.

(b) In these regulations :

"The Act" means the Companies Act, 1963 (No. 33 of 1963).

"The Directors" means the Directors for the time being of the Company or the Directors present at a meeting of the Board of Directors and includes any person occupying the position of Director by whatever name called.

As inserted 28 January 2005

"electronic communication" means information communicated or intended to be communicated to a person or public body, other than its originator, that is generated, communicated, processed, sent, received, recorded, stored or displayed by electronic means or in electronic form but does not include information communicated in the form of speech unless the speech is processed at its destination by an automatic voice recognition system. Any references in this definition, the second last paragraph of this Article 1 and Article 141 to "information", "public body", "originator", "electronic" and "person" shall have the same meaning as in Section 2 of the Electronic Commerce Act 2000 or as that Section may be amended by subsequent legislation."

"The Register" means the Register of Members to be kept as required by Section 116 of the Act.

"Secretary" means any person appointed to perform the duties of the Secretary of the Company.

"The Office" means the registered Office for the time being of the Company.

"The Seal" means the Common Seal of the Company.

"The State" means the Republic of Ireland.

Altered 28 January 2005

Expressions referring to writing shall be construed as including references to printing, lithography, photography, electronic and any other modes or representing or of reproducing words in visible form and cognate words shall be similarly construed.

Unless the contrary intention appears, words or expressions contained in these regulations shall bear the same meaning as in the Act or in any statutory modification thereof in force at the date at which these regulations become binding on the Company.

SHARE CAPITAL AND VARIATION OF RIGHT

As Amended 28 January 2005

2 The authorised share capital of the Company is €171,600,000 divided into 760,000,000 Ordinary Shares of €0.16 each and 50,000,000 Non-Cumulative Preference Shares of €1.00 each ("Euro Preference Shares"), Stg£50,000,000 divided into 50,000,000 Non-Cumulative Preference Shares of Stg£1.00 each ("Sterling Preference Shares") and USD$50,000,000 divided into 50,000,000 Non-Cumulative Preference Shares of USD$1.00 each ("Dollar Preference Shares")."

3 Without prejudice to any special rights previously conferred on the holders of any existing shares or class of shares, any share in the Company may be issued with such preferred, deferred or other special rights or such restrictions, whether in regard to dividend, voting, return of capital or otherwise, as the Company may from time to time by ordinary resolution determine.

As Inserted 28 January 2005

3A The rights attaching to the Euro Preference Shares, the Sterling Preference Shares and the Dollar Preference Shares (together the "Preference Shares" and as the context shall admit, any of them, and each of them a "Preference Share Currency Class") shall be as follows:

(A) <u>General</u>

The provisions of this Article 3A apply mutatis mutandis in relation to the Euro Preference Shares, the Sterling Preference Shares and the Dollar Preference Shares.

Each Preference Share Class shall rank pari passu inter se and with the other Preference Share Classes as regards the right to receive dividends and the rights on winding up of, or other return of capital by, the Company. Notwithstanding the provisions of Article 4 and subject as provided in paragraph (B) to (G) of this Article, Preference Shares may be issued in such currency and with such rights and privileges and subject to such restrictions and limitations, as the Directors shall determine in the resolution approving the issue of such shares and in particular (but without prejudice to the generality of the foregoing), the Directors may (without prejudice to the authority conferred by sub-paragraph (D)(5), of this Article) pursuant to the authority given by the passing of the resolution to adopt this Article, consolidate and divide and/or sub-divide any Preference Shares into shares of the same currency but a larger or smaller amount (and so that the provisions of Articles 46-48 shall, where relevant, apply to any such consolidation, division or sub-division). Whenever the Directors have power under this Article to determine any of the rights, privileges, limitations or restrictions attached to any of the Preference Shares, the rights, privileges, limitations or restrictions so determined need not be the same as those attached to the Preference Shares of the same currency or any other Preference Shares which have then been allotted or issued. Without prejudice to Article 4A, each issue of Preference Shares of a particular currency carrying rights, privileges, limitations or restrictions that are not the same as those attached to any other Preference Shares of the same currency which have then been allotted or issued, shall constitute a separate class of shares.

(B) Income

(1) The Preference Shares shall (subject to the further provisions of this Article) entitle the holders thereof (the "Preference Shareholders") to receive a non-cumulative preferential dividend (the "Preference Dividend") which shall be calculated at such annual rate (whether fixed or variable) and shall be payable on such dates and on such other terms and conditions as may be determined by the Directors prior to the allotments thereof, in respect of that allotment.

(2) The following shall apply in relation to any particular Preference Shares of whichever currency, (the "Relevant Preference Shares") if so determined by the Directors prior to the allotment thereof:

(a) The Relevant Preference Shares shall rank as regards the right to receive dividends pari passu with the other Preference Shares and otherwise in priority to any Ordinary Shares in the capital of the Company;

(b) If, on any date on which an instalment of the Preference Dividend would fall to be paid under sub-paragraph (B)(1) above on any Relevant Preference Shares, the distributable profits and distributable reserves of the Company are together insufficient to enable payment in full to be made of such instalment and, if applicable, of any instalments of dividends payable on such date on any other preference shares ranking pari passu with the Relevant Preference Shares (including for the avoidance of doubt, any other Preference Shares) as regards dividend, then none of the said instalments shall be paid. If it shall subsequently appear that any instalment of the Preference Dividend or of any such other preferential dividend which has been paid should not, in accordance with the provisions of this sub-paragraph, have been so paid, then, provided the Directors shall have acted in good faith, they shall not incur any liability for any loss which any shareholder may suffer in consequence of such payment having been made;

(c) Where any instalment of the Preference Dividend on any Relevant Preference Shares is payable, the Directors shall, subject to sub-paragraph (b) above, resolve to make payment of such instalment, provided however that such instalment shall not be payable:

(i) if, in the judgement of the Directors, after consultation with the Irish Financial Services Regulatory Authority as part of the Central Bank and Finance Services Authority of Ireland ("Regulator"), the payment of such instalment would breach or cause a breach of Irish banking capital adequacy requirements from time to time applicable to the Company; and/or

(ii) if the Directors in their sole and absolute discretion, resolve prior to any dividend payment date that the dividend on any Relevant Preference Shares, or part thereof, shall not be paid on that dividend payment date. If the Directors so resolve then none or (as the case may be) part only of the dividend shall be declared and/or paid. The Directors shall not be bound to give their reasons for exercising their discretion under this sub-paragraph.

(d) The Relevant Preference Shares shall carry no further right to participate in the profits and reserves of the Company other than the Preference Dividend and if on any occasion an instalment of the Preference Dividend is not paid for the reasons described in sub-paragraph (b) or sub-paragraph (c) above, the Relevant Preference Shareholders' shall have no claim in respect of such instalment.

(e) If any Preference Dividend has not been declared and paid in full, the Company shall not declare any dividends on any other Preference Shares, or other securities ranking pari passu with the Preference Shares, or on the Ordinary Shares, and may not redeem or purchase or otherwise acquire any share capital of the Company subject to and as otherwise provided by the Directors in the terms of allotment of any such Preference Shares.

(C) Return of Capital

(1) On a winding up or liquidation of, or other return of capital other than (unless otherwise provided by the terms of issue of such shares) on a redemption or purchase of shares of any class in the capital or reduction of capital of the Company permitted by the Articles of the Company, the Preference Shareholders shall in respect of the Preference Shares held by them be entitled to receive in the currency of the respective Preference Shares, out of the surplus assets available for distribution to the Company's members, a sum equal to the amount paid up or credited as paid up on the Preference Shares (including any premium paid to the Company in respect thereof).

(2) In additional to the amount repayable on any Preference Shares pursuant to sub-paragraph (1) above there shall be payable:

(a) a sum equal to the amount of any Preference Dividend which is due for payment after the date of commencement of the winding up, liquidation or other return of capital but which is payable in respect of a period ending on or before such date and the amount of any Preference Dividend which would have been payable by the Company in accordance with paragraph (B) of this Article in respect of the period commencing with the fixed dividend payment date which shall most recently have occurred prior to the winding up of the Company or the date of return of capital, whether on a winding up, liquidation or otherwise, as though such period had been one in relation to which an instalment of the Preference Dividend would have been payable pursuant to paragraph (B), but subject always to the provisions of sub-paragraphs (2)(b), (c) and (d) of paragraph (B); and

(b) subject thereto, such premium (if any) as may be determined by the Directors prior to allotment thereof (and so that the Directors may determine that such premium is payable only in specified circumstances and/or that such premium shall be of variable amount depending on the timing and circumstances of such return of capital).

(3) The amounts payable or repayable under sub-paragraphs (1) and (2) of this paragraph (C) in the event of any winding up or liquidation of, or other return of capital (other than as aforesaid in paragraph (1) above) by, the Company, shall be so paid pari passu with any amounts payable or repayable in that event upon or in respect of any other preference shares or other securities of the Company ranking pari passu with the Preference Shares as regards repayment of capital, and shall be so paid in priority to any repayment of capital on any other class of shares of the Company. The Preference Shareholders shall not be entitled in respect of the Preference Shares held by them to any further or other right of participation in the assets of the Company (and Article 141 shall be construed accordingly).

(D) Redemption

(1) Subject as may be otherwise determined by the Directors in relation to any particular Preference Share prior to allotment thereof, Preference Shares shall, subject to the provisions of the Acts, be redeemable at the option of the Company

(subject to the consent of the Regulator). In the case of any particular Preference Shares which are to be so redeemable:

(a) such shares shall be redeemable at par together with the sum which would have been payable pursuant to paragraph (C) of this Article (other than sub-paragraph (C)(2)(b) unless otherwise determined by the Directors prior to allotment of the relevant Preference Shares) if the date fixed for redemption had been the date of a return of capital on a winding up of the Company;

(b) such shares shall be redeemable during such period as the Directors shall prior to allotment thereof determine; and

(c) prior to allotment of such shares, the Directors shall determine whether the Company may redeem (i) all (but not merely some) of such shares or (ii) all or any of such shares, and the basis on which any necessary selection of such shares for redemption is to be made from time to time.

(2) The Company shall give to the holders of Preference Shares to be redeemed not less than 30 days and not more than 60 days notice in writing of the date on which such redemption is to be effected. Such notice shall specify the redemption date and the place at which the certificates (or other title document) for such Preference Shares are to be presented for redemption and upon such date each of such holders shall be bound to deliver to the Company at such place the certificates (or otherwise as aforesaid) for such of those Preference Shares as are held by him. Upon such delivery, or if earlier, the date of expiry of the redemption notice issued by the Company as aforesaid, the Company shall pay to such holder the amount due to him in respect of such redemption and shall (as appropriate) cancel any certificates so delivered. If any such certificate includes any Preference Shares not redeemable on that occasion, a fresh certificate for such shares shall be issued to the holder without charge upon cancellation of the existing certificate.

(3) As from the date fixed for redemption thereof no Preference Dividend shall be payable on the Preference Shares to be redeemed except on any such shares in respect of which, upon due presentation of the certificate (or any other title documents) relating thereto, payment of the moneys due at such redemption shall be improperly refused, in which event, the Preference Dividend shall continue to accrue on and from the date fixed for redemption down to, but not including, the date of payment of such redemption moneys.

(4) The receipt of the registered holder for the time being of any Preference Share(s) or, in the case of joint registered holders, the receipt of any of them for the moneys payable on redemption thereof shall constitute an absolute discharge to the Company in respect thereof.

(5) Upon the redemption of any Preference Share or Shares, the Directors may (pursuant to the authority given by the passing of the resolution to adopt this Article) consolidate and divide and/or sub-divide the authorised preference share capital existing as a consequence of such redemption into shares of any other class of share capital into which the authorised share capital of the Company is or may at that time be divided of a like nominal amount (as nearly as may be) and in the same currency as the Preference Shares so redeemed or into unclassified shares of the same nominal amount and in the same currency as the Preference Shares so redeemed (and so that the provisions of Articles 46-48 shall, where relevant, apply to any such consolidation and division or sub-division).

(E) <u>Voting</u>

(1) Save as may be otherwise determined by the Directors in relation to any particular Preference Shares prior to allotment thereof, Preference Shareholders shall not be entitled to receive notice of any General Meeting of the Company or to attend any General Meeting of the Company save in respect of any resolution:

(a) for winding up the Company; or

(b) varying, altering or abrogating any of the rights, privileges, limitations or restrictions attaching to the Preference Shares held by them; or

(c) in such other circumstances as the Directors may determine prior to allotment thereof;

in which event the Relevant Preference Shareholders may be entitled to speak and vote on all such resolutions proposed at such meeting together with the right, in such circumstances and on such terms, if any as the Directors may determine prior to allotment of such Preference Shares, to seek to requisition a General Meeting of the Company.

For the avoidance of doubt, unless otherwise provided by their terms of issue and without prejudice to the rights attached to the Preference Shares to participate in any return of capital, the rights attached to any Preference Share shall not be deemed to be varied, altered or abrogated by a reduction in any share capital ranking as regards participation in the profits and assets of the Company pari passu with or after such Preference Shares or by any redemption of any such share capital, unless, in either of the foregoing cases, the then most recent dividend due to be paid on each class of preference share in the capital of the Company prior to such reduction or redemption shall not have been paid in cash.

(2) Whenever any Preference Shareholders are entitled to vote on a Resolution as aforesaid (or at any relevant separate class meeting), on a show of hands, each relevant Preference Shareholder present in person shall have one vote and on a poll each such Preference Shareholder present in person or by proxy shall have such number of votes as may be determined by the Directors prior to the allotment of such shares.

(F) Restriction on Capitalisations and Issues of Securities

The following shall apply in relation to any particular Preference Shares (the "Relevant Preference Shares") if so determined by the Directors prior to allotment thereof. Save with the written consent of the holders of not less than such percentage in nominal value of the Relevant Preference Shares as shall be determined by the Directors prior to the allotment thereof ("Relevant Percentage") or with the sanction of a resolution passed at a separate General Meeting of the holders of the Relevant Preference Shares where holders of not less than the Relevant Percentage in nominal value of the Relevant Preference Shares have voted in favour of such resolution, the Directors shall not (i) pursuant to Articles 134 and 135 capitalise any part of the amounts available for distribution and referred to in such Articles if after such capitalisation the aggregate of such amounts would be less than a multiple, determined by the Directors prior to the allotment of the Relevant Preference Shares, of the aggregate amount of the annual dividends (exclusive of any associated tax credit) payable on the Preference Shares in question, then in issue and any other preference shares then in issue ranking as regards the right to receive dividends or the rights on winding up of, or other return of capital by, the Company, *pari passu* with or in priority to the Relevant Preference Shares, or (ii) authorise or create, or increase the amount of, any shares of any class or any security convertible into the shares of any class ranking as regards the right to receive dividends or the rights on winding up of, or other return of capital by, the Company, in priority to the Relevant Preference Shares.

(G) Further Preference Shares

The Company may from time to time create and issue further preference shares ranking as regards participation in the profits and assets of the Company *pari passu* with the Preference Shares and so that any such further preference shares may be denominated in any currency and may carry as regards participation in the profits and assets of the Company rights identical in all respects to those attaching to the Preference Shares or

rights differing therefrom in any respect including, but without prejudice to the generality of the foregoing:

(1) the rate of dividend may differ and the dividend may be cumulative or non-cumulative,

(2) the periods by reference to which dividend is payable may differ;

(3) a premium may be payable on a return of capital or there may be no such premium;

(4) the further preference shares may be redeemable at the option of the Company or the holder or may be non-redeemable or may be redeemable at different dates and on different terms from those applying to the Preference Shares; and

(5) the further preference shares may be convertible into Ordinary Shares or any other class of shares ranking as regards participation in the profits and assets of the Company *pari passu* with or after such Preference Shares, in each case on such terms and conditions as may be prescribed by the terms of issue thereof.

The creation or issue of, or the variation, alteration or abrogation of or addition to the rights, privileges, limitations or restrictions attaching to, any shares of the Company ranking after the Preference Shares as regards participation in the profits and assets of the Company and, provided that, on the date of such creation or issue, the most recent instalment of the dividend due to be paid on each class of preference share in the capital of the Company prior to such date shall have been paid in cash, the creation or issue of further preference shares ranking *pari passu* with the Preference Shares as provided for above shall be deemed not to be a variation, alteration or abrogation of the rights, privileges, limitations or restrictions attached to the respective Preference Shares. If any further preference shares of the Company shall have been issued, then any subsequent variation, alteration or abrogation of or addition to the rights, privileges, limitations or restrictions attaching to any of such further preference shares shall be deemed not to be a variation, alteration or abrogation of the rights, privileges, limitations or restrictions attaching to the Preference Shares provided that the rights attaching to such further preference shares thereafter shall be such that the creation and issue by the Company of further preference shares carrying those rights would have been permitted under this paragraph.

4 If at any time the share capital is divided into different classes of shares, the rights attached to any class (unless otherwise provided by the terms of issue of the shares of that class) may, whether or not the Company is being wound up, be varied or abrogated with the consent in writing of the holders of three-fourths of the issued shares of that class, or with the sanction of a special resolution passed at a separate meeting of the holders of the shares of that class. To every such separate general meeting the provisions of these regulations relating to general meetings shall apply but so that the necessary quorum shall be two persons at least holding or representing by proxy one-third of the issued shares of the class. If at any adjourned separate general meeting a quorum as above defined is not present those members who are present shall be a quorum. Any holder of shares of the class present in person or by proxy may demand a poll.

As Inserted 28 January 2005

4A In the event that the rights privileges limitations or restriction attached to any particular Preference Share in issue should differ from the rights privileges limitations or restrictions attached to any other Preference Share of the same Preference Share Currency Class in issue and

(i) some matter has arisen which would amount to a variation alteration or abrogation of the rights privileges limitations or restrictions attached to all those Preference Shares; and

(ii) the effect of such variation alteration or abrogation on all those Preference Shares is in the opinion of the Directors substantially the same;

such Preference Shares shall be treated as a single class for the purpose for applying the procedures of the Articles for the variation alteration or aberration of the rights privileges limitations or restrictions attaching to the Preference Shares of that Preference Share Currency Class.

5 The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the shares of that class

be deemed to be varied by the creation or issue of further shares ranking *pari passu* therewith.

6 Subject to the provisions of these regulations relating to new shares, all shares for the time being unissued shall be at the disposal of the Directors, and they may (subject to the provisions of the Act) allot, grant options over or otherwise dispose of them to such persons, on such terms and conditions and at such times as they may consider to be in the best interests of the Company and its shareholders, but so that no share shall be issued at a discount, except in accordance with the provisions of the Act, and so that in the case of shares offered to the public for subscription, the amount payable on application on each share shall not be less than 5 per cent of the nominal amount of the share.

7 The Company may exercise the powers of paying commissions conferred by Section 59 of the Act, provided that the rate per cent and the amount of the commission paid or agreed to be paid shall be disclosed in the manner required by that Section, and the rate of the commission shall not exceed the rate of 10 per cent of the price at which the shares in respect whereof the same is paid are issued or an amount equal to 10 per cent of such price (as the case may be). Such commission may be satisfied by the payment of cash or the allotment of fully or partly paid shares or partly in one way and partly in the other. The Company may also, on any issue of shares, pay such brokerage as may be lawful.

As Amended 28 January 2005

8 Except as required by law, no person shall be recognised by the Company as holding any share upon any trust, and the Company shall not be bound by or be compelled in any way to recognize (even when having notice thereof) any equitable, contingent future or partial interest in any share or any interest in any fractional part of a share or (except only as by these regulations or by law otherwise provided) any other rights in respect of any share except an absolute right to the entirety thereof in the Registered holder: this shall not preclude the Company from requiring the members or a transferee of shares to furnish the Company with information as to the beneficial ownership of any share when such information is reasonably required by the Company.

8(a) (i) The Directors, for the purposes of Section 20 of the Companies (Amendment) Act, 1983 (the "1983 Act"), shall be generally and unconditionally authorised to allot and issue relevant securities (as defined by the said Section 20) up to an amount equal to the authorised but unissued share capital of the Company as at the close of business on 26 April 2007 and to allot and issue any shares purchased by the Company pursuant to the provisions of the Companies Act, 1990 (the "1990" Act) and held as treasury shares (as defined by Section 209 of the 1990 Act) ("Treasury Shares").

(ii) The authority conferred by this Article shall expire on 26 April 2007 unless previously renewed, varied or revoked by the Company in general meeting save that the Company may before such date make any offers or agreements which would or might require any such securities to be allotted or issued after such expiry and the Directors may allot and issue any such securities in pursuance of such offers or agreements as if the power conferred hereby had not expired.

8(b) Subject to the Directors being generally authorised pursuant to Section 20 of the 1983 Act and to the passing of a special resolution of the Company empowering the Directors so to do, the Directors, pursuant to and on and subject to the provisions of Section 24 of the 1983 Act, may (for so long as any such empowerment shall remain in full force and effect) allot equity securities (as defined by Section 23 of the 1983 Act) for cash pursuant to the authority conferred by the said Section 20 as if sub-section (1) of the said Section 23 did not apply to any such allotment provided that such powers shall be limited to:-

(i) the allotment of equity securities (including, without limitation, any shares purchased by the Company pursuant to the provisions of the 1990 Act and held as Treasury Shares) in connection with any offer of securities, open for a period fixed by the Directors, by way of rights, scrip (pursuant to Article 126), open offer or otherwise in favor of ordinary shareholders and/or persons having a right to subscribe for or convert securities into ordinary shares in the capital of the Company (including, without limitation, any person entitled to options under any of the Company's share option schemes for the time being) and subject to such exclusions or other

arrangement as the Directors may deem necessary or expedient in relation to legal or practical problems under the laws of, or the requirements of any recognised body or stock exchange in, any territory; and

(ii) In addition to the authority conferred by paragraph 8(a)(i), the allotment of equity securities (including, without limitation, any shares purchased by the Company pursuant to the provisions of the 1990 Act and held as Treasury Shares) up to a maximum aggregate nominal value of 5% of the issued ordinary share capital of the Company at the close of business on the date when a special resolution of the type referred to in the opening paragraph of this Article 8(b) is passed or in respect of any renewal of such authority, at the close of business on the date on which such renewal shall be granted.

8(c) (i) Subject to the provisions of, and to the extent permitted by the Companies Acts, 1963 to 1990, any rights conferred on the holders of any class of shares and to the following paragraphs of this Article, the Company may purchase any of its shares of any class ("Acquired Shares" or "Acquired Share", as appropriate) on such terms and in such manner as the Directors may from time to time determine.

(ii) The Company shall not exercise any authority granted under Section 215 of the 1990 Act to make market purchases of its own shares unless the authority required by such section shall have been granted by special resolution of the Company (a "Section 215 Resolution").

(iii) The Company shall not be required to select the Acquired Shares to be purchased on a pro rata basis or in any particular manner as between the holders of shares of the same class or as between the holders of shares of different classes or in accordance with the rights as to dividends or capital attached to any class of shares.

(iv) For the purposes of any Section 215 Resolution:-

A. the aggregate nominal value of the Acquired Shares authorised to be acquired pursuant to any such Section 215 Resolution shall not exceed 10% of the aggregate nominal value of the aggregate share capital of the Company as at the close of business on the date of the passing of such Section 215 Resolution;

B. the minimum price which may be paid for any Acquired Share shall be the nominal value thereof;

C. the maximum price which may be paid for any Acquired Share (a "Relevant Share") shall be an amount equal to 105% of the higher of:-

(aa) the average of the Relevant Price for the shares of the same class as the Relevant Share in respect of each of the 5 business days immediately preceding the day on which the Relevant Share is purchased; and

(bb) (if there shall be any), the average of the middle market prices for shares of the same class as the Relevant Share, as derived from the London Stock Exchange Daily Official List (or any successor publication), for the 5 business days immediately preceding the day on which the Relevant Share is purchased;

D. for the purposes of sub-paragraph C., the expression "Relevant Price" shall mean, in respect of any business day on which there shall be a dealing on the Irish Stock Exchange in respect of shares of the same class as the Relevant Share, the closing quotation price in respect of such shares for such business day as published in the Irish Stock Exchange Daily Official List (or any successor publication thereto) and, in respect of any business day on which there shall be no such dealing, the price which is equal to (x) the midpoint between the high and low market guide prices in respect of such shares for such business day as published in the Irish Stock Exchange Daily Official List (or any successor publication thereto) or (y) if there shall be only one such market guide price so

published, the market guide price so published.

8(d) For the purposes of any resolution of the Company proposing to determine, in accordance with Section 209 of the 1990 Act, the reissue price range at which any Treasury Shares for the time being held by the Company may be reissued off market:-

(i) the maximum price at which a Treasury Share may be reissued off market shall be an amount equal to 120% of the Appropriate Price;

(ii) the minimum price at which a Treasury Share may be reissued off market shall be an amount equal to 95% of the Appropriate Price;

(iii) for the purposes of paragraphs (a) and (b) the expression "Appropriate Price" shall mean the higher of:-

A. the average of the Relevant Price for shares of the class of which such Treasury Share is to be reissued in respect of each of the 5 business days immediately preceding the day on which the Treasury Share is reissued; and

B. (if there shall be any), the average of the middle market prices for shares of the class of which such Treasury Share is to be reissued, as derived from the London Stock Exchange Daily Official List (or any successor publication thereto) for the 5 business days immediately preceding the day on which such Treasury Share is reissued; and

(iv) For the purposes of sub-paragraph (iii)(A), the expression "Relevant Price" shall mean, in respect of any business day on which there shall be a dealing on The Irish Stock Exchange in respect of shares of the class of which the Treasury Share is to be reissued, the closing quotation price in respect of such shares for such business day as published in the Irish Stock Exchange Daily Official List (or any successor publication thereto) and, in respect of any business day on which there shall be no such dealing, the price which is equal to (x) the mid price between the low and high market guide prices in respect of such shares for such business day as published in the Irish Stock Exchange Daily Official List (or any successor publication thereto), or (y) if there shall be only one such market guide price so published, the market guide price so published."

CERTIFICATES

9 Every person whose name is entered as a member in the Register shall be entitled without payment to receive within two months after allotment or lodgment of a transfer (or within such other period as the conditions of issue shall provide) one certificate for all his shares or several certificates each for one or more of his shares so, however, that in respect of a share or shares held jointly by several persons the Company shall not be bound to issue more than one certificate and delivery of a certificate for a share to one of several joint holders shall be sufficient delivery to all such holders. Every certificate shall be under the seal and shall specify the shares to which it relates and the amount paid up thereon. Where a member has sold part of the shares comprised in his holding he shall be entitled to a certificate for the balance without charge. Notwithstanding any other provision of these Articles, title to any shares in the Company may also be evidenced and transferred without a written instrument in accordance with statutory regulations made from time to time under Section 239 of the Companies Act, 1990 or under any other regulations having similar effect. The Directors shall have the power to implement any arrangements they think fit for such evidencing and transfer which accord with such regulations and in particular shall where appropriate be entitled to disapply all or part of the provisions in these Articles with respect to the requirements for written instruments of transfer and share certificates, in order to give effect to such regulations.

10 If a share certificate be defaced, lost or destroyed, it may be renewed on such terms (if any) as to evidence and indemnity and the payment of out-of-pocket expenses of the Company of investigating evidence as the Directors think fit.

11 The Company shall not give, whether directly or indirectly, and whether by means of a loan, guarantee, the provision of security or otherwise, any financial assistance for the purpose of or in connection with a purchase or subscription made or to be made by any person of or for any shares in the Company or in its holding company, but this regulation shall not prohibit any transaction permitted by Section 60 of the Act.

11(a) The Directors may from time to time issue new certificates in respect of the shares in the capital of the Company to the holders thereof in order to reflect the redenomination of the Company's share capital from Irish pounds to Euro and the consequential renominalisation of the nominal par value of the shares in the Company, such that such issue may operate to cancel any previously issued certificates in respect of shares in the capital of the Company.

As inserted 28 January 2005

11(b) The Directors may, pursuant to Section 88 of the Act, but subject as otherwise provided in the Acts, authorise the issue under the seal of the Company, of any warrant stating that the bearer of the said warrant shall be entitled to the shares therein specified, which shares may for the avoidance of doubt include any of the Euro Preference Shares, the Sterling Preference Shares or the Dollar Preference Shares, and may provide by coupons or otherwise for the payment of the future dividends on the shares included in any such warrant. Any such warrant shall entitle the bearer thereof to the shares therein specified and the said shares may be transferred by delivery of the warrant. Any such warrant shall be a "Share Warrant" for the purposes of the Acts.

LIEN

12 The Company shall have a first and paramount lien on every share (not being a fully paid share) for all moneys (whether immediately payable or not) called or payable at a fixed time in respect of that share, and the Company shall also have a first and paramount lien on all shares (other than fully paid shares) standing registered in the name of a single person for all moneys immediately payable by him or his estate to the Company; but the Directors may at any time declare any share to be wholly or in part exempt from the provisions of this regulation. The Company's lien on a share shall extend to all dividends payable thereon.

13 The Company may sell, in such manner as the Directors think fit, any shares on which the Company has a lien, but no sale shall be made unless a sum in respect of which the lien exists is immediately payable, nor until the expiration of 14 days after a notice in writing, stating and demanding payment of such part of the amount in respect of which the lien exists as is immediately payable, has been given to the registered holder for the time being of the share, or the person entitled thereto by reason of his death or bankruptcy.

14 To give effect to any such sale, the Directors may authorise some person to transfer the shares sold to the purchaser thereof. The purchaser shall be registered as the holder of the shares comprised in any such transfer, and he shall not be bound to see to the application of the purchase money, nor shall his title to the shares be affected by any irregularity or invalidity in the proceedings in reference to the sale.

15 The proceeds of the sale shall be received by the Company and applied in payment of such part of the amount in respect of which the lien exists as is immediately payable, and the residue, if any, shall (subject to a like lien for sums not immediately payable as existed upon the shares before the sale) be paid to the person entitled to the shares at the date of the sale.

CALLS ON SHARES

16 The Directors may from time to time make calls upon the members in respect of any moneys unpaid on their shares (whether on account of the nominal value of the shares or by way of premium) and not by the conditions of allotment thereof made payable at fixed times, provided that no call shall exceed one-fourth of the nominal value of the share or be payable at less than one month from the date fixed for the payment of the last preceding call, and each member shall (subject to receiving at least 14 days' notice specifying the time or times and place of payment) pay to the Company at the time or times and place so specified the amount called on his shares. A call may be revoked or

postponed as the Directors may determine.

17 A call shall be deemed to have been made at the time when the resolution of the Directors authorising the call was passed and may be required to be paid by instalments.

18 The joint holders of a share shall be jointly and severally liable to pay all calls in respect thereof.

19 If a sum called in respect of a share is not paid before or on the day appointed for payment thereof, the person from whom the sum is due shall pay interest on the sum from the day appointed for payment thereof to the time of actual payment at such rate, not exceeding 5 per cent per annum, as the Directors may determine, but the Directors shall be at liberty to waive payment of such interest wholly or in part.

20 Any sum which by the terms of issue of a share becomes payable on allotment or at any fixed date, whether on account of the nominal value of the share or by way of premium, shall, for the purposes of these regulations, be deemed to be a call duly made and payable on the date on which, by the terms of issue, the same becomes payable, and in case of non-payment all the relevant provisions of these regulations as to payment of interest and expenses, forfeiture or otherwise, shall apply as if such sum had become payable by virtue of a call duly made and notified.

21 The Directors may, on the issue of shares, differentiate between the holders as to the amount of calls to be paid and the times of payment.

22 The Directors may, if they think fit, receive from any member willing to advance the same, all or any part of the moneys uncalled and unpaid upon any shares held by him, and upon all or any of the moneys so advanced may (until the same would, but for such advance, become payable) pay interest at such rate not exceeding (unless the Company in general meeting otherwise directs) 5 per cent per annum, as may be agreed upon between the Directors and the member paying such sum in advance.

TRANSFER OF SHARES

23 The instrument of transfer of any share shall be signed by or on behalf of the transferor, and the transferor shall be deemed to remain the holder of the share until the name of the transferee is entered in the Register in respect thereof; provided that in the case of a partly paid share the instrument of transfer must also be signed by or on behalf of the transferee.

24 Subject to such of the restrictions of these regulations as maybe applicable, any member may transfer all or any of his shares by instrument in writing in any usual or common form or any other form which the Directors may approve.

25 The Company shall not be bound to register more than four persons as the joint holders of any share.

26 The Directors may decline to register the transfer of a share (not being a fully paid share) to a person of whom they do not approve, and they may also decline to register the transfer of a share (not being a fully paid share) on which the Company has a lien. The Directors may also decline to register any transfer of a share which, in their opinion, may imperil or prejudicially affect the status of the Company in the State or which may imperil any tax concession or rebate to which the members of the Company are entitled or which may involve the Company in the payment of any additional stamp or other duties on any conveyance of any property made or to be made to the Company.

27 The Directors may also decline to recognise any instrument of transfer unless:

(a) the instrument of transfer is accompanied by the certificate of the shares to which it relates, and such other evidence as the Directors may reasonably require to show the right of the transferor to make the transfer; and

(b) the instrument of transfer is in respect of one class of share only.

28 If the Directors refuse to register a transfer they shall, within 2 months after the date on which

the transfer was lodged with the Company, send to the transferee notice of the refusal.

29 The registration of transfers may be suspended at such times and for such periods, not exceeding in the whole 30 days in each year, as the Directors may from time to time determine.

30 Nothing in these regulations shall preclude the Board from recognising a renunciation of the allotment of any share by the allottee in favor of some other person.

TRANSMISSION OF SHARES

31 In the case of the death of a member, the survivor or survivors where the deceased was a joint holder, and the personal representatives of the deceased where he was a sole holder, shall be the only persons recognised by the Company as having any title to his interest in the shares; but nothing herein contained shall release the estate of a deceased joint holder from any liability in respect of any share which had been jointly held by him with other persons.

32 Any person becoming entitled to a share in consequence of the death or bankruptcy of a member may, upon such evidence being produced as may from time to time properly be required by the Directors and subject as hereinafter provided, elect either to be registered himself as holder of the share or to have some person nominated by him registered as the transferee thereof, but the Directors shall, in either case, have the same right to decline or suspend registration as they would have had in the case of a transfer of the share by that member before his death or bankruptcy, as the case may be.

33 If the person so becoming entitled elects to be registered himself, he shall deliver or send to the Company a notice in writing signed by him stating that he so elects. If he elects to have another person registered, he shall testify his election by executing to that person a transfer of the share. All the limitations, restrictions and provisions of these regulations relating to the right to transfer and the registration of transfers of shares shall be applicable to any such notice or transfer as aforesaid said as if the death or bankruptcy of the member had not occurred and the notice or transfer were a transfer signed by that member.

34 A person becoming entitled to a share by reason of the death or bankruptcy of the holder shall be entitled to the same dividends and other advantages to which he would be entitled if he were the registered holder of the share, except that he shall not, before being registered as a member in respect of the share, be entitled in respect of it to exercise any right conferred by membership in relation to meetings of the Company, so, however, that the Directors may at any time give notice requiring any such person to elect either to be registered himself or to transfer the share, and if the notice is not complied with within 90 days, the Directors may thereupon withhold payment of all dividends, bonuses or other moneys payable in respect of the share until the requirements of the notice have been complied with.

FORFEITURE OF SHARES

35 If a member fails to pay any call or installment of a call on the day appointed for payment thereof, the Directors may, at any time thereafter during such time as any part of the call or installment remains unpaid, serve a notice on him requiring payment of so much of the call or installment as is unpaid together with any interest which may have accrued.

36 The notice shall name a further day (not earlier than the expiration of 14 days from the date of service of the notice) on or before which the payment required by the notice is to be made, and shall state that in the event of non-payment at or before the time appointed the shares in respect of which the call was made will be liable to be forfeited.

37 If the requirements of any such notice as aforesaid are not complied with, any share in respect of which the notice has been given may at any time thereafter, before the payment required by the notice has been made, be forfeited by a resolution of the Directors to that effect.

38 A forfeited share maybe sold or otherwise disposed of on such terms and in such manner as the Directors think fit, and at any time before a sale or disposition the forfeiture may be cancelled on such terms as the Directors think fit.

39 A person whose shares have been forfeited shall cease to be a member in respect of the forfeited shares, but shall, notwithstanding, remain liable to pay to the Company all moneys which, at the date of forfeiture, were payable by him to the Company in respect of the shares, but his liability shall cease if and when the Company shall have received payment in full of all such moneys in respect of the shares.

40 A statutory declaration that the declarant is a Director or the Secretary of the Company, and that a share in the Company has been duly forfeited on a date stated in the declaration, shall be conclusive evidence of the facts therein stated as against all persons claiming to be entitled to the share. The Company may receive the consideration, if any, given for the share on any sale or disposition thereof and may execute a transfer of the share in favor of the person to whom the share is sold or disposed of and he shall thereupon be registered as the holder of the share, and shall not be bound to see to the application of the purchase money, if any, nor shall his title to the share be effected by any irregularity or invalidity in the proceedings in reference to the forfeiture, sale or disposal of the share.

41 The provisions of these regulations as to forfeiture shall apply in the case of non payment of any sum which, by the terms of issue of a share, becomes payable at a fixed time, whether on account of the nominal value of the share or by way of premium, and if the same had been payable by virtue of a call duly made and notified.

CONVERSION OF SHARES INTO STOCK

42 The Company may by ordinary resolution convert any paid-up shares into stock, and reconvert any stock into paid-up shares of any denomination.

43 The holders of stock may transfer the same, or any part thereof, in the same manner and subject to the same regulations as and subject to which the shares from which the stock arose might previously to conversion have been transferred, or as near thereto as circumstances admit; and the Directors may from time to time fix the minimum amount of stock transferable but so that such minimum shall not exceed the nominal amount of each share from which the stock arose.

44 The holders of stock shall, according to the amount of stock held by them, have the same rights, privileges and advantages in relation to dividends, voting at meetings of the Company and other matters as if they held the shares from which the stock arose, but no such right, privilege or advantage (except participation in the dividends and profits of the Company and in the assets on winding up) shall be conferred to an amount of stock which would not, if existing in shares, have conferred that right, privilege or advantage.

45 Such of the regulations of the Company as are applicable to paid-up shares shall apply to stock, and the words "share" and "shareholder" therein shall include "stock" and "stockholder".

ALTERATION OF CAPITAL

46 The Company may from time to time by ordinary resolution increase the share capital by such sum, to be divided into shares of such amount, as the resolution shall prescribe.

47 The Company may by ordinary resolution:

(a) consolidate and divide all or any of its share capital into shares of larger amount than its existing shares;

(b) sub-divide its existing shares, or any of them, into shares of smaller amount than is fixed by the memorandum of association subject, nevertheless, to Section 68 (1) (d) of the Act;

(c) cancel any shares which, at the date of the passing of the resolution, have not been taken

or agreed to be taken by any person.

48 The Company may by special resolution reduce its share capital, or any capital redemption reserve fund or any share premium account in any manner and with and subject to any incident authorised and consent required, by law.

GENERAL MEETINGS

49 All general meetings of the Company shall be held in the State.

50 The Company shall in each year hold, at such time and place (subject to regulation 49) as the Directors shall appoint, a general meeting as its annual general meeting in addition to any other meeting in that year, and shall specify the meeting as such in the notices calling it; and not more than 15 months shall elapse between the date of one annual general meeting of the Company and that of the next.

51 All general meetings other than annual general meetings shall be called extraordinary general meetings.

52 The Directors may, whenever they think fit, convene an extraordinary general meeting, and extraordinary general meetings shall also be convened on such requisition, or in default, may be convened by such requisitionists, as provided by Section 132 of the Act. If at any time there are not within the State sufficient Directors capable of acting to form a quorum, any Director or such requisitionists as provided by the said Section 132 may convene an extraordinary general meeting in the same manner as nearly as possible as that in which meetings may be convened by the Directors.

NOTICE OF GENERAL MEETINGS

53 Subject to Sections 133 and 141 of the Act, an annual general meeting and a meeting called for the passing of a special resolution shall be called by 21 days' notice in writing at the least, and a meeting of the Company (other than an annual general meeting or a meeting for the passing of a special resolution) shall be called by 14 days' notice in writing at the least. The notice shall be exclusive of the day on which it is served or deemed to be served and of the day for which it is given, and shall specify the place, the day and the hour of the meeting, and in the case of special business, the general nature of that business, and shall be given, in manner hereinafter mentioned, to such persons as are, under the regulations of the Company, entitled to receive such notices from the Company.

54 The accidental omission to give notice of a meeting to, or the non receipt of notice of a meeting by, any person entitled to receive notice shall not invalidate the proceedings at the meeting.

PROCEEDINGS AT GENERAL MEETINGS

55 All business shall be deemed special that is transacted at an extraordinary general meeting, and also all that is transacted at an annual general meeting, with the exception of declaring a dividend, the consideration of the accounts, balance sheets and the reports of the Directors and Auditors, the election of Directors in the place of those retiring, the re-appointment of the retiring Auditors and the fixing of the remuneration of the Auditors.

56 No business shall be transacted at any general meeting unless a quorum of members is present at the time when the meeting proceeds to business; save as herein otherwise provided, three members present in person shall be a quorum.

57 If within half an hour from the time appointed for the meeting a quorum is not present, the meeting, if convened upon the requisition of members, shall be dissolved; in any other case it shall stand adjourned to the same day in the next week, at the same time and place or to such other day and at such other time and place as the Directors may determine, and if at the adjourned meeting a quorum is not present within half an hour from the time appointed for the meeting, the members present shall be a quorum.

58 The Chairman, if any, of the Board of Directors shall preside as Chairman at every general meeting of the Company, or if there is no such Chairman, or if he is not present within 15 minutes

after the time appointed for the holding of the meeting or is unwilling to act, the Directors present shall elect one of their number to be Chairman of the meeting.

59 If at any meeting no Director is willing to act as Chairman or if no Director is present within 15 minutes after the time appointed for holding the meeting, the members present shall choose one of their number to be Chairman of the meeting.

60 The Chairman may, with the consent of any meeting at which a quorum is present, and shall if so directed by the meeting, adjourn the meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place. When a meeting is adjourned for 30 days or more, notice of the adjourned meeting shall be given as in the case of an original meeting. Save as aforesaid it shall not be necessary to give any notice of an adjournment or of the business to be transacted at an adjourned meeting.

61 At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless a poll is (before or on the declaration of the result of the show of hands) demanded:

(a) by the Chairman; or

(b) by at least three members present in person or by proxy; or

(c) by any member or members, present in person or by proxy and representing not less than one tenth of the total voting rights of all the members having the right to vote at the meeting; or

(d) by a member or members holding shares in the Company conferring the right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one tenth of the total sum paid up on all the shares conferring that right.

Unless a poll is so demanded, a declaration by the Chairman that a resolution has, on a show of hands, been carried or carried unanimously, or by a particular majority, or lost, and an entry in the book containing the minutes of the proceedings of the Company shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favor of or against such resolution.
The demand for a poll may be withdrawn.

62 Except as provided in Regulation 64, if a poll is duly demanded it shall be taken in such manner as the Chairman directs, and the result of the poll be deemed to be the resolution of the meeting at which the poll was demanded.

63 Where there is an equality of votes, whether on a show of hands or on a poll, the Chairman of the meeting at which the show of hands takes place or at which the poll is demanded, shall be entitled to a second or casting vote.

64 A poll demanded on the election of a Chairman or on a question of adjournment shall be taken forthwith. A poll demanded on any other question shall be taken at such time as the Chairman of the meeting directs, and any business other than that on which a poll is demanded may be proceeded with pending the taking of the poll.

VOTES OF MEMBERS

65(a) Subject to any rights or restrictions for the time being attached to any class of shares, on a show of hands every member present in person and every proxy shall have one vote, so, however, that no individual shall have more than one vote, and on a poll every member shall have one vote for each share of which he is the holder.

65(b) Where in respect of any shares of the Company, any member or other person fails to comply with any notice (in this Article called a "statutory notice") given by the Company requiring him to indicate in writing:

(a) the capacity in which he holds such shares or any interest therein; or

(b) so far as it is within his knowledge, the persons who have an interest in them and the nature of their interest; or

(c) whether any of the voting rights carried by such shares are the subject of any agreement or arrangement under which another person is entitled to control his exercise of these rights;

then not earlier than forty-two (42) days after service of the statutory notice the Company may serve upon the registered holder of such shares a notice (in this Article called a "disenfranchisement notice") stating that the registered holder of such shares shall with effect from the service of the disenfranchisement notice have no right to attend or vote either at any general meeting of the Company or at any separate general meeting of the holders of the shares of that class. The Company may at any time withdraw a disenfranchisement notice by serving upon the registered holder of the shares to which the same relates a notice in writing to that effect (in this Article called a "withdrawal notice") and shall do so upon being satisfied that the statutory notice has been complied with in respect of all the shares to which the disenfranchisement notice relates. Unless and until a withdrawal notice is duly served in relation thereto none of the shares to which a disenfranchisement notice relates shall confer on the holder or holders thereof any rights to attend or vote at any such general or separate meeting as aforesaid.

66 Where there are joint holders, the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders; and for this purpose, seniority shall be determined by the order in which the names stand in the Register.

67 A member of unsound mind, or in respect of whom an order has been made by any court having jurisdiction in lunacy, may vote, whether on a show of hands or on a poll, by his committee, receiver, guardian or other person appointed by that court, and any such committee, receiver, guardian or other person may vote by proxy on a show of hands or on a poll.

68 No member shall be entitled to vote at any general meeting unless all calls or other sums immediately payable by him in respect of shares in the Company have been paid.

69 No objection shall be raised to the qualification of any voter except at the meeting or adjourned meeting at which the vote objected to is given or tendered, and every vote not disallowed at such meeting shall be valid for all purposes. Any such objection made in due time shall be referred to the Chairman of the meeting whose decision shall be final and conclusive.

70 Votes may be given either personally or by proxy.

71 The instrument appointing a proxy shall be in writing under the hand of the appointor or of his attorney duly authorised in writing, or, if the appointor is a body corporate, either under seal or under the hand of an officer or attorney duly authorised. A proxy need not be a member of the Company.

72 The instrument appointing a proxy and the power of attorney or other authority, if any, under which it is signed, or a notarially certified copy of that power or authority shall be deposited at the Office or at such other place within the State as is specified for that purpose in the notice convening the meeting, not less than 48 hours before the time for holding the meeting or adjourned meeting at which the person named in the instrument proposes to vote, or, in the case of a poll, not less than 48 hours before the time appointed for the taking of the poll, and, in default, the instrument of proxy shall not be treated as valid.

73 An instrument appointing a proxy may be in the following form or to the following effect; with such variations as circumstances may require or the Directors, the Secretary or the act permit or

in such other form as may be approved by or on behalf of the governing body of any Stock Exchange on which the shares of the Company may for the time being be permitted to be dealt in or quoted:

ANGLO IRISH BANK CORPORATION PLC

I/We of

being a member/members of the above-named Company hereby appoint

of

or failing him

of

as my/our proxy to vote for me/us on my/our behalf at the (annual or extraordinary, as the case may be) general meeting of the Company to be held on the day of 20 and at any adjournment thereof.

Signed this day of ,20

This form is to be used the resolution. *In favor of

against

Unless otherwise instructed the proxy will vote or abstain as he thinks fit.

*Strike out whichever is not desired.

74 The instrument appointing a proxy shall be deemed to confer authority to demand or join in demanding a poll.

75 A vote given in accordance with the terms of an instrument of proxy shall be valid notwithstanding the previous death or insanity of the principal or revocation of the proxy or of the authority under which the proxy was executed or the transfer of the share in respect of which the proxy is given, if no intimation in writing of such death, insanity, revocation or transfer as aforesaid is received by the Company at the Office before the commencement of the meeting or adjourned meeting at which the proxy is used.

BODIES CORPORATE ACTING BY REPRESENTATIVES AT MEETINGS

76 Any body corporate which is a member of the Company may, by resolution of its Directors or other governing body, authorise such person as it thinks fit to act as its representative at any meeting of the Company or of any class of members of the Company, and the person so authorised shall be entitled to exercise the same powers on behalf of the body corporate which he represents as that body corporate could exercise if it were an individual member of the Company.

DIRECTORS

77 Unless otherwise determined by the Company in general meeting, the number of Directors shall not be less than three.

78 The Directors (other than a Managing Director or Director holding other executive office) shall be paid out of the funds of the Company such remuneration for their services as shall be

determined in General Meeting from time to time. Such remuneration shall be divided among the Directors as may be agreed by all of them; but, in default of such agreement, if all the Directors have been in office through out the year, the remuneration shall be divided equally among them and if they have not, it shall be divided among them rateably in proportion to the parts of the year during which they have respectively been Directors. The Directors (including Alternate Directors) shall also be entitled to be repaid all traveling, hotel and other expenses properly incurred by them in attending and returning from meetings of the Directors or any committee of the Directors or General Meeting of the Company or in connection with the business of the Company.

79 The shareholding qualification for Directors may be fixed by the Company in general meeting and unless and until so fixed, no qualification shall be required.

80 Director of the Company may be or become a Director or other officer of, or otherwise interested in, any company promoted by the Company or in which the Company may be interested as shareholder or otherwise, and no such Director shall be accountable to the Company for any remuneration or other benefits received by him as a Director or officer of, or from his interest in, such other company unless the Company otherwise directs.

BORROWING POWERS

81 The Directors may exercise all the powers of the Company to borrow money and to mortgage or charge its undertaking, property and uncalled capital, or any part thereof and to issue debentures, debenture stock and other securities whether outright or as security for any debt, liability or obligation of the Company or of any third party.

82 Any debentures, debenture stock or other securities may be issued at a discount, premium or otherwise, and with any special privileges as to redemption, surrender, drawings, allotment of shares, attending and voting at general meetings of the Company, appointment of Directors and otherwise and may be so framed that the moneys so raised or secured shall be assignable free from any equities between the Company and the person to whom the same may be issued.

POWERS AND DUTIES OF DIRECTORS

83 The business of the Company shall be managed by the Directors, who may exercise all such powers of the Company as are not, by the Act or by these regulations, required to be exercised by the Company in general meeting, subject, nevertheless, to any of these regulations, to the provisions of the Act and to such directions, not being inconsistent with the aforesaid regulations or provisions, as maybe given by the Company in general meeting shall invalidate any prior act of the Directors which would have been valid if that direction had not been given.

84 The Directors may from time to time and at any time by power of attorney appoint any company, firm or person or body of persons, whether nominated directly or indirectly by the Directors, to be the attorney or attorneys of the Company for such purposes and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Directors under these regulations) and for such period and subject to such conditions as they may think fit, and any such power of attorney may contain such provisions for the protection of persons dealing with any such attorney as the Directors may think fit, and may also authorise any such attorney to delegate all or any of the powers, authorities and discretions vested in him.

85 The Company may exercise the powers conferred by Section 41 of the Act with regard to having an official seal for use abroad, and such powers shall be vested in the Directors.

86 A Director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with the Company shall declare the nature of his interest at a meeting of the Directors in accordance with Section 194 of the Act.

87 A Director shall not vote in respect of any contract or arrangement in which he is so interested, and if he shall so vote, his vote shall not be counted, nor shall he be counted in the quorum, present at the meeting but neither of these prohibitions shall apply to:

(a) any arrangement for giving any Director any security or indemnity in respect of money lent by him to or obligations undertaken by him for the benefit of the Company; or

(b) any arrangement for the giving by the Company of any security to a third party in respect of a debt or obligation of the Company for which the Director himself has assumed responsibility in whole or in part under a guarantee or indemnity or by the deposit of a security; or

(c) any contract by a Director to subscribe for or underwrite shares or debentures of the Company; or

(d) any contract or arrangement with any other company in which he is interested only as an officer of such other company or as a holder of shares or other securities in such other company;

and these prohibitions may at any time be suspended or relaxed to any extent and either generally or in respect of any particular contract, arrangement or transaction by the Company in general meeting.

88 A Director may hold any other office or place of profit under the Company (other than the office of Auditor) in conjunction with his office of Director for such period and on such terms as to remuneration and otherwise as the Directors may determine, and no Director or intending Director shall be disqualified by his office from contracting with the Company either with regard to his tenure of any such other office or place of profit or as vendor, purchaser or otherwise, nor shall any such contract or any contract or arrangement entered into by or on behalf of the Company in which any Director is in any way interested, be liable to be avoided, nor shall any Director so contracting or being so interested be liable to account to the Company for any profit realised by any such contract or arrangement by reason of such Director holding that office or of the fiduciary relation thereby established.

89 A Director, notwithstanding his interest, may be counted in the quorum present at any meeting whereat he or any other Director is appointed to hold any such office of profit under the Company or whereat the items of any such appointment are arranged, and he may vote on any such appointment or arrangement other than his own appointment or the arrangement of the terms thereof.

90 Director may act by himself or his firm in a professional capacity for the Company, and he or his firm shall be entitled to remuneration for professional services as if he were not a Director; but nothing herein contained shall authorise a Director or his firm to act as Auditor to the Company.

91 All cheques, promissory notes, drafts, bills of exchange and other negotiable instruments and all receipts for moneys paid to the Company shall be signed, drawn, accepted, endorsed or otherwise executed, as the case may be, by such person or persons and in such manner (whether or not involving signature by mechanical means) as the Directors shall from time to time by resolution determine.

92 The Directors shall cause minutes to be made in books provided for the purposes:

(a) of all appointments of officers made by the Directors;

(b) of the names of the Directors present at each meeting of the Directors and of any committees of the Directors;

(c) of all resolutions and proceedings at all meetings of the Company and of the Directors and of committees of the Directors.

92(A) The Directors may from time to time, and at any time, pursuant to this Article appoint any other persons to any post with such descriptive title including that of Director (whether as associate, executive, group, divisional, departmental, deputy, assistant, local advisory director or otherwise) as the Directors may define, limit, vary and restrict the powers, authorities and discretions of persons so appointed and may affix and determine their remuneration and duties, and subject to any contract between him and the company may remove from such post any person so appointed. A

person so appointed shall not be a Director of the Company for any of the purposes of these Articles or of the Act, and accordingly shall not be a member of the Board of Directors or of any committee thereof, nor shall he be entitled to be present at any meeting of the Board of Directors or of any such committee, except at the request of the Board of Directors or of such committee, and if present at such request he shall not be entitled to vote thereat.

POWER TO PAY PENSIONS

93 (A) The Directors on behalf of the Company may grant or make provisions for pensions, allowances or gratuities and life assurance, bonuses or other benefits to or for the benefit of:

(i) Any Director or former Director or other officer or former officer who holds or has held any place of profit with the Company or any other company in which the Company is or was interested or any company or firm or concern whose business or any part thereof or control of whose business or any part thereof has at any time been acquired by the Company or any of its subsidiaries;

(ii) the wife or widow or other dependent or family of such Director or former Director or other officer or former officer;

(iii) any other employee or former employee of the Company or of any such other company, firm or concern as aforesaid;

(iv) the wife or widow or any other dependent or family of any such other employee or former employee;

or any class or classes thereof respectively.

(B) Any of the matters aforesaid may be done either alone or in conjunction with any other person or company, and in such manner as the Directors may think fit.

(C) Subject to the requirements of the Act regarding disclosure to the members of particulars of the proposed payment end to the approval thereof by the Company any such Director or other person as is mentioned in sub-paragraphs (i) to (iv) inclusive of paragraph (A) above shall be entitled to receive and retain for his own benefit any such pension, allowance, gratuity, assurance or other benefit and any such Director may vote as a Director in the exercise of any of the powers conferred by this regulation notwithstanding that he is interested therein.

RETIREMENT AND DISQUALIFICATION OF DIRECTORS

94 The office of Director shall be vacated if the Director:

(a) ceases to be a Director by virtue of Section 180 of the Act; or

(b) is adjudged bankrupt in the State or in Northern Ireland or Great Britain or makes any arrangement or composition with his creditors generally; or

(c) becomes prohibited from being a Director by reason of any order made under Section 184 of the Act; or

(d) becomes of unsound mind; or

(e) (not being a person holding for a fixed term an executive office subject or not to termination if he cease for any cause to be a Director or otherwise precluded from so doing by the terms of any agreement between him and the Company) he resigns his office by notice in writing to the Company or (being such a person or so precluded) he shall tender his resignation and the Directors shall resolve to accept the same; or

(f) is convicted of an indictable offence (other than an offence under the Road Traffic Act, 1981 or any Act or Acts amending it) unless the Directors otherwise determine; or

(g) is for more than 6 months absent without permission of the Directors from meetings of the Directors held during that period; or

(h) is removed by ordinary resolution of the Company pursuant to Regulation 103.

95 Unless and until otherwise required by law, no person shall be disqualified from being appointed or re-appointed as a Director of the Company and no Director shall be subject to retirement by reason of the fact that such person or Director has reached any specified age.

ROTATION OF DIRECTORS

96 Subject to the provisions of these regulations at the annual general meeting in every year one third of the Directors for the time being, or, if their number is not three or a multiple of three, then the number nearest to but not exceeding one-third shall retire from office provided that each Director shall retire every 3 years.

97 The Directors to retire in every year shall be those who have been longest in office since their last election but as between persons who became Directors on the same day, those to retire shall (unless they otherwise agree among themselves) be determined by lot.

98 A retiring Director shall be eligible for re-election.

99 The Company, at the meeting at which a Director retires in manner aforesaid, may fill the vacated office by electing a person thereto, and in default the retiring Director shall, if offering himself for re-election, be deemed to have been re-elected, unless at such meeting it is expressly resolved not to fill such vacated office, or unless a resolution for the re-election of such Director has been put to the meeting and lost.

100 No person other than a Director retiring at the meeting shall, unless recommended by the Directors, be eligible for election to the office of Director at any general meeting unless not less than 3 or more than 21 days before the day appointed for the meeting there shall have been left at the Office notice in writing signed by a member duly qualified to attend and vote at the meeting for which such notice is given, of his intention to propose such person for election and also notice in writing signed by that person of his willingness to be elected.

101 The Company may from time to time by ordinary resolution increase or reduce the number of Directors and may also determine in what rotation the increased or reduced number is to go out of office.

102 The Directors shall have power at any time from time to time to appoint any person to be a Director, either to fill a casual vacancy or as an addition to the existing Directors, but so that the total number of Directors shall not at any time exceed the number fixed in accordance with these regulations. Any Director so appointed shall hold office only until the next following annual general meeting, and shall then be eligible for re-election but shall not be taken into account in determining the Directors who are to retire by rotation at such meeting.

103 The Company may, by ordinary resolution, of which extended notice has been given in accordance with Section 142 of the Act, remove any Director before the expiration of his period of office notwithstanding anything in these regulations or in any agreement between the Company and such Director. Such removal shall be without prejudice to any claim such Director may have for damage for breach of any contract of service between him and the Company.

104 The Company may, by ordinary resolution, appoint another person in place of a Director removed from office under regulation 103 and without prejudice to the powers of the Directors under regulation 102 the Company in general meeting may appoint any person to be a Director either to fill a casual vacancy or as an additional Director. A person appointed in place of a Director so removed or to fill such a vacancy shall be subject to retirement at the same time as if he had become a Director on the day on which the Director in whose place he is appointed was last elected a Director.

PROCEEDINGS OF DIRECTORS

105 The Directors may meet together for the dispatch of business, adjourn and otherwise regulate their meetings as they think fit. Questions arising at any meeting shall be decided by a majority of votes. Where there is an equality of votes, the Chairman shall have a second or casting vote. A Director may, and the Secretary on the requisition of a Director shall, at any time summon a meeting of the Directors.

106 The quorum necessary for the transaction of the business of the Directors may be fixed by a two thirds majority of all the Directors, and unless so fixed shall be three.

107 The continuing Directors may act notwithstanding any vacancy in their number but, if and so long as their number is reduced below the number fixed by or pursuant to the regulations of the Company as the necessary quorum of Directors, the continuing Directors or Director may act for the purpose of increasing the number of Directors to that number or of summoning a general meeting of the Company but for no other purpose.

108 The Directors may elect a Chairman of their meetings and determine the period for which he is to hold office, but if no such Chairman is elected, or, if at any meeting the Chairman is not present within 5 minutes after the time appointed for holding the same, the Directors present may choose one of their number to be Chairman of the meeting.

109 The Directors may delegate any of their powers to committees consisting of such member or members of the Board as they think fit; any committee so formed shall, in the exercise of the powers so delegated, conform to any regulations that may be imposed on it by the Directors.

110 A committee may elect a Chairman of its meeting; if no such Chairman is elected, or if at any meeting the Chairman is not present within 5 minutes after the time appointed for holding the same, the members present may choose one of their number to be Chairman of the meeting.

111 A committee may meet and adjourn as it thinks proper. Questions arising at any meeting shall be determined by a majority of votes of the members present, and where there is an equality of votes, the Chairman shall have a second or casting vote.

112 All acts done by any meeting of the Directors or of a committee of Directors or by any person acting as a Director shall, notwithstanding that it be afterwards discovered that there was some defect in the appointment of any such Director or person acting as aforesaid, or that they or any of them were disqualified, be as valid as if every such person had been duly appointed and was qualified to be a Director.

113 A resolution in writing signed by all the Directors for the time being entitled to receive notice of a meeting of the Directors shall be as valid as if it had been passed at a meeting of the Directors duly convened and held.

EXECUTIVE AND MANAGING DIRECTORS

114 (A) The Directors may from time to time appoint any one or more of their number to be an Executive Director or to be a Managing or Joint Managing Director of the Company for such period at such remuneration and upon such terms as they may think fit and the Directors may entrust to and confer upon any such Director any of the powers, authorities and discretions exercisable by them upon such terms and conditions and with such restrictions as they think fit and either collaterally with or to the exclusion of their own powers, and may from time to time revoke, withdraw, alter or vary all or any of such powers.

(B) The remuneration of any such Executive or Managing or Joint Managing Director may be by way of salary, or bonus, or commission or participation in profits, or by any or all of those modes or otherwise and it may be made a term of his appointment that he and/or his dependents or any one or more of them be paid a pension, and/or a lump sum payment on his ceasing to hold such executive office.

(C) Subject to any contract between any such Executive or Managing or Joint Managing Director and the Company Directors may at any time remove or dismiss him from office and appoint another or others in his place or to act jointly with him.

(D) Any Director holding any office under a Service Agreement with the Company shall not, while he continues so to hold that office or appointment, be subject to retirement by rotation, and he shall not be taken into account in determining the rotation of retirement of Directors, but he shall (unless otherwise provided by the terms of any agreement between him and the Company) be subject to the same provisions as to resignation and removal as the other Directors of the Company, and, if, for any cause, he ceases to hold the office of Director he shall, ipso facto and immediately, cease to be an Executive or Managing or Joint Managing Director (if he holds such office), but without prejudice to any claim for damages for breach of any contract of service between him and the Company.

ALTERNATE DIRECTORS

115 Any Director may from time to time, by writing under his hand, appoint any person (whether a Member of the Company or not) who is approved by the majority of the Directors to be his alternate; and every such alternate shall be entitled to notice of meeting of the Directors and to attend and vote thereat as a Director and shall have and exercise all the powers, rights, duties and authorities of the Director appointing him but shall not be required to hold or acquire a share qualification; provided always that no such appointment be operative unless or until the approval of the Directors by a simple majority shall have been given. A Director may at any time revoke the appointment of an alternate appointed by him and, subject to such approval as aforesaid appoint another person in his place, and if a Director shall die or cease to hold the office of Director the appointment of his alternate shall thereupon cease and determine; provided nevertheless, that if a Director retires by rotation and is re-elected by the Meeting at which such retirement took effect any appointment made by him pursuant to this regulation which was in force immediately prior to his retirement shall continue to operate after his re-election as if he had not so retired. Every person shall, when acting as an alternate for a Director, be an officer of the Company, and shall alone be responsible to the Company for his own acts and defaults, and he shall not be deemed to be the agent of or for the Director appointing him. The remuneration of any such alternate shall be payable out of the remuneration payable to the Director appointing him, and shall consist of such portion thereof as shall be agreed between the alternate and the Director appointing him. Any Director of the Company who is appointed an alternate Director shall be entitled to vote at a Meeting of the Directors on behalf of the Director so appointing him as distinct from the vote to which he is entitled in his own capacity as a Director of the Company.

SECRETARY

116 The Secretary shall be appointed by the Directors for such term, at such remuneration and upon such conditions as they may think fit; and any Secretary so appointed may be removed by them.

117 A provision of the Act or these regulations requiring or authorising a thing to be done by or to a Director and the Secretary shall not be satisfied by its being done by or to the same person acting both as Director and as, or in place of, the Secretary.

THE SEAL

118 The seal shall be used only by the authority of the Directors or of a committee of Directors authorised by the Directors in that behalf, and every instrument to which the seal shall be impressed shall, as part of the sealing process, be signed by at least one Director or other person duly authorized in that behalf by the Directors and be countersigned by another Director or the Secretary or one of the persons authorised as aforesaid (who has not already signed) and, in favor of any purchaser or person bona fide dealing with the Company, such signature shall be conclusive evidence of the fact that the seal has been properly affixed. Every certificate of shares, stock, debenture stock or representing any other form of security (other than letters of allotment or scrip certificates) shall be issued under the Seal, and shall be autographically signed as aforesaid unless the Directors by resolution determine or have previously determined either generally or in any particular case that such certificates shall not bear any signatures as aforesaid or that any such

signatures shall be affixed by some method or system of mechanical signature provided that the certificates have been approved for sealing by the Auditors, Transfer Auditors or Bankers of the Company.

DIVIDENDS AND RESERVE

119 The Company in general meeting may declare dividends, but no dividend shall exceed the amount recommended by the Directors.

As Amended 28 January 2005

120 The Directors may from time to time pay to the members such interim dividends as appear to the Directors to be justified by the profits of the Company, provided that no such interim dividend may be paid if the dividend on the Euro Preference Shares, the Sterling Preference Shares or the Dollar Preference Shares currently accrued and payable prior to the date of the Directors' Resolution to pay such interim dividend shall not have been paid.

As Amended 28 January 2005

121 No dividend shall be paid otherwise than out of profits. No dividend may be declared unless all dividends on the Preference Shares declared and payable shall have been paid.

As Amended 28 January 2005

122 The Directors may, before recommending any dividend, set aside out of profits of the Company such sums as they think proper as a reserve or reserves which shall, at the discretion of the Directors, be applicable for any purpose to which the profits of the Company may be properly applied, and pending such application may, at the like discretion, either be employed in the business of the Company or be invested in such investments as the Directors may lawfully determine. The Directors may also, without placing the same to reserve, carry any profits which they may think it prudent not to divide, provided however that:

(i) the Directors may not set aside out of the profits of the Company such sums as referred to in this Article 122 above any sum then required for payment of the dividend payable on any of the Preference Shares; and

(ii) if at any time there shall be insufficient profit standing to the credit of the profit and loss account of the Company (or any other of the Company's accounts and reserves available for distribution) for the payment of the said Preference Shares dividends, the Directors shall withdraw from any such reserve fund referred to above such sums as may be required for the payment of such dividend (and so the Directors shall not require the consent of the Company in General Meeting to such withdrawal). Subject to the Acts, any sums so withdrawn or profits previously carried forward pursuant to this Article but subsequently required for payment on the dividends on the said Preference Shares may be applied in or towards payment of such dividends.

123 Subject to the rights of persons, if any, entitled to shares with special rights as to dividends, all dividends shall be declared and paid according to the amounts paid or credited as paid on the shares in respect whereof the dividend is paid, but no amount paid or credited as paid on a share in advance of calls shall be treated for the purposes of this regulation as paid on the share. All dividends shall be apportioned and paid proportionately to the amounts paid or credited as paid on the shares during any portion or portions of the period in respect of which the dividend is paid; but if any share is issued on terms providing that it shall rank for dividend as from a particular date, such share shall rank for dividend accordingly.

124 The Directors may deduct from any dividend payable to any member all sums of money (if any) immediately payable by him to the Company on account of calls or otherwise in relation to the shares of the Company.

125 Any general meeting declaring a dividend or bonus may direct payment of such dividend or bonus wholly or partly by the distribution of specific assets and in particular of paid up shares, debentures or debenture stock of any other company or in any one or more of such ways, and the Directors shall give effect to such resolution, and where any difficulty arises in regard to such distribution, the Directors may settle the same as they think expedient, and in particular may issue

fractional certificates and fix the value for distribution of such specific assets or any part thereof and may determine that cash payments shall be made to any members upon the footing of the value so fixed, in order to adjust the rights of all the parties, and may vest any such specific assets in trustees as may seem expedient to the Directors.

126 The Directors may, provided that an adequate number of unissued ordinary shares are available for the purpose, with the sanction of an ordinary resolution of the Company, determine and announce that holders of ordinary shares shall have the right to elect to receive an allotment of additional ordinary shares in the Company, credited as fully paid, instead of cash in respect of all or part of any dividend or dividends as are specified by such resolution of the Company or such part of such dividend or dividends as the Directors may determine. The following conditions shall apply:

(a) the resolution of the Company may specify a particular dividend or dividends, or may specify all or any dividends falling to be declared or paid during a specified period, provided that such period shall expire on a date not later than the date of the commencement of the fifth Annual General Meeting following the date of the meeting at which such resolution is passed or 5 years after the date on which such resolution is passed whichever is the earlier;

(b) the entitlement of each holder of ordinary shares in the Company to additional ordinary shares shall, subject to sub-paragraph (e) below, be such that the relevant value of the entitlement shall be as nearly as possible equal to and may, if the Directors consider it appropriate, be greater than the cash amount (disregarding any tax credits) of the dividend in respect of which an election is made by such holder. For this purpose "relevant value" shall be calculated by reference to the average value of the amounts resulting from determining (i), (ii) or (iii) below for the ordinary shares on any recognised stock exchange, selected by the Directors from time to time, on which the ordinary shares are quoted, as derived from the daily official list of any such stock exchange, or any similar publication, on the day on which the ordinary shares are first quoted "ex" the relevant dividend and the four subsequent dealing days but adjusted as the Auditors may consider appropriate or par whichever is the greater or in such other manner as may be determined by the Directors on such basis as they consider fair and reasonable:

   (i) if more than one dealing is reported for the day, the average of the prices at which dealing took place; or

   (ii) if only one dealing is reported for the day, the price at which that dealing took place; or

   (iii) if no dealing is reported for the day, the average of the closing bid and offer prices for the day;

   and if, on any such day, there are not both offer and bid prices reported, that day shall not count as one of the five business days considered for the purpose of calculating the relevant value.

(c) the Directors shall, after determining the basis of allotment, give notice in writing to the holders of the ordinary shares of the rights of election offered to them, and shall send, with or following each notice, forms of election and specify the procedure to be followed, and the place at which end the latest date and time by which, duly completed forms of election must be lodged in order to be effective;

(d) the dividend (or that part of the dividend in respect of which a right of election has been offered) shall not be payable on ordinary shares in respect of which the said election has been duly exercised (the "Elected Ordinary Shares") and instead thereof additional ordinary shares shall be allotted to the holders of the Elected Ordinary Shares on the basis of allotment determined as aforesaid. For such purpose, the Directors shall capitalise out of such of the sum standing to the credit of any of the Company's reserves (including any share premium account or capital redemption reserve) or profit and loss account or any of the profits which could otherwise have been applied in paying dividends in cash, as the Directors may determine, a sum equal to the aggregate nominal amount of the additional ordinary shares to be allotted on such basis and apply the same in paying up in full the appropriate number of unissued ordinary shares for allotment and distribution

to and amongst the holders of the Elected Ordinary Shares on such basis. A resolution of the Directors capitalising any part of the reserves or profits herein before mentioned shall have the same effect as if such capitalisation had been declared by resolution passed at a general meeting of the Company in accordance with Article 135;

(e) the Directors may do all acts and things which they consider necessary or expedient to give effect to any such offer and capitalisation, with power to make such provisions as they think fit to ensure that no fractional entitlements of additional ordinary shares become distributable (including provisions whereby such fractional entitlements, in whole or in part, are disregarded and the benefit thereof accrues to the Company rather than to the holders of the ordinary shares concerned);

(f) the Directors may from time to time establish or vary a procedure for election mandates under which a holder of ordinary shares may elect to receive additional ordinary shares credited as fully paid in lieu of cash in respect of all future rights offered to that holder under this Article until the election mandate is revoked or deemed to be revoked in accordance with the procedure;

(g) the Directors may undertake and do such acts and things as they may consider necessary or expedient for the purpose of giving effect to the provisions of this Article. The Directors may, in their absolute discretion if it shall in their opinion seem expedient, suspend or terminate (whether temporarily or otherwise) such right to elect and may do such acts and things considered necessary or expedient with regard to, or in order to effect, any such suspension or termination;

(h) the additional ordinary shares allotted pursuant to the provisions of this Article shall rank parri passu in all respects with the fully paid ordinary shares of the Company then in issue save only as regards participation in the relevant dividend or share election in lieu;

(i) notwithstanding the foregoing the Directors may at any time prior to payment of the relevant dividend determine, if it appears to them desirable to do as because of a change in circumatances, that the dividend shall be payable wholly in cash and if they so determine then all elections made shall be disregarded. The relevant dividend shall be payable wholly in cash if the ordinary shares of the Company cease to be listed on the particular stock exchange selected by the Directors, pursuant to sub-paragraph (b) above, at any time prior to the due date of issue of the additional ordinary shares or if such listing is suspended and not reinstated by the date immediately preceding the due date of such issue;

(j) notwithstanding anything to the contrary in this article the Directors may make such exclusions from any offer of right of election to holders of ordinary shares as they may think fit in the light of any legal or practical problems under the laws of, or the requirements of any regulatory or stock exchange authority in, any territory or jurisdiction and may in particular, on any occasion, determine that right of election shall not be offered to any holders of ordinary shares who are citizens or residents of any territory where the making or publication of an offer of right of election or any exercise of rights of election or any purported acceptance of right of election would or might be unlawful and in such event the provisions aforesaid should be read and construed subject to such determination.

127 Any dividend, interest or other moneys payable in cash in respect of any shares may be paid by circular or warrant sent through the post directed to the registered address of the holder, or, where there are joint holders, to the registered address of that one of the joint holders who is first named on the Register or to such person and to such address as the holder or joint holders may in writing direct. Every such cheque or warrant shall be made payable to the order of the person to whom it is sent. Any one of two or more joint holders may give effectual receipts for any dividends, bonuses or other moneys payable in respect of the shares held by them as joint holders. Any such dividend or distribution may be paid in a currency other than Irish Pounds and payable may be made by electronic funds transfer, bank transfer or by any other method selected by the Directors from time to time. The debiting of the Company's account in respect of the appropriate amount shall be deemed a good discharge of the Company's obligations in respect of any payment made by such methods.

128 No dividend shall bear interest against the Company.

ACCOUNTS

129 The Directors shall cause proper books of account to be kept relating to:

(a) all sums of money received and expended by the Company and the matters in respect of which the receipt and expenditure takes place; and

(b) all sales and purchases of goods by the Company; and

(c) the assets and liabilities of the Company.

Proper books shall not be deemed to be kept if there are not kept such books of account as are necessary to give a true and fair view of the state of the Company's affairs and to explain its transactions.

130 The books of account shall be kept at the Office or, subject to Section 147 of the Act, at such other place as the Directors think fit, and at all reasonable times be open to the inspection of the Directors.

131 The Directors shall from time to time determine whether and to what extent and at what times and places and under what conditions or regulations the accounts and books of the Company or any of them shall be open to the inspection of members, not being Directors, and no member (not being a Director) shall have any right of inspecting any account or book or document of the Company except as conferred by statute or authorised by the Directors or by the Company in general meeting.

132 The Directors shall from time to time, in accordance with Sections 148,150,157 and 158 of the Act cause to be prepared and to be laid before the annual general meeting of the Company such profit and loss accounts, balance sheets, group accounts and reports as are required by those sections to be prepared and laid before the annual general meeting of the Company.

As Amended
28 January 2005

133 Subject to the provisions of the Act (and subject to Article 3A(E)), a copy of every balance sheet (including every document required by law to be annexed thereto) which is to be laid before the Company in general meeting, together with a copy of the profit and loss account and the Auditor's report shall, 21 clear days at least before the date of the meeting, be delivered or sent by post to the registered address of every member, to the Auditors and to every holder of debentures of the Company who is entitled to receive the same. Whenever an official quotation of The Dublin Stock Exchange, and/or any other Stock Exchange for all or any of the shares or debentures of the Company shall for the time being be in force there shall be forwarded to the Secretary of the Dublin Stock Exchange, and/or the appropriate officer of any other such Stock Exchange, such number of copies of such documents as may for the time being be required under its regulations or practice.

CAPITALISATION OF RESERVES OR PROFITS

134 Subject to any necessary sanction or authority being obtained the Company in general meeting may at any time and from time to time upon the recommendation of the Directors pass a resolution that any sum not required for the payment or provision of any fixed preferential dividend, and (A) for the time being standing to the credit of any reserve fund or reserve account of the Company, including premiums received on the issue of any shares, debentures or debenture stock of the Company, or (B) being undivided net profits in the hands of the Company, be capitalised, and that such sum be appropriated as capital to and amongst the Ordinary Shareholders in proportion to the nominal value of their respective holdings of such shares and in such manner as the resolution may direct, and such resolution shall be effective and the Directors shall in accordance with such resolution apply such sum in paying up in full any unissued shares in the capital of the Company, or any debentures or debenture stock of the Company, on behalf of the Ordinary Shareholders aforesaid, and appropriate such shares, debentures or debenture stock to, and distribute the same credited as fully paid up amongst, such shareholders in the proportion aforesaid, in satisfaction of their shares and interests in the said capitalised sum, or shall apply such sum or any part thereof on behalf of the shareholders aforesaid in paying up the whole or part of any uncalled balance which shall for the time being be unpaid in respect of any Ordinary Shares held by such shareholders: Provided always that the amount (if any) standing to the credit of the share premium account or the

capital redemption reserve fund shall be applied only in the manner authorised by the Act.

135 Whenever such a resolution as aforesaid shall have been passed, the Directors shall make all appropriations and applications of the undivided profits resolved to be capitalised thereby and all allotments and issues of fully paid shares or debentures, if any, and generally shall do all acts and things required to give effect thereto with full power to the Directors to make such provisions as they shall think fit for the case of shares or debentures becoming distributable in fractions (and, in particular, without prejudice to the generality of the foregoing, to sell the shares or debentures represented by such fractions and distribute the net proceeds of such sale amongst the members otherwise entitled to such fractions in due proportions) and also to authorise any person to enter on behalf of all the members concerned into an agreement with the Company providing for the allotment to them respectively credited as fully paid up of any further shares or debentures to which they may become entitled on such capitalisation or, as the case may require, for the payment up by the application thereto of their respective proportions of the profits resolved to be capitalised of the amounts remaining unpaid on their existing shares and any agreement made under such authority shall be effective and binding on all such members.

AUDIT

136 Auditors shall be appointed and their duties regulated in accordance with Sections 160 to 163 of the Act.

NOTICES

137 A notice may be given by the Company to any member either personally or by sending it by post to him at his registered address. Where a notice is sent by post, service of the notice shall be deemed to be affected by properly addressing, prepaying and posting a letter containing the notice, and to have been effected in the case of the notice of a meeting at the expiration of 24 hours after the letter containing the same is posted, and in any other case at the time at which the letter would be delivered in the ordinary course of post. Where a shareholder is resident outside The British Isles all notices shall be sent to him by Air Mail post.

138 A notice may be given by the Company to the joint holders of a share by giving the notice to the joint holder first named in the Register in respect of the share.

139 A notice may be given by the Company to the persons entitled to a share in consequence of the death or bankruptcy of a member by sending it through the post in a prepaid letter addressed to them by name or by the title of representatives of the deceased or Official Assignee in bankruptcy or by any like description at the address supplied for the purpose by the persons claiming to be so entitled, or (until such an address has been so supplied) by giving the notice in any manner in which the same might have been given if the death or bankruptcy had not occurred.

As Amended
28 January 2005

140 Notice of every general meeting shall be given in any manner herein before authorised to:

(a) every member; and

(c) every person upon whom the ownership of a share devolves by reason of his being a personal representative or the Official Assignee in bankruptcy of a member, where the member but for his death or bankruptcy would be entitled to receive notice of the meeting; and

(c) the Auditor for the time being of the Company.

No other person shall be entitled to receive notices of general meetings, other than holders of Preference Shares, save in accordance with Article 3A(E).

As inserted
28 January 2005

141 (a) Notwithstanding anything to the contrary in these Articles, whenever any person (including without limitation the Company, a Director, the Secretary, a member or any officer) is required or permitted to give information in writing such information may be given or received by electronic means or in electronic form, whether as an electronic

communication or otherwise. The use of such electronic communication shall conform to any regulations which may from time to time be made by the Directors. The Directors may at any time vary or revoke any regulations made pursuant to this Article.

(b) Regulations made by the Directors pursuant to this Article may include measures designed to:

(i) ensure the security of electronic communication:

ii) establish and authenticate the identity of the giver or recipient, as the case may be, of the information; and

(iii) record the consent of the giver or recipient of the information by electronic means or in electronic form.

(c) For the avoidance of doubt, any giver or recipient of information who has opted to give or receive information by electronic means or in an electronic form may, at some time, by notice given in conformity with regulations made by the Directors, opt to give or receive the information in any one of the other forms permitted by these Articles.

(d) Without prejudice to the generality of any of paragraphs (a), (b) and (c) above, the Directors may arrange to enable electronic communication by the Company or any member or other person as the case may be of:-

(i) notices of Annual or Extraordinary General Meetings;

(ii) the appointment of a proxy;

(iii) elections to receive allotments of Ordinary Shares instead of cash in respect of dividends;

(iv) the balance sheet, profit and loss account and group accounts and the Directors' and Auditors' reports; and

by the renumbering of the subsequent Articles as a consequence of the addition of this Article 141 and the consequential renumbering of references in Articles to other Articles.

WINDING UP

142 If the Company is wound up, the liquidator may, within the sanction of a special resolution of the Company and any other sanction required by the Act, divide among the members in specie or kind the whole or any part of the assets of the Company (whether they shall consist of property of the same kind or not) and may, for such purpose, set such value as he deems fair upon any property to be divided as aforesaid and may determine how such division shall be carried out as between the members or different classes of members. The liquidator may, with the like sanction, vest the whole or any part of such assets in trustees upon such trusts for the benefit of the contributories as the liquidator, with the like sanction, shall think fit, but so that no member shall be compelled to accept any shares or other securities whereon there is any liability.

INDEMNITY

As Amended
28 January 2005

143 Every Director, Managing Director, Agent, Auditor, Secretary and other officer for the time being of the Company shall be indemnified out of the assets of the Company against any liability incurred by him in defending any proceedings, whether civil or criminal, in relation to his acts while acting in such office, in which judgment is given in his favor or in which he is acquitted or in connection with which relief is granted to him by the court under Section 391 of the Act. The Directors shall have power to purchase and maintain for or for the benefit of any persons who are or were at any time Directors or Officers of the Company, or who are or were at any time trustees of any pension fund in which employees of the Company are interested, insurance against any liability incurred by such persons in respect of any act or omission when in the actual or purported execution

or discharge of their duties or in the exercise or purported exercise of their powers or otherwise in relation to their duties, powers or offices in relation to the Company or any pension fund of the Company and shall be entitled to vote (and be counted in the quorum) in respect of any resolution concerning the purchase of such insurance.

FILED 10/02/2006.

Companies Registration Office

Annual Return

Sections 125, 127, 128 Companies Act, 1963
Section 7 Companies (Amendment) Act 1986
Section 26 Electoral Act 1997
Sections 43, 44 Companies (Amendment)(No 2) Act 1999
Section 249A Companies Act 1990 (inserted by section 107 Company Law Enforcement Act 2001)
Companies Act 1990 (Form and Content of Documents Delivered to Registrar) Regulations 2002

CRO receipt date stamp

Companies Acts, 1963 to 2003

Tick box if bond is attached ☐
note sixteen

Company Number 2 2 0 4 5

B1

Please complete using black typescript or BOLD CAPITALS, referring to explanatory notes

Company Name *in full*: ANGLO IRISH BANK CORPORATION PLC

Return made up to *note one*: Day 09 Month 02 Year 2006

If the return is made up to a date earlier than the existing ARD, do you wish to retain the anniversary of the existing ARD for next year? *note two* Yes [X] No [ ]

Financial Year *note three*: From Day 01 Month 10 Year 2004 To Day 30 Month 09 Year 2005

The company is claiming the exemption from audit in respect of the financial year covered by the accounts attached to this return. ☐

Registered Office *note four*: Stephen Court, 18/21 Stephen's Green, Dublin , 2, Ireland

Other Addresses *note five*

Address	Register(s)/documents held at this address
Computershare Investor Services (Ireland) Limited, Heron House, Corrig Road, Sandyford Industrial Estate, Dublin 18	Register of Members

Secretary *note six*

Surname: DALY — Former Surname *note seven*: None

Forename: BERNARD — Former Forename *note seven*: None

Residential Address *note six*: 253 Collins Avenue West, Dublin 9, Ireland

Donations for Political Purposes *note eight*

Name of person or political party to whom donation was made	Value of donation € / _
None	

Presenter Details

Person to whom queries can be addressed

Name: Cliona Joyce

Address: Anglo Irish Bank Corporation plc, Stephen Court, 18/21 St Stephen's Green , Dublin 2

DX Number — DX Exchange

Telephone Number: 01 6162506 — Fax Number: 01 6162456

Authorised share capital
note nine

Total

€/__	171,600,000.00

made up as follows:

Class	Number of shares	Nominal value per share €/__
Non-Cumulative Preference	50,000,000	1.00
Ordinary	760,000,000	0.16

Issued share capital
(insert nominal values)

Total

€/__	114,272,752.00

made up as follows:

Paid up on shares issued for cash	€/__ 856,969,508.14	
Considered paid on other shares	€/__	
Total calls unpaid	€/__	(E)
Total not yet called	€/__	(F)

The sum of these figures must equal the total issued share capital.

Total standing to credit of Capital Conversion Reserve Fund *note ten* €/__

Shares issued

Consideration – all cash

Class	Number of shares	Total nominal value €/__	Total premium paid €/__	Total amount paid €/__
Ordinary	702,600,512	112,416,081.92		852,777,979.58
Totals	702,600,512 (A)			852,777,979.58 (C)

Consideration – not all cash

Class	Number of shares	Total nominal value €/__	Total premium considered paid €/__	Total amount considered paid €/__
Ordinary	11,604,188	1,856,670.08		4,191,528.56
Totals	11,604,188 (B)			4,191,528.56 (D)

Totals

Total number of shares issued (A) + (B): 714,204,700

This total must agree with the total number of shares held by existing members as stated in the **List of past and present members** section of the return.

Total paid and unpaid and considered paid (C) + (D) + (E) + (F): €/__

Other share/ debenture details
note eleven

N/A

Authorised Share Capital

note nine

Total

€/£ 50,000,000.00 made up as follows:

Class	Number of Shares	Nominal Value Per Share €/£
Non-Cumulative Preference	50,000,000	1.00

Issued Share Capital
(insert nominal values)

Total

€/£ 300,000.00 made up as follows:

Paid up on shares issued for cash	€/£ 299,397,000.00	
Considered paid on other shares	€/£ 0.00	
Total calls unpaid	€/£ 0.00	(E)
Total not yet called	€/£ 0.00	(F)

The sum of these figures must equal the total issued share capital.

Shares Issued

Total standing to credit of Capital Conversion Reserve Fund *note ten* €/£ 0.00

Consideration - all cash

Class	Number of Shares	Total Nominal Value €/£	Total Premium Paid €/£	Total Amount Paid €/£
Non-Cumulative Preference	300,000	300,000	0.00	299,397,000.00
Totals (A)	300,000		(C)	299,397,000.00

Consideration - not all cash

Class	Number of Shares	Total Nominal Value €/£	Total Premium Considered Paid €/£	Total Amount Considered Paid €/£
Totals (B)	0		(D)	0.00

Totals

Total number of shares issued (A) + (B) 300,000

Total paid and unpaid and considered paid (C) + (D) + (E) + (F) €/£

This total must agree with the total number of shares held by existing members as stated in the **List of Past and Present Members** section of the return.

Other Share / Debenture Details

note eleven

Authorised Share Capital
note nine

Total

£/US$ 50,000,000.00 made up as follows:

Class	Number of Shares	Nominal Value Per Share £/ US$
Non-Cumulative Preference	50,000,000	1.00

Issued Share Capital
(insert nominal values)

Total

£/US$ 0.00 made up as follows:

Paid up on shares issued for cash	£/US$ 0.00	
Considered paid on other shares	£/US$ 0.00	
Total calls unpaid	£/US$ 0.00	(E)
Total not yet called	£/US$ 0.00	(F)

The sum of these figures must equal the total issued share capital.

Shares Issued

Total standing to credit of Capital Conversion Reserve Fund *note ten* £/ US$ 0.00

Consideration - all cash

Class	Number of Shares	Total Nominal Value £/ US$	Total Premium Paid £/US$	Total Amount Paid £/US$
Totals (A)	0		(C)	0.00

Consideration - not all cash

Class	Number of Shares	Total Nominal Value £/US$	Total Premium Considered Paid £/US$	Total Amount Considered Paid £/US$
Totals (B)	0		(D)	0.00

Totals

Total number of shares issued (A) + (B) 0

Total paid and unpaid and considered paid (C) + (D) + (E) + (F) £/US$ 0.00

This total must agree with the total number of shares held by existing members as stated in the **List of Past and Present Members** section of the return.

Other Share / Debenture Details
note eleven

List of Past and Present Members

Persons holding shares on the date to which the annual return has been made up for 20 06 (insert year) and of persons who have held shares therein at any time since the date of the last return, or in the case of the first return, the date of incorporation of the company. *note twelve*

☐ Tick box if the list of past and present members is submitted on CD.

notes six and thirteen	Name and Address	Share Class	Numbers Held *note fourteen*	Number Transferred and Date *note fifteen*	Particulars of Transferee *note fifteen*
Name Address Folio No.	Allotment of Shares for a Cash Consideration Stephen Court, 18/21 Stephen's Green, Dublin , 2, Ireland	€0.16 Ordinary	702,600,512		
Name Address Folio No.	Lambay Capital Securities Public Limited Company 4th Floor, 25-28 Adelaide Road, Dublin 2, Ireland	£1.00 Non-Cumulative Preference	300,000		
Name Address Folio No.	Shares for a Consideration Other than Cash Stephen Court, 18/21 Stephen's Green, Dublin , 2, Ireland	€0.16 Ordinary	11,604,188		
Name Address Folio No.					
Name Address Folio No.					
Name Address Folio No.					
Name Address Folio No.					
Name Address Folio No.					
Name Address Folio No.					
Name Address Folio No.					

ALLOTMENT OF SHARES FOR A CASH CONSIDERATION
(All the figures have been adjusted to reflect the two-for-one share split on 22 April 2005)

	Price per Share in IR£	Price per share in Euro	Number of Shares	IR£	Euro
	0.25	0.31743452	1,171,704	292,926.00	371,939.30
Amount called up on number	0.269	0.341559543	1,485	399.47	507.22
of shares of each class	0.275	0.349177972	2,000,000	550,000.00	698,355.94
	0.2758	0.350193762	229,759	63,367.53	80,460.17
	0.3095	0.392983935	129,375	40,041.56	50,842.30
	0.31869379	0.404657641	3,483,912	1,110,301.12	1,409,791.61
	0.3285	0.417108959	62,400	20,498.40	26,027.60
	0.33	0.419013566	1,801,023	594,337.59	754,653.07
	0.351	0.445678066	16,904	5,933.30	7,533.74
	0.352	0.446947804	3,408	1,199.62	1,523.20
	0.3579848	0.454546932	343,590	123,000.00	156,177.78
	0.4037	0.512593262	16,485	6,654.99	8,450.10
	0.4067	0.516402476	531,656	216,224.50	274,548.48
	0.41	0.520592612	22,500	9,225.00	11,713.33
	0.42	0.533289993	1,000,000	420,000.00	533,289.99
	0.46	0.584079516	60,187,533	27,686,265.18	35,154,305.15
	0.4639	0.589031495	957,911	444,374.91	564,239.75
	0.464	0.589158468	35,000	16,240.00	20,620.55
	0.465	0.590428206	94,410	43,900.65	55,742.33
	0.4745	0.602490718	36,878	17,498.61	22,218.65
	0.475	0.603125587	9,342,287	4,437,586.33	5,634,572.33
	0.492914	0.625871675	1,279,383	630,625.79	800,729.58
	0.5	0.634869039	121,723,149	60,861,574.50	77,278,258.66
	0.5015	0.636773646	29,504	14,796.26	18,787.37
	0.5016	0.63690062	603,569	302,750.21	384,413.47
	0.5019	0.637281542	26,298	13,198.97	16,759.23
	0.51	0.64756642	300,000	153,000.00	194,269.93
	0.5151	0.654042084	206,526	106,381.54	135,076.70
	0.5214	0.662041434	806,842	420,687.42	534,162.83
	0.5238	0.665088805	229,060	119,981.63	152,345.24
	0.531	0.67423092	156,886	83,306.47	105,777.39
	0.532	0.675500658	1,433,262	762,495.38	968,169.42
	0.535	0.679309872	46,872	25,076.52	31,840.61
	0.5313	0.674611841	66,993	35,593.38	45,194.27
	0.5378	0.682865139	1,190	639.98	812.61
	0.55	0.698355943	9,445,442	5,194,993.10	6,596,280.56
	0.57	0.723750705	120,000	68,400.00	86,850.08
	0.5745	0.729464526	121,603	69,860.92	88,705.07
	0.57675	0.732321437	566,572	326,770.40	414,912.82
	0.59125	0.750732639	1,340,327	792,468.34	1,006,227.23
	0.61	0.774540228	4,999,000	3,049,390.00	3,871,926.60
	0.613	0.778349442	774,815	474,961.60	603,076.82
	0.63	0.799934989	96,666	60,899.58	77,326.52
	0.64	0.81263237	1,520,000	972,800.00	1,235,201.20
	0.655	0.831678441	45,000	29,475.00	37,425.53
	0.71916	0.913144836	1,362,867	980,119.43	1,244,494.96
	0.72	0.914211416	29,922,796	21,544,413.12	27,355,761.72
	0.84458333	1.072399615	871,837	736,339.00	934,957.66
	0.86	1.091974747	7,332,000	6,305,520.00	8,006,358.85
	1.14002857	1.447537686	2,462,899	2,807,775.23	3,565,139.12
	1.680328	2.133576446	2,374,115	3,989,291.91	5,065,355.84
€ 1.7925	1.41170847	1.7925	786,557	1,110,389.18	1,409,903.42
€ 2.34	1.84289976	2.34	121,000	222,990.87	283,140.00
	1.83086893	2.324723997	1,385,965	2,537,520.26	3,221,986.09
€ 2.36	1.85865104	2.36	2,819,500	5,240,466.61	6,654,020.00
	1.90590488	2.42	13,200,000	25,157,944.42	31,944,000.00
	1.93049937	2.45122856	443,236	855,666.82	1,086,472.74
€ 2.503022	1.97129002	2.503022002	751,497	1,481,418.54	1,881,013.53
€ 2.55	2.0082882	2.55	45,000	90,372.97	114,750.00
€ 2.59	2.03979076	2.59	20,000	40,795.82	51,800.00
	2.052234	2.6058	710,886	1,458,904.42	1,852,426.49
€ 2.954682	2.32700117	2.954681994	1,487,547	3,461,523.61	4,395,228.34
€ 3.09	2.43357276	3.09	14,000,000	34,070,018.64	43,260,000.00
€ 4.184682	3.29570489	4.184681994	1,414,642	4,662,242.56	[illegible]
[illegible]	[illegible]	4.25	15,250,000	51,043,991.75	64,812,500.00
€ 4.309571	3.39406297	4.309570994	531,856	1,805,152.75	2,292,071.19
€ 6.768287	5.330459183	6.768287	646,734	4,377,281.32	4,377,281.32
€ 6.868436	5.40933293	6.868436	359,038	1,942,156.08	2,466,029.52
€ 7.225561	5.690591723	7.225561	583,219	3,318,861.21	4,214,084.46
€ 11.991725	9.444250908	11.991725	1,130,903	10,680,531.68	13,561,477.78
€ 2.36	1.8586416	2.36	32,450	60,313	76,582
€ 2.34	1.8428904	2.34	9,000	16,586	21,060
€ 1.09	0.8584404	1.09	40,000	34,338	43,600
€ 2.36	1.8586416	2.36	41,600	77,319	98,176
€ 2.59	2.0397804	2.59	40,000	81,591	103,600
€2.36	1.8586416	2.36	72,850	135,402	171,926
€1.09	0.8584404	1.09	15,000	12,877	16,350
€1.09	0.8584404	1.09	50,000	42,922	54,500
€1.09	0.8584404	1.09	25,000	21,461	27,250
€1.09	0.8584404	1.09	10,000	8,584	10,900
€2.36	1.8586416	2.36	41,600	77,319	98,176
€1.09	0.8584404	1.09	20,000	17,169	21,800
€1.09	0.8584404	1.09	3,000	2,575	3,270
€1.09	0.8584404	1.09	20,000	17,169	21,800
€109	85.84404	109	100,000	8,584,404	109,000
€1.7925	1.4117013	1.7925	8,278	11,686	14,838.32
€3.23	2.5438188	3.23	4,082	10,384	13,184.86
€12.41	9.7736196	12.41	600,425	5,868,326	7,451,274.25
€3.11	2.4493116	3.11	1,787	4,377	5,557.57
€4.87	3.8354172	4.87	519	1,991	2,527.53

€3.09	2.4335604	3.09	108,106	263,082	334,047.54
€3.08	2.4256848	3.08	12,350	29,957	38,037
€2.34	1.8428904	2.34	9,000	16,586	21,060
€2.36	1.8586416	2.36	31,223	58,032	73,686.28
€2.36	1.8586416	2.36	20,000	37,173	47,200
€3.00	2.36268	3	4,609	10,890	13,827
€2.36	1.8586416	2.36	237,500	441,427	560,500
€12.60	9.923256	12.6	500,000	4,961,628	6,300,000
€2.36	1.8586416	2.36	21,600	40,147	50,976
€2.34	1.8428904	2.34	9,000	16,586	21,060
€1.7925	1.4117013	1.7925	3,617	5,106	6,483.47
€2.34	1.8428904	2.34	30,000	55,287	70,200
€1.7925	1.4117013	1.7925	9,428	13,310	16,899.69
€1.7925	1.4117013	1.7925	9,428	13,310	16,899.69
€3.11	2.4493116	3.11	3,784	9,268	11,768.24
€1.7925	1.4117013	1.7925	9,428	13,310	16,899.69
€4.09	3.2211204	4.09	37,500	120,792	153,375
€1.7925	1.4117013	1.7925	9,428	13,310	16,899.69
€2.34	1.8428904	2.34	36,500	67,265	85,410
€3.11	2.4493116	3.11	201,298	493,042	626,036.78
€2.36	1.8586416	2.36	237,500	441,427	560,500
€2.36	1.8586416	2.36	312,500	580,826	737,500
€2.34	1.8428904	2.34	12,500	23,036	29,250
€2.34	1.8428904	2.34	7,500	13,822	17,550
€17.236677		€17.236677	1,113,610		19,194,935.87
€2.59		€2.59	10,000		25,900
€2.34		€2.34	9,000		21,060
€2.36		€2.36	62,450		147,382
€4.50		€4.50	25,000		112,500
€2.36		€2.36	237,500		560,500
€2.34		€2.34	2,500		5,850
€2.59		€2.59	25,000		64,750
			331,915,723		**419,997,158.17**

(All the figures have been adjusted to reflect the two-for-one share split on 22 April 2005)

Two-For -One Share Split

Price per share In Euro	*663,831,446*	*419,997,158.17*
€2.40	934	2,241.60
€1.18	228,900	270,102
€4.675	100,000	467,500
€1.18	30,000	35,400
€2.535	196,226	497,432.91
€1.18	35,000	41,300
€2.535	748	1,896.18
€1.295	20,000	25,900
€2.535	4,796	12,157.86
€4.51	588	2,651.88
€2.455	2,006	4,924.73
€2.535	748	1,896.18
€2.535	748	1,896.18
€9.3581	1,077,457	10,082,950.35
€2.535	988	2,504.58
€2.535	2,936	7,442.76
€2.045	50,000	102,250
€2.535	1,902	4,821.57
€2.41	85,320	205,621.20
€1.18	62,446	73,686.28
€2.418	1,959	4,736.86
€2.421	2,306	5,582.82
€2.437	2,306	5,582.82
€1.18	528,500	623,630
€1.18	249,800	294,764
€2.433	4,036	9,819.58
€2.443	2,536	6,195.45
€2.44	576	1,405.44
€2.424	1,152	2,792.44
€0.89625	384,300	344,428.87
€1.18	249,800	294,764
€4.675	100,000	467,500
€0.89625	[illegible]	[illegible]
[illegible]	7,726	18,681.46
€0.89625	324,928	291,216.72
€1.18	228,900	270,102
€2.455	2,668	6,549.94
€0.89625	8,938	8,010.68
€1.18	366,200	432,116
€2.925	100,000	292,500
€1.17	18,000	21,060
€1.18	83,200	98,176
€2.94	25,000	73,500
€4.51	1,554	7,008.54
€0.89625	8,938	8,010.68
€7.135	112	799.12
€0.89625	18,702	16,761.66
€2.94	25,000	73,500
€1.18	18,200	21,476
€1.18	25,000	29,500
€1.18	174,900	206,382
€2.418	1,152	2,785.53
€0.89625	22,346	20,027.60
€12.40	33,566,275	416,221,810
€2.455	292,740	718,676.70
€2.455	1,546	3,795.43
€2.455	5,595	13,735.72
€2.455	4,952	12,157.16
	702,600,512	**Euro 852,777,979.58**

9 February 2006

ALLOTMENT OF SHARES FOR A CONSIDERATION OTHER THAN CASH

	Pence Per Share	Number of Shares	IR£
Amount called up on number of shares of each class.	25p	4,202,094	1,050,523.50
	33.9p	1,475,000	500,025.00
	80p	125,000	100,000.00
		5,802,094	**1,650,548.50**
			Euro 2,095,764.28

Two-for-One Share Split on the 22 April 2005 *11,604,188* *Euro 4,191,528.56*

Directors

including shadow/ alternate directors if any

Surname *note six*	BRADSHAW	Former Surname *note seven*	None
Forename *note six*	LAR	Former Forename *note seven*	None
Date of Birth (Day Month Year)	17 07 1960	Irish Resident *note sixteen*	X
		Alternate Director *note seventeen*	
Residential Address *note six*	'Airlie', Church Road, Killiney, Dublin , Ireland		
Business Occupation	Non-Executive Director	Nationality	Irish
Other Directorships — Company *note eighteen*	See continuation sheet	Place on Incorporation *note nineteen* / Company Number	

Surname *note six*	BROWNE	Former Surname *note seven*	None
Forename *note six*	THOMAS	Former Forename *note seven*	None
Date of Birth (Day Month Year)	10 02 1962	Irish Resident *note sixteen*	X
		Alternate Director *note seventeen*	
Residential Address *note six*	Ferney Hill, Brighton Road, Foxrock, Dublin 18		
Business Occupation	Banker	Nationality	Irish
Other Directorships — Company *note eighteen*	None	Place of Incorporation *note nineteen* / Company Number	

Surname *note six*	DRUMM	Former Surname *note seven*	None
Forename *note six*	DAVID	Former Forename *note seven*	None
Date of Birth (Day Month Year)	07 11 1966	Irish Resident *note sixteen*	X
		Alternate Director *note seventeen*	
Residential Address *note six*	20 ABINGTON, MALAHIDE, DUBLIN		
Business Occupation	Chief Executive Officer	Nationality	IRISH
Other Directorships — Company *note eighteen*	None	Place of Incorporation *note nineteen* / Company Number	

Continued on next page

Directors
including shadow/ alternate directors if any

	Surname	Former Surname *note seven*
note six	DRURY	None
	Forename	**Former Forename** *note seven*
note six	FINTAN COLM	None

Date of Birth (Day Month Year): 09 06 1958 — Irish Resident *note sixteen*: X — Alternate Director *note seventeen*: [ ]

Residential Address *note six*: 'Glenaphouca', Russian Village, Kilquade, Co Wicklow

Business Occupation	Non Executive Director	Nationality	Irish
	Company *note eighteen*	Place on Incorporation *note nineteen*	Company Number
Other Directorships	See continuation sheet		

	Surname	Former Surname *note seven*
note six	FITZPATRICK	None
	Forename	**Former Forename** *note seven*
note six	SEAN PATRICK	None

Date of Birth (Day Month Year): 21 06 1948 — Irish Resident *note sixteen*: X — Alternate Director *note seventeen*: [ ]

Residential Address *note six*: Camaderry, Whitshed Road, Greystones, Co Wicklow

Business Occupation	Non Executive Director	Nationality	IRISH
	Company *note eighteen*	Place of Incorporation *note nineteen*	Company Number
Other Directorships	None		

	Surname	Former Surname *note seven*
note six	JACOB	None
	Forename	**Former Forename** *note seven*
note six	MICHAEL	None

Date of Birth (Day Month Year): 06 07 1945 — Irish Resident *note sixteen*: X — Alternate Director *note seventeen*: [ ]

Residential Address *note six*: 'Greyfield', Newtownpark Avenue, Blackrock, Co Dublin

Business Occupation	Non Executive Director	Nationality	Irish
	Company *note eighteen*	Place of Incorporation *note nineteen*	Company Number
Other Directorships	See continuation sheet		

Continued on next page

BLUEPRINT

Directors
including shadow/ alternate directors if any

Surname *note six*	JAMAL	Former Surname *note seven*	None
Forename *note six*	PATRICIA	Former Forename *note seven*	None
Date of Birth (Day Month Year)	03 09 1943	Irish Resident *note sixteen*	
		Alternate Director *note seventeen*	
Residential Address *note six*	8 ST. MARGARETS CLOSE, PUTNEY, LONDON, SW15 6HL, ENGLAND		
Business Occupation	Non-Executive Director	Nationality	British
Other Directorships — Company *note eighteen*	See continuation sheet	Place on Incorporation *note nineteen* / Company Number	

Surname *note six*	MCATEER	Former Surname *note seven*	None
Forename *note six*	WILLIAM ANTHONY	Former Forename *note seven*	None
Date of Birth (Day Month Year)	29 10 1950	Irish Resident *note sixteen*	X
		Alternate Director *note seventeen*	
Residential Address *note six*	4 Auburn Villas, Rathgar, Dublin 6		
Business Occupation	CHARTERED ACCOUNTANT	Nationality	IRISH
Other Directorships — Company *note eighteen*	None	Place of Incorporation *note nineteen* / Company Number	

Surname *note six*	MCGANN	Former Surname *note seven*	None
Forename *note six*	GARY	Former Forename *note seven*	None
Date of Birth (Day Month Year)	25 08 1950	Irish Resident *note sixteen*	X
		Alternate Director *note seventeen*	
Residential Address *note six*	Cherryfield, Stonehouse, Donnybrook, Dublin 4		
Business Occupation	Non Executive Director	Nationality	Irish
Other Directorships — Company *note eighteen*	See continuation sheet	Place of Incorporation *note nineteen* / Company Number	

Continued on next page

BLUEPRINT

Directors
including shadow/alternate directors, if any

Surname	Sullivan	Former surname	
Forename *note six*	Edmond Francis	Former forename *note seven*	
Date of birth	Day 08 Month 05 Year 1948	Irish resident *note sixteen* ✓	Alternate director *note seventeen* ☐
Residential address *note six*	Locnamon House, Sion Road, Co. Kilkenny		
Business occupation	Non-Executive Director	Nationality	Irish

Other directorships

Company *note eighteen*	Place of incorporation *note nineteen*	Company number
See continuation sheet		

Surname	Wright	Former surname	
Forename *note six*	Patrick	Former forename *note seven*	
Date of birth	Day 14 Month 05 Year 1941	Irish resident *note sixteen* ✓	Alternate director *note seventeen* ☐
Residential address *note six*	"Anna Livia", Streamstown, Malahide, Co. Dublin		
Business occupation	Non-Executive Director	Nationality	Irish

Other directorships

Company *note eighteen*	Place of incorporation *note nineteen*	Company number
See continuation sheet		

Surname	Quilligan	Former surname	
Forename *note six*	Declan	Former forename *note seven*	
Date of birth	Day 24 Month 07 Year 1963	Irish resident *note sixteen* ✓	Alternate director *note seventeen* ☐
Residential address *note six*	22 Clonfadda Wood, Mount Merrion Avenue, Blackrock, Co. Dublin		
Business occupation	Executive Director	Nationality	Irish

Other directorships

Company *note eighteen*	Place of incorporation *note nineteen*	Company number
None		

Certification

We hereby certify that (i) this form has been completed in accordance with the Notes on Completion of Form B1, (ii) contains the particulars in respect of the company as at the date to which the return is made up and that (iii) *note twenty*

The company is not a private company. ☑

The company is a private company and has not since the date of the last annual return (or the date of incorporation if this is the first return) issued any invitation to the public to subscribe for any shares or debentures in the company. ☐

The company is a private company with more than 50 members, the excess of the number of members over 50 consisting wholly of persons who, under section 33(1)(b) Companies Act 1963, are not included in reckoning the number of 50. ☐

Signed [signature] Director — [signature] Secretary

Name *in bold capitals or typescript*: WILLIAM MCATEER — Bernard Daly